    As filed with the Securities and Exchange Commission on August 17, 1999
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                              SANDISK CORPORATION
            (Exact name of Registrant as specified in its charter)

                                ---------------

            Delaware                           3572                    77-0191793
  (State or other jurisdiction      (Primary Standard Industrial    (I.R.S. Employer
of incorporation or organization)    Classification Code Number)   Identification No.)

                               140 Caspian Court
                          Sunnyvale, California 94089
                                (408) 542-0500
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ---------------
                                Dr. Eli Harari
                     President and Chief Executive Officer
                              SANDISK CORPORATION
                               140 Caspian Court
                          Sunnyvale, California 94089
                                (408) 542-0500
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

                                ---------------
                                  Copies to:

      John W. Larson, Esq.
     Timothy R. Curry, Esq.
    Jonathan G. Shapiro, Esq.
      Paul L. Sieben, Esq.
 BROBECK, PHLEGER & HARRISON LLP                        Bruce K. Dallas, Esq.
      Two Embarcadero Place                             DAVIS POLK & WARDWELL
         2200 Geng Road                                  450 Lexington Avenue
       Palo Alto, CA 94303                             New York, New York 10017
         (650) 424-0160                                     (212) 450-4000

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                        Proposed Maximum    Proposed Maximum
     Title of Each Class of            Amount to be      Offering Price        Aggregate           Amount of
   Securities to be Registered        Registered(1)       Per Share(2)    Offering Price(1)(2) Registration Fee
---------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par
 value(3)...                          3,450,000 shares       $67.19           $231,805,500          $64,442
                                   3,423,128 shares (4)       67.19            230,000,000           63,940(5)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) Includes 450,000 shares which the U.S. underwriters have the option to purchase from SanDisk to cover over-allotments, if any.
     See "Underwriters."
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based upon the price of SanDisk's common stock as reported on the Nasdaq National Market on August 10, 1999.
(3) Includes rights to purchase SanDisk's Series A Junior Participating Preferred Stock associated with the common stock.
(4) Represents shares of common stock that may be delivered upon the exchange of the PEPS securities described in the prospectus relating to an offering of Premium Exchangeable Participating Shares, or PEPS, by the SANDISK PEPS Trust included herein. The PEPS are registered on a separate registration statement on Form N-2 (Registration Statement Nos. 333-74989 and 811-09273 (the "Trust Registration Statement)). Such number of shares of common stock is subject to adjustment in accordance with Rule 416 under the Securities Act.
(5) Such amount is being paid in connection with the Trust Registration Statement. Since the shares of common stock registered hereby are deliverable only upon the exchange of PEPS for which a registration fee is being paid pursuant to the Trust Registration Statement, no further registration fee with respect to such shares is required pursuant to Rule 457 (i).

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               EXPLANATORY NOTE

   This registration statement contains three forms of prospectus. The first follows immediately after this explanatory note and relates to a public offering in the United States and Canada of an aggregate of 2,400,000 shares of the common stock of SanDisk Corporation (2,850,000 shares if the over-allotment option described in such prospectus is exercised in full) being offered by SanDisk and one of its stockholders. The second prospectus relates to a concurrent offering outside the United States and Canada of an aggregate of 600,000 shares of common stock. The prospectuses for each of the U.S. offering and the international offering will be identical with the exception of an alternative front cover page for the international offering. This alternative page appears in this registration statement immediately following the complete prospectus for the U.S. offering. The third prospectus relates to
an aggregate of up to     shares of SanDisk common stock (    shares if the
over-allotment option described in such prospectus is exercised in full) also beneficially owned by the SanDisk selling stockholder that may be delivered by the SanDisk PEPS Trust to holders of Premium Exchangeable Participating Shares, or PEPS, of the trust. The form of the third prospectus is identical to the first and the second, with the exception that it has a different cover page and the section entitled "Underwriters" in the prospectus as relating to the U.S. and international public offerings of common stock is replaced with a section entitled "Plan of Distribution." The alternate pages for the third prospectus follow immediately after the alternative cover page for the prospectus relating to the international public offering in this registration statement.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registation statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued August 17, 1999

                                3,000,000 Shares

                           [SanDisk Corporation LOGO]

                                  COMMON STOCK

                                  -----------

SanDisk Corporation is offering 2,750,000 shares and the selling stockholder is offering 250,000 shares. For information relating to the selling stockholder, see "Selling Stockholder" on page 50.

                                  -----------

Our common stock is listed on the Nasdaq National Market under the symbol "SNDK." On August 16, 1999, the reported last sale price of the common stock on the Nasdaq National Market was $88 3/16 per share.

                                  -----------

Concurrently with this offering, the selling stockholder is entering into a prepaid forward contract with the SanDisk PEPS Trust in connection with a public offering of an aggregate of $200 million of Premium Exchangeable Participating Shares, or PEPS, of the trust ($230 million if the underwriters over-allotment option is exercised in full). See "Selling Stockholder" on page 50.

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7 of this prospectus.

                                  -----------

                               PRICE $   A SHARE

                                  -----------


                                    Underwriting   Proceeds to    Proceeds to
                       Price to    Discounts and     SanDisk        Selling
                        Public      Commissions    Corporation    Stockholder
                       --------    -------------   -----------    -----------
Per Share..........      $              $              $              $
Total..............     $              $              $              $

                                  -----------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the U.S. underwriters the right to purchase up to an additional 450,000 shares of our common stock to cover over-allotments. Morgan Stanley &
Co. Incorporated expects to deliver the shares to purchasers on      , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER
        BANCBOSTON ROBERTSON STEPHENS
                                               FIRST UNION CAPITAL MARKETS CORP.
                                                             MERRILL LYNCH & CO.

     , 1999

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Cautionary Note on Forward Looking Statements ...........................  19
Use of Proceeds..........................................................  19
Price Range of Common Stock..............................................  20
Dividend Policy..........................................................  20
Capitalization...........................................................  21
Selected Consolidated Financial Data.....................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations ..........................................................  24

                                                                           Page
                                                                           ----
Business..................................................................  33
Management................................................................  47
Selling Stockholder.......................................................  50
United States Federal Tax Considerations for Non-United States Holders....  51
Underwriters..............................................................  53
Legal Matters.............................................................  55
Experts...................................................................  55
Available Information.....................................................  56
Index to Consolidated Financial Statements................................ F-1

                               ----------------

   The SanDisk(R) name and logo, and the CompactFlash(TM) name and logo, are our trademarks. The CompactFlash Association makes the CompactFlash name and logo available royalty-free to member companies. References in this Prospectus to CompactFlash are references only to our products unless otherwise indicated. This Prospectus also includes trademarks of other companies.

                               ----------------

   Except as otherwise indicated, all information in this prospectus assumes no exercise of the U.S. underwriters' over-allotment option. If this option is exercised in full, the total price to the public for this offering would be
$          , the total underwriters' discounts and commissions would be
$            and the total proceeds to us and the selling stockholder would be
$             and $          , respectively.

                               ----------------

   You should rely only upon the information contained in this prospectus. We have not authorized anyone to provide you with different information than that contained in this prospectus. We and the selling stockholder are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                               ----------------

   The words "SanDisk," "we," "ours," and "us" refer to SanDisk Corporation and its subsidiaries, but not to any of the underwriters. Our fiscal year ends on the Sunday closest to December 31, and each fiscal quarter ends on the Sunday closest to March 31, June 30 and September 30, respectively. For ease of presentation, the financial information we present in this prospectus and the accompanying financial statements have been shown as ending on the last day of the relevant calendar month.

                               PROSPECTUS SUMMARY

   This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under the caption "Risk Factors."

                                    SANDISK

   We design, manufacture and market flash memory storage products that are used in a wide variety of electronic systems. We have designed our flash memory storage solutions to address the storage requirements of emerging applications in the consumer electronics and industrial/communications markets. Our products are used in a number of rapidly growing consumer electronics applications, such as digital cameras, personal digital assistants, or PDAs, MP3 portable music players, digital video recorders and smart phones, as well as in industrial/communications applications, such as communications routers and switches, wireless communications systems, point-of-sale terminals, transportation systems and medical instrumentation. We are the world's leading provider of flash memory card storage products, with over 40% market share in 1998, according to International Data Corporation. In the quarter ended June 30, 1999, we shipped over one million flash memory cards and flash chip sets.

   Our products include removable CompactFlash cards, FlashDisk cards, MultiMediaCard products, embedded FlashDrives and FlashChipSet products, with storage capacities ranging from 2 megabytes to 440 megabytes. These products are designed to meet the storage requirements of emerging consumer electronics and industrial/communications applications, including non-volatility, which is the ability to retain information with the power supply turned off, small size, high reliability, low operating power consumption and the capability to withstand high levels of shock and vibration and extreme temperature fluctuations.

   Since our inception, we have been actively involved in all aspects of flash memory process development, chip design, controller development and system-level integration to ensure the creation of fully-integrated, broadly interoperable products that are compatible with both existing and new system platforms. To achieve compatibility among various electronic platforms regardless of the host processors or operating systems used, we developed new capabilities in flash memory chip design and created a new intelligent controller. We also developed an architecture that could leverage advances in process technology to ensure a scaleable, high-yielding, cost-effective and highly reliable manufacturing process. The flash process and chip designs developed by us in cooperation with our partners make our products scaleable over multiple generations of semiconductor fabrication processes, which have enabled us to significantly reduce our cost per megabyte of capacity as each new process generation has been qualified while maintaining full compatibility with prior generation products. In addition, our architecture has allowed us to significantly reduce cell size and chip size, permitting increased storage capacity in each of our products.

   We are recognized as a leader in the development of flash card data storage technology. We own or have exclusive access to more than 100 U.S. and foreign patents, some of which are fundamental to the implementation of flash card data storage systems, including the implementation of double-density, or D2, flash, independent of the flash technology used. We design our products to be compatible with existing industry standards and, where appropriate, develop and promote new standards. We are a founding member of several open standards bodies for memory card technologies including the Personal Computer Memory Card International Association, or PCMCIA, the CompactFlash Association and the MultiMediaCard Association.

   We market our products to original equipment manufacturers, or OEMs, and end-user customers through a combination of our direct sales force, distributors, manufacturers' representatives, private label partners and retail outlets. Our customers include Arrow Electronics, Inc., Avnet Electronics, Bell Microproducts, Inc., Best Buy Company, Inc., Canon, Inc., Eastman Kodak Company, Hewlett-Packard Company, Lucent Technologies Inc.,

Matsushita Electric Industrial Co., Ltd., Mitsubishi Plastic Co. Ltd., NEC USA Inc., Newbridge Networks Corporation, Nokia Corporation, Norand Corporation and Tech Data Corporation. In addition, we currently license our technologies to several companies including Hitachi Ltd., Intel Corporation, Samsung Electronics Company Ltd., Sharp Electronics Corporation and Toshiba Corporation. We have established strategic manufacturing relationships with United Silicon, Inc., or USIC, and United Semiconductor Corporation, or USC, subsidiaries of United Microelectronics Corporation, or UMC.

   SanDisk was incorporated in Delaware in June 1988 under the name SunDisk Corporation and changed its name to SanDisk Corporation in August 1995. Our principal executive offices are located at 140 Caspian Court, Sunnyvale, California 94089, and our telephone number is (408) 542-0500. Our world wide website address is www.sandisk.com. The information in our website is not a prospectus, does not constitute a part of this prospectus and is not incorporated into this prospectus by reference.

                                  THE OFFERING

 Common stock offered:
    United States offering..................... 2,400,000 shares
    International offering.....................   600,000 shares
                                                ----------------
        Total.................................. 3,000,000 shares

    Shares offered by us....................... 2,750,000 shares
    Shares offered by the selling stockholder..   250,000 shares
                                                ----------------
        Total.................................. 3,000,000 shares

 Common stock to be outstanding after the
  offering..................................... 30,335,340 shares
 Over-allotment option.........................    450,000 shares

 Use of proceeds............................... We will use the net proceeds we receive from the offering to
                                                obtain additional silicon wafer
                                                foundry capacity, as well as
                                                for working capital and general
                                                corporate purposes. We will not
                                                receive any proceeds from the
                                                sale of common stock by the
                                                selling stockholder.

 Dividend policy............................... We do not anticipate paying any cash dividends in the
                                                foreseeable future. Any future
                                                determination to pay dividends
                                                will be at the discretion of
                                                our board of directors.

 Nasdaq National Market symbol................. "SNDK"

--------
   The number of shares of common stock outstanding after the offering is based upon 27,335,340 shares of common stock outstanding as of August 6, 1999 and excludes:

    . 3,796,391 shares subject to outstanding options at a weighted average exercise price of $12.16 per share;

    . 32,123 shares subject to outstanding warrants at a weighted average exercise price of $6.62 per share;

    . 3,979,670 shares that are available for future issuance under our 1995
      Stock Option Plan and our 1995 Non-Employee Directors Stock Option
      Plan; and

    . 700,898 shares that are available for issuance under our Employee
      Stock Purchase Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

   The following table summarizes our consolidated statements of operations and balance sheet data as of and for the periods indicated. The consolidated statement of operations data for each of the fiscal years in the three year period ended December 31, 1998 were derived from our consolidated financial statements audited by Ernst & Young LLP included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended December 31, 1994 and 1995 were derived from our consolidated financial statements audited by Ernst & Young LLP not included in this prospectus. The consolidated statement of operations data for the six months ended June 30, 1998 and June 30, 1999 and consolidated balance sheet data as of June 30, 1999 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. These interim condensed consolidated financial statements are unaudited but reflect, in the opinion of management, all normal recurring adjustments necessary to present fairly our financial position as of June 30, 1999, the results of operations for the three and six month periods ended June 30, 1999 and 1998 and cash flows for the six month periods ended June 30, 1999 and 1998. Our results of operations for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year or future periods. You should read this information together with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and condensed consolidated financial statements, including the notes thereto, included elsewhere or incorporated by reference in this prospectus.

   The consolidated balance sheet data as of June 30, 1999 presented on an as adjusted basis reflects the net proceeds of the sale of the common stock
offered by us hereby at an assumed public offering price of $   per share,
after deducting estimated underwriting discounts and commissions and estimated offering expenses. The basic net income (loss) per share computation excludes options and warrants to purchase common stock and common stock subject to repurchase rights held by us. The diluted net income (loss) per share computation excludes options and warrants to purchase common stock and common stock subject to repurchase rights held by us in periods of net loss as their effect would be antidilutive. See Note 1 of the notes to our consolidated financial statements for a detailed explanation of the determination of shares used in computing basic and diluted net income (loss) per share.

                                                                       Six Months
                               Fiscal Year Ended December 31,        Ended June 30,
                          ------------------------------------------ ---------------
                           1994     1995    1996     1997     1998    1998    1999
                          -------  ------- ------- -------- -------- ------- -------
                                  (In thousands, except per share amounts)
Consolidated Statement
 of Operations Data:
Revenues
  Product...............  $35,378  $61,589 $89,599 $105,675 $103,190 $48,906 $78,226
  License and royalty...       --    1,250   8,000   19,578   32,571  16,557  18,459
                          -------  ------- ------- -------- -------- ------- -------
    Total revenues......   35,378   62,839  97,599  125,253  135,761  65,463  96,685
Operating income
 (loss).................   (4,781)   7,777  12,474   19,680   12,810   6,374  11,881
Net income (loss).......   (4,287)   9,065  14,485   19,839   11,836   5,756  10,017
Net income (loss) per
 share, Basic...........  $ (0.25) $  0.48 $  0.65 $   0.87 $   0.45 $  0.22 $  0.37
Net income (loss) per
 share, Diluted.........  $ (0.25) $  0.45 $  0.60 $   0.79 $   0.43 $  0.21 $  0.34
Shares used in computing
 net income (loss) per
 share
  Basic.................   17,463   18,747  22,162   22,880   26,298  26,094  26,855
  Diluted...............   17,463   20,328  24,206   24,970   27,672  27,928  29,414

                                                            As of June 30, 1999
                                                            --------------------
                                                             Actual  As Adjusted
                                                            -------- -----------
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments.......... $144,948
Working capital............................................  145,459
Total assets...............................................  285,505
Long-term debt, less current portion.......................      --
Total stockholders' equity.................................  219,871

                                 RISK FACTORS

   An investment in our shares is extremely risky. You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. Any of the following risks could materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Related to our Business

Our operating results may fluctuate significantly which may adversely affect our stock price.

   Our quarterly and annual operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. This fluctuation is a result of a variety of factors, including the following:

  .  unpredictable demand for our products;

  . decline in the average selling prices of our products due to competitive pricing pressures;

  .  seasonality in sales of our products;

  .  adverse changes in product and customer mix;

  . slower than anticipated market acceptance of new or enhanced versions of our products;

  . competing flash memory card standards which displace the standards used in our products;

  .  changes in our distribution channels;

  .  timing of license and royalty revenue recognition;

  . fluctuations in product costs, particularly due to fluctuations in manufacturing yields and utilization;

  . availability of sufficient silicon wafer foundry capacity to meet customer demand;

  . significant yield losses which could affect our ability to fulfill customer orders and could increase our costs;

  . lengthening in manufacturing cycle times due to our suppliers operating at peak capacity;

  .  increased research and development expenses;

  . exchange rate fluctuations, particularly the U.S. dollar to Japanese yen exchange rate;

  . changes in general economic conditions, in particular the economic recession in Japan;

  .  difficulty of forecasting and management of inventory levels; and

  .  expenses related to obsolescence of unsold inventory.

 Difficulty of estimating silicon wafer needs

   When we order silicon wafers from our foundries, we have to estimate the number of silicon wafers needed to fill product orders several months into the future. If we overestimate this number, we will build excess inventories which would harm our gross margins and operating results. For example, in the second quarter of 1998, our product gross margins declined to 12% from 30% in the previous quarter due in part to a write down of inventory to reflect net realizable value. If we underestimate the number of silicon wafers needed to fill product orders, we may be unable to obtain an adequate supply of wafers which could harm our product revenues. Because our largest volume product, Compact Flash, is sold into an emerging consumer market, it is very difficult to accurately forecast future sales. A substantial majority of our quarterly sales are from orders received and fulfilled in the same quarter. In addition, our product order backlog may fluctuate substantially from quarter to quarter. See "Business--Backlog."

 Anticipated growth in expense levels

   Due to anticipated growth, we increased our expense levels in the first half of 1999. We expect operating expenses to continue to increase as a result of the need to hire additional personnel to support expected growth in sales unit volumes, sales and marketing efforts and research and development activities. In addition, we have significant fixed costs. We cannot readily reduce these expenses over the short term. If revenues do not increase proportionately to operating expenses, or if revenues decrease or do not meet expectations for a particular period, our business, financial condition and results of operations will be harmed.

  Variability of average selling prices and gross margin

   Our product mix varies quarterly, which affects our overall average selling prices and gross margins. Our CompactFlash products, which currently represent the majority of our product revenues, have lower average selling prices and gross margins than our higher capacity FlashDisk and FlashDrive products. We believe that sales of CompactFlash products may become an even more significant percentage of our product revenues as consumer applications, such as digital cameras, become more popular. Dependence on CompactFlash sales, together with lower pricing caused by increased competition, caused average unit selling prices to decline 28% during fiscal 1998, and 38% in the first half of 1999 compared to the same period in 1998. We expect this trend to continue.

  Variability of license fees and royalties

   Our intellectual property strategy is to cross-license our patents to other manufacturers of flash products. Under these arrangements, we earn license fees and royalties on individually negotiated terms. The timing of revenue recognition from these payments is dependent on the terms of each contract and on the timing of product shipments by the third parties. This may cause license and royalty revenues to fluctuate significantly from quarter to quarter. Because these revenues have higher gross margins than product revenues, gross margins and net income fluctuate significantly with changes in license and royalty revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In transitioning to new processes and products we face production and market acceptance risks.

  General

   Successive generations of our products have incorporated semiconductor devices with greater memory capacity per chip. Two important factors that enable us to decrease the costs per megabyte of our flash data storage products are the development of higher capacity semiconductor devices and the implementation of smaller geometry manufacturing processes. A number of challenges exist in achieving a lower cost per megabyte, including:

  . overcoming lower yields often experienced in the early production of new semiconductor devices;

  . problems with design and manufacturing of products that will incorporate these devices; and

  .  production delays.

   Because our products are complex, we periodically experience significant delays in the development and volume production ramp up of our products. Similar delays could occur in the future and could harm our business, financial condition and results of operations.

  128 Megabit Technology

   We began shipments of 128 megabit products in the second quarter of 1999. In the third quarter of 1999, we plan to increase production of our 128 megabit flash memory technology, which has a lower cost per megabyte than our 64 megabit technology currently in production and will allow us to begin shipping products with increased capacities including the 32 megabyte MultiMediaCard. If we are unable to bring our 128 megabit flash memory into full production as quickly as planned or if we experience unplanned yield problems, we may be unable to meet our customers' demand for high capacity MultiMediaCard and CompactFlash products which could result in lost sales and reduced revenues. In addition, our gross margins may be harmed by any problems we encounter in the production of our 128 megabit flash memory.

 D2 Flash Technology

   We have developed new products based on D2 flash technology, a new flash architecture designed to store two bits in each flash memory cell. High density flash memory, such as D2 flash, is a complex technology that requires strict manufacturing controls and effective test screens. Problems from the shift to volume production for new flash products could impact both reliability and yields and result in increased manufacturing costs and reduced availability. We may not be able to manufacture reliable and cost effective D2 flash products in commercial volumes and with yields sufficient to result in lower costs per megabyte. Furthermore, D2 flash technology needs significantly improved write speed so that it can be usefully applied to market applications such as digital cameras. It is possible that we may not be able to achieve the targeted write speed for our 256 megabit product.

   In the fourth quarter of 1999, we expect to increase production of our 256 megabit flash memory technology, which has a lower cost per megabyte than the 128 megabit technology. If we are unable to bring our 256 megabit flash memory into full production as quickly as planned or if we experience unplanned yield problems, we will not be able to meet our customers' forecasted demand in the fourth quarter of 1999 and beyond, which would result in lost sales, reduced revenues and reduced margins.

   In the second half of 1999, we will be dependent for the majority of megabytes shipped on the successful volume shipments of cards built with our 128 megabit and 256 megabit new designs. If we are unable to successfully achieve the planned yields for these designs, we will be unable to meet our forecasted customer needs, and consequently our revenues and profits may fall significantly below our expectations.

 MultiMediaCard Products

   We expect to increase the MultiMediaCard product family production volumes during the second half of 1999. This product presents new challenges in assembly and testing. During the startup phase, we have experienced fluctuations in yields which have reduced MultiMediaCard product availability, increased manufacturing costs and reduced product margins for this product family. We are currently unable to meet customer demand for MultiMediaCard products. This is primarily due to demand exceeding previous forecasts from our customers. Although we are steadily resolving the assembly manufacturing issues, we have not yet achieved the production assembly yields necessary for high volume production. See "Business--SanDisk's Products."

We depend on third party foundries for silicon wafers.

   All of our products require silicon wafers. We rely on USC and USIC in Taiwan to supply all of our silicon wafers. We depend on these foundries to allocate a portion of their capacity to our needs, produce acceptable quality wafers with acceptable manufacturing yields and deliver our wafers on a timely basis at a competitive price. If these foundries are unable to satisfy these requirements, our business, financial condition and operating results may suffer.

   Currently, demand for semiconductor wafers has increased significantly, due to increased demand in the consumer electronics and cellular phone markets. Increased demand for advanced technology silicon wafers is increasing the price of these wafers as supply becomes constrained. We expect this trend to continue throughout 1999 and 2000 which could adversely impact the rate of growth of our business, either through reduced supply, higher wafer prices or a combination of the two.

   USC and USIC are subsidiaries of UMC. We currently own 10% of USIC, have the right to appoint one of its directors and are entitled to 12.5% of its total wafer production. In the second quarter of 1999, UMC announced plans to merge the USC and USIC foundries into the UMC parent company. When the merger is complete, which is currently expected to occur in late 1999 or early 2000, we will receive UMC shares in exchange for the USIC shares we currently own. However, we will not have a seat on the board of directors of the combined company. We have received assurances from the senior management of UMC that it intends to continue to supply us the same wafer capacity at the prices we currently enjoy under our agreement with USIC. However, there can be no assurance that we will be able to maintain our current wafer capacity and competitive pricing arrangement in our future supply negotiations with UMC.

   Under the wafer supply agreements with our foundries, we are obligated to provide monthly rolling forecasts for our anticipated wafer purchases. Generally, the estimates for the first three months of each forecast are binding commitments. The estimates for the remaining months may only be changed by a certain percentage from the previous month's forecast. This limits our ability to react to fluctuations in demand for our products. For example, if customer demand falls below our forecast and we are unable to reschedule or cancel our wafer orders, we may end up with excess wafer inventories, which could result in higher operating expenses and reduced gross margins. Conversely, if customer demand exceeds our forecasts, we may be unable to obtain an adequate supply of wafers to fill customer orders, which could result in lost sales and lower revenues. In addition, if we are unable to obtain scheduled quantities of wafers with acceptable price and yields from any foundry, our business, financial condition and results of operations could be harmed. See "Business--Strategic Manufacturing Relationships."

The success of our business depends on emerging markets and new products.

   In order for demand for our products to grow, the markets for new products that use CompactFlash and the MultiMediaCard, such as MP3 portable music players and smart phones, must develop and grow. If sales of these products do not grow, our revenues and profit margins could level off or decline.

   Because we sell our products for use in many new applications, it is difficult to forecast demand. For example, in the second quarter of 1999, demand for our 32 megabyte capacity MultiMediaCard for use in MP3 portable digital music players grew faster than anticipated and we were unable to fill all customer orders during the quarter. Although we are increasing production of the MultiMediaCard, if we are unable to fulfill customer demand for these products in the future, we may lose sales to our competitors. In addition, the market for MP3 portable digital music players is very new and it is uncertain how quickly consumer demand for these players will grow. If this market does not grow as quickly as anticipated or our customers are not successful in selling their MP3 portable music players to consumers, our revenues could be adversely affected. In addition, it is often the case with new consumer markets that after an initial period of new market formation and initial acceptance by early adopters, the market enters a period of slow growth as standards emerge and infrastructure develops. In the event that this occurs in the MP3 music market or other emerging markets, sales of our products would be harmed.

   The success of this new product strategy will depend upon, among other things, the following:

  . our ability to successfully develop new products with higher memory capacities and enhanced features at a lower cost per megabyte;

  . the development of new applications or markets for our flash data storage products;

  . the extent to which prospective customers design our products into their products and successfully introduce their products; and

  . the extent to which our products or technologies become obsolete or noncompetitive due to products or technologies developed by others.

   If we fail to do any of the above, our business, financial condition and results of operations could suffer. See "Business--Applications and Markets for Flash Data Storage."

We may be unable to maintain market share

   We may be unable to increase our production volumes at a sufficiently rapid rate so as to maintain our market share. Ultimately our growth rate depends on our ability to obtain sufficient flash memory wafers to meet demand. If we are unable to do so, in a timely manner, we may lose market share to our competitors.

Our international operations make us vulnerable to changing conditions and currency fluctuations.

 Political Risks

   Currently, all of our flash memory wafers are produced by two foundries in Taiwan. We also use a third-party subcontractor in Taiwan for the assembly and testing of our MultiMediaCard products. We may therefore be affected by the political, economic and military conditions in Taiwan. Taiwan is currently engaged in various political disputes with China and both countries have recently conducted military exercises in or near the other's territorial waters and airspace. The Taiwanese and Chinese governments may continue to escalate these disputes, resulting in an economic embargo, a disruption in shipping routes or even military hostilities. This could harm our business by interrupting or delaying the production or shipment of flash memory wafers or MultiMediaCard products by our Taiwanese foundries and subcontractor. See also "--We depend on our suppliers and third party subcontractors."

   In addition, in the second quarter of 1999, we began using a third-party subcontractor in China for the assembly and testing of our CompactFlash products. As a result, our business could be harmed by the effect of political, economic, legal and other uncertainties in China. Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of foreign trade and investment and greater economic decentralization. The Chinese government may not continue to pursue these policies and, even if it does continue, these policies may not be successful. The Chinese government may also significantly alter these policies from time to time. In addition, China does not currently have a comprehensive and highly developed legal system, particularly with respect to the protection of intellectual property rights. As a result, enforcement of existing and future laws and contracts is uncertain, and the implementation and interpretation of such laws may be inconsistent. Such inconsistency could lead to piracy and degradation of our intellectual property protection.

 Economic Risks

   We price our products primarily in U.S. dollars. As a result, if the value of the U.S. dollar increases relative to foreign currencies, our products could become less competitive in international markets. For example, our products are relatively more expensive in Asia because of the weakness of many Asian currencies relative to the US dollar. In addition, we currently invoice some of our customers in Japanese yen. Therefore, fluctuations in the Japanese yen against the U.S. dollar could harm our business, financial condition and results of operations.

   Our sales are also highly dependent upon global economic conditions. In fiscal 1998, sales to Japan declined to 31.6% of total product sales from 38.1% in 1997. In the first half of 1999, sales to Japan represented 25.6% of product revenue compared to 32.7% for the same period of 1998. We believe these declines were primarily due to the Japanese economic crisis and market recession. If the current market conditions in Japan do not improve, or if they decline further, our results of operations may suffer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  General Risks

   Our international business activities could also be limited or disrupted by any of the following factors:

  .  the need to comply with foreign government regulation;

  . general geopolitical risks such as political and economic instability, potential hostilities and changes in diplomatic and trade relationships;

  . imposition of regulatory requirements, tariffs, import and export restrictions and other barriers and restrictions;

  . longer payment cycles and greater difficulty in accounts receivable collection;

  .  potentially adverse tax consequences;

  .  less protection of our intellectual property rights; and

  .  delays in product shipments due to local customs restrictions.

We depend on our suppliers and third party subcontractors.

   We rely on our vendors, some of which are sole source suppliers, for several of our critical components. We do not have long-term supply agreements with some of these vendors. Our business, financial condition and operating results could be harmed by delays or reductions in shipments if we are unable to develop alternative sources or obtain sufficient quantities of these components. For example, we rely on USIC and USC for all of our flash memory wafers and Motorola, Inc. and NEC to supply certain designs of microcontrollers. Due to industry-wide increasing demand for semiconductors, we have recently experienced resistance to price reductions from some of our important suppliers.

   We also rely on third-party subcontractors to assemble and test the memory components for our products. We have no long-term contracts with these subcontractors and cannot directly control product delivery schedules. This could lead to product shortages or quality assurance problems which could increase the manufacturing costs of our products and have adverse effects on our operating results.

   During the second quarter of 1999, we transferred a substantial portion of wafer testing, packaged memory final testing, card assembly and card testing to Silicon Precision Industries Co., Ltd. in Taiwan and Celestica, Inc. in China. In the third quarter of 1999, we will transfer additional production to these subcontractors, and by the end of the year we expect that they will be assembling and testing a majority of our mature, high-volume products. This increased reliance on subcontractors is expected to reduce manufacturing costs and give us access to increased production capacity. During the transition period, we will continue full operations at our Sunnyvale production facility while simultaneously transferring testing equipment and training personnel of our subcontractors. However, we do not have sufficient duplicative production testing equipment at Sunnyvale and at our subcontractors. Therefore, any significant problems in this complex transfer of operations may result in a disruption of production and a shortage of product to meet customer demand in the second half of 1999 and beyond. See "Business--Assembly and Testing."

Continuing declines in our average sales prices may result in declines in our gross margins.

   In 1998, the average unit selling prices of our products declined 28% compared to 1997. In the first half of 1999, the average unit selling prices of our products declined 38% compared to the same period of 1998. Because flash data storage markets are characterized by intense competition and price reductions for our products are necessary to meet consumer price points, we expect that market-driven pricing pressures will continue. This will likely result in a further decline in average sales prices for our products. We believe that we can offset declining average sales prices by achieving manufacturing cost reductions and developing new products that incorporate more advanced technology and include more advanced features and can be sold at stable average gross margins despite continued declines in average selling price per megabyte. However, if we are unable to achieve such cost reductions and technological advances, this could result in lost sales and declining gross margins, and as a result, our business, financial condition and results of operations could suffer.

   The semiconductor industry is cyclical and we believe it is currently in a recovery from one of its most severe down cycles. During most of 1997 and 1998, the semiconductor industry experienced significant production over capacity, which reduced margins for substantially all flash memory suppliers.

Our markets are highly competitive.

 Flash Memory Manufacturers and Memory Card Assemblers

   We compete in an industry characterized by intense competition, rapid technological changes, evolving industry standards, declining average selling prices and rapid product obsolescence. Our competitors include many large domestic and international companies that have greater access to advanced wafer foundry capacity, substantially greater financial, technical, marketing and other resources, broader product lines and longer standing relationships with customers. Our primary competitors include:

  . storage flash chip producers, such as Hitachi Ltd., Samsung Electronics
    Company Ltd. and Toshiba Corporation;

  . socket flash, linear flash and component manufacturers, such as Advanced
    Micro Devices, Inc., Atmel Corporation, Intel Corporation, Macronix International Co., Ltd., Micron Technology, Inc., Mitsubishi Electronic Corporation, Sharp Electronics Corporation and STMicroelectronics NV; and

  . module or card assemblers, such as Lexar Media, Inc., M-Systems, Inc., Pretec Electronics Corp., Simple Technology Inc., SMART Modular Technologies, Inc., Sony Corporation, Kingston Technology Company, Panasonic Consumer Electronic Company, Silicon Storage Technology, Inc., TDK Corporation, Matsushita Battery, Inc. and Viking Components, Inc., who combine controllers and flash memory chips developed by others into flash storage cards.

In addition, over 25 companies have been certified by the CompactFlash Association to manufacture and sell their own brand of CompactFlash. We believe additional manufacturers will enter the CompactFlash market in the future.

   We have entered into patent cross-license agreements with several of our leading competitors including, Hitachi, Samsung, Toshiba, Intel and Sharp. Under these agreements, each party may manufacture and sell products that incorporate technology covered by the other party's patents related to flash memory devices. As we continue to license our patents to certain competitors, competition will increase and may harm our business, financial condition and results of operations.

   Alternative Storage Media

   Competing products have been introduced that promote industry standards that are different from our CompactFlash and MultiMediaCard products, including Toshiba's SmartMedia, Sony Corporation's Memory Stick, Sony's standard floppy disk used for digital storage in its Mavica digital cameras, Panasonic's Mega Storage cards, Iomega's Clik drive, a miniaturized, mechanical, removable disk drive and M-Systems' Diskonchip for embedded storage applications. Each competing standard is mechanically and electronically incompatible with CompactFlash and MultiMediaCard. If a manufacturer of digital cameras or other consumer electronic devices designs in one of these alternative competing standards, CompactFlash or MultiMediaCard will be eliminated from use in that product.

   In September 1998, IBM introduced the microdrive, a rotating disk drive in a Type II CompactFlash format. Initially, this product will compete directly with our Type II CompactFlash memory cards, which we introduced in the second quarter of 1999, for use in high-end professional digital cameras. In October 1998, M-Systems introduced their Diskonchip 2000 Millennium product which competes against our Flash ChipSet products in embedded storage applications such as set top boxes and networking appliances.

   According to independent industry analysts, Sony's Mavica digital camera captured a considerable portion of the United States market for digital cameras in 1998. The Mavica uses a standard floppy disk to store digital images and therefore uses no CompactFlash, or any other flash cards. Our sales prospects for CompactFlash cards have been adversely impacted by the success of the Mavica.

   Our MultiMediaCard products also have faced significant competition from Toshiba's SmartMedia flash cards and we expect to face similarly significant competition from Sony's Memory Stick. Although the Memory Stick is proprietary to Sony, if it is adopted and achieves widespread use in future products, sales of our MultiMediaCard and CompactFlash products may decline.

 Alternative Flash Technologies

   We also face competition from products based on multilevel cell flash technology such as Intel's 64 megabit and 128 megabit StrataFlash chips and Hitachi's 256 megabit multilevel cell flash chip. These products compete with our D2 multilevel cell flash technology. Multilevel cell flash is a technological innovation that allows each flash memory cell to store two bits of information instead of the traditional single bit stored by the industry standard flash technology. In the second quarter of 1999, Intel announced their new 128Mbit multilevel cell chip and Hitachi began shipping customer samples of CompactFlash cards employing their new multilevel cell flash chip. In addition, Toshiba has begun customer shipments of 32 megabyte SmartMedia cards employing their new 256Mbit flash chip. Although Toshiba has not incorporated multilevel cell flash technology in their 256Mbit flash chip, their use of more advanced lithographic design rules has resulted in a comparably-sized die and may allow them to achieve a more competitive cost structure than that of our 256Mbit D2 flash chip.

   Furthermore, we expect to face competition from existing competitors and from other companies that may enter our existing or future markets that have similar or alternative data storage solutions which may be less costly or provide additional features. Price is an important competitive factor in the market for consumer products. Increased price competition could lower gross margins if our average selling prices decrease faster than our costs and could also result in lost sales. See "Business--Competition."

Our business depends upon consumer products.

   In 1998 and the first half of 1999, we received more product revenue and shipped more units of products destined for consumer electronics applications, principally digital cameras, than for any other application. We believe that these products will encounter intense competition and be more price sensitive than products sold into our other target markets. In addition, we must spend more on marketing and promotion in consumer markets to establish brand name recognition and preference.

   A significant portion of sales to the consumer electronics market is made through distributors and to retailers. Sales through these channels typically include rights to return unsold inventory. As a result, we do not recognize revenue until after the product has been sold to the end user. If our distributors and retailers are not successful in this market, there could be substantial product returns, which would harm our business, financial condition and results of operations.

Sales to a small number of customers represent a significant portion of our revenues.

   More than half of our revenues come from a small number of customers. For example, sales to our top 10 customers accounted for approximately 59%, 67%, and 71%, respectively, of our product revenues for 1998, 1997, and 1996. In the first six months of 1999, our top 10 customers represented approximately 57% of product revenues. In the first six months of fiscal 1999 and in fiscal year 1998, two customers each accounted for 10% or more of our product sales. If we were to lose any of these customers or experience any material reduction in orders from these customers, our revenues and operating results would suffer. Our sales are generally made by standard purchase orders rather than long-term contracts. In addition, the composition of our major customer base changes from year to year as the market demand for our customers' products change. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our multiple sales channels may compete for a limited number of customer sales.

   Web based sales of our products today represent a small but growing portion of our overall sales. Sales on the Internet tend to undercut the traditional distribution channels and may dramatically change the way our consumer products are purchased in future years. We cannot assure you that we will manage successfully the inherent channel conflicts between our retail channel customers and customers that wish to purchase directly on the Internet.

There is seasonality in our business.

   Sales of our products, in particular the sale of CompactFlash products, in the consumer electronics applications market are subject to seasonality. As a result, product sales are impacted by seasonal purchasing patterns with higher sales generally occurring in the second half of each year. In addition, in the past we have experienced a decrease in orders in the first quarter from our Japanese OEM customers primarily because most customers in Japan operate on a fiscal year ending in March and prefer to delay purchases until the beginning of their next fiscal year. For example, our product revenues were 24% lower in the first quarter of 1998 than in the fourth quarter of 1997, mostly due to these seasonal factors and the Asian economic crisis. Although we did not experience this seasonality in the first quarter of 1999, we cannot assure you that we will not experience seasonality in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We must achieve acceptable wafer manufacturing yields.

   The fabrication of our products requires wafers to be produced in a highly controlled and ultra clean environment. Semiconductor companies that supply our wafers sometimes have experienced problems achieving acceptable wafer manufacturing yields. Semiconductor manufacturing yields are a function of both our design technology and the foundry's manufacturing process technology. Low yields may result from design errors or manufacturing failures. Yield problems may not be determined or improved until an actual product is made and can be tested. As a result, yield problems may not be identified until the wafers are well into the production process. The risks associated with yields are even greater because we rely on independent offshore foundries for our wafers which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If the foundries cannot achieve the planned yields, this will result in higher costs and reduced product availability, and could harm our business, financial condition and results of operations. See "Business--Assembly and Testing."

Risks associated with patents, proprietary rights and related litigation.

 General

   We rely on a combination of patents, trademarks, copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. In the past, we have been involved in significant disputes regarding our intellectual property rights and claims that we may be infringing third parties' intellectual property rights. We expect that we may be involved in similar disputes in the future. We cannot assure you that:

  . any of our existing patents will not be invalidated;

  . patents will be issued for any of our pending applications;

  . any claims allowed from existing or pending patents will have sufficient scope or strength; or

  . our patents will be issued in the primary countries where our products are sold in order to protect our rights and potential commercial advantage.

In addition, our competitors may be able to design their products around our patents.

   We intend to vigorously enforce our patents but we cannot be sure that our efforts will be successful. If we were to have an adverse result in any litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. Any litigation is likely to result in significant expense to us, as well as divert the efforts of our technical and management personnel. For example the Lexar litigation described below has resulted in cumulative litigation expenses approaching $1 million.

 Cross Licenses and Indemnification Obligations

   If we decide to incorporate third party technology into our products or if we are found to infringe on others' intellectual property, we could be required to license intellectual property from a third party. We may also need to license some of our intellectual property to others in order to enable us to obtain cross-licenses to third party patents. Currently, we have patent cross-license agreements with several companies, including Hitachi, Intel, Samsung, Sharp and Toshiba and we are in discussions with other companies regarding potential cross-license agreements. We cannot be certain that licenses will be offered when we need them, or that the terms offered will be acceptable. If we do obtain licenses from third parties, we may be required to pay license fees or royalty payments. In addition, if we are unable to obtain a license that is necessary to the manufacture of our products, we could be required to suspend the manufacture of products or stop our wafer suppliers from using processes that may infringe the rights of third parties. We cannot assure you that we would be successful in redesigning our products or that the necessary licenses will be available under reasonable terms.

   We have historically agreed to indemnify various suppliers and customers for alleged patent infringement. The scope of such indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorney's fees. We may periodically engage in litigation as a result of these indemnification obligations. We are not currently engaged in any such indemnification proceedings. Our insurance policies exclude coverage for third party claims for patent infringement. Any future obligation to indemnify our customers or suppliers could harm our business, financial condition or results of operations.

 Litigation Risks Associated with our Intellectual Property

   From time to time, it may be necessary to initiate litigation against third parties to preserve our intellectual property rights. These parties could in turn bring suit against us. For example, in March 1998 we filed a complaint in Federal District Court against Lexar Media, Inc. for infringement of one of our flash card patents. Lexar disputed this claim and asserted that our patent was invalid or unenforceable, as well as asserting various counterclaims including unfair competition, violation of the Lanham Act, patent misuse, interference with prospective economic advantage, trade defamation and fraud. We have denied all of these counterclaims. In July 1998, the federal district court denied Lexar's request to have the case dismissed. Discovery in this suit began in August 1998. On February 22, 1999, the Federal District Court considered arguments and papers submitted by the parties regarding the scope and proper interpretation of the asserted claims in our patent at issue in the Lexar suit. On March 4, 1999, the Federal District Court issued its ruling on the proper construction of the claim terms in our patent. On July 30, 1999, we filed a motion for partial summary judgment that Lexar CompactFlash and PC Cards contributorily infringe our patent. This motion is scheduled to be heard in September 1999. In August 1999, we had a mandatory settlement meeting with Lexar. No settlement was reached through this meeting. A trial date has not yet been set. See "Business--Patents and Licenses."

Our rapid growth may strain our operations.

   We are currently experiencing rapid growth, which has placed, and continues to place, a significant strain on our personnel and other resources. To accommodate this growth, we must continue to hire, train, motivate and manage our employees. We are having difficulty hiring the necessary engineering, sales and marketing personnel to support our growth. In addition, we must make a significant investment in our existing internal information management systems to support increased manufacturing, as well as accounting and other management related functions. Our systems, procedures and controls may not be adequate to support our rapid growth, which could in turn harm our business, financial condition and results of operations.

Our success depends on key personnel, including our executive officers, the loss of whom could disrupt our business.

   Our success greatly depends on the continued contributions of our senior management and other key research and development, sales, marketing and operations personnel, including Dr. Eli Harari, our founder, President and Chief Executive Officer. Our success will also depend on our ability to recruit additional highly skilled personnel. We cannot assure you that we will be successful in hiring or retaining such key personnel, or that any of our key personnel will remain employed with us. See "Business--Employees."

Year 2000 issues may harm our business.

   Many existing computer systems and applications may not function properly when using dates beyond December 31, 1999. We have established a Year 2000 Risk Management program to assess the impact that the Year 2000 issue may have on our business. Based on our assessment to date, all of our flash memory and connectivity products are Year 2000 compliant. Other Year 2000 issues that we face include assessment and remediation of the computer systems used for facilities control, machine control and manufacturing testing and Year 2000 compliance of our key suppliers and customers.

   Our estimated total costs for Year 2000 compliance issues are not expected to have a material adverse affect on our business. However, the failure of our key suppliers and customers to take proper remedial efforts could harm our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure."

Risks Related to This Offering

Anti-takeover provisions in our charter documents, stockholder rights plan and in Delaware law could prevent or delay a change in control and, as a result, negatively impact our stockholders.

   We have taken a number of actions that could have the effect of discouraging a takeover attempt. For example, we have adopted a stockholder rights plan that would cause substantial dilution to a stockholder who attempts to acquire us on terms not approved by our board of directors. In addition, our certificate of incorporation grants the board of directors the authority to fix the rights, preferences and privileges of and issue up to 4,000,000 shares of preferred stock without stockholder action. Although we have no present intention to issue shares of preferred stock, such an issuance could have the effect of making it more difficult and less attractive for a third party to acquire a majority of our outstanding voting stock. Preferred stock may also have other rights, including economic rights senior to the common stock that could have a material adverse effect on the market value of the common stock. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. This section provides that a corporation shall not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder. This provision could have the effect of delaying or preventing a change of control of SanDisk.

Management may apply the proceeds of this offering to uses that do not increase our operating results or market value.

   The net proceeds we receive from the sale of the common stock in this offering will be used to obtain additional silicon wafer foundry capacity, as well as for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary assets, technology and businesses. We are currently engaged in discussions with potential wafer foundry partners which may result in investments before the end of 1999. However, we have not reserved or allocated the proceeds for any specific transaction, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value. See "Use of Proceeds."

Our stock price has been, and may continue to be, volatile.

   The market price of our stock has fluctuated significantly in the past and is likely to continue to fluctuate in the future. For example, between July 1, 1998 and August 16, 1999, our closing stock price has fluctuated from a low of $5 1/8 to a high of $88 3/16. We believe that such fluctuations will continue as a result of future announcements concerning us, our competitors or principal customers regarding technological innovations, new product introductions, governmental regulations, litigation or changes in earnings estimates by analysts. In addition, in recent years the stock market has experienced significant price and volume fluctuations and the market prices of the securities of high technology companies have been especially volatile, often for reasons outside the control of the particular companies. These fluctuations as well as general economic, political and market conditions may have an adverse affect on the market price of our common stock. See "Price Range of Common Stock."

                 CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in the preceding pages and elsewhere in this prospectus.

                                USE OF PROCEEDS

   Our net proceeds from the sale of 2,750,000 shares of common stock offered, after deducting estimated underwriting discounts and commissions and estimated
expenses payable by us, are estimated to be approximately $      million
($      million if the U.S. underwriters' over-allotment option is exercised in full). We will use these net proceeds to obtain additional silicon wafer foundry capacity, as well as for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary assets, technologies and businesses. We currently have no commitments or agreements with respect to any material acquisitions or investments. Pending use of the net proceeds, we plan to invest the net proceeds in short-term investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   We will not receive any proceeds from the sale of common stock in the offering by the selling stockholder. We will also not receive any proceeds from the delivery of any shares of common stock by the selling stockholder and the trust pursuant to the prepared forward contract and the PEPS to holders of PEPS. See "Selling Stockholder."

                          PRICE RANGE OF COMMON STOCK

   Our common stock commenced trading on the Nasdaq National Market on November 8, 1995 and is traded under the symbol "SNDK." The following table sets forth, for the periods indicated, the high and low last sale prices for the common stock as reported on the Nasdaq National Market.

                                                             Common Stock Price
                                                             ------------------
                                                               High      Low
                                                             -------- ---------
     Fiscal Year ended December 31, 1997
     First Quarter.......................................... $13 1/4  $ 8 7/8
     Second Quarter.........................................  14 1/2    9 3/4
     Third Quarter..........................................  34 1/8   14 5/8
     Fourth Quarter.........................................  39 5/8   18 7/16

     Fiscal Year ended December 31, 1998
     First Quarter.......................................... $25 7/16 $17 3/16
     Second Quarter.........................................  24 7/8   13 3/8
     Third Quarter..........................................  14 5/8    7 1/2
     Fourth Quarter.........................................  14 7/16   5 7/8

     Fiscal Year ended December 31, 1999
     First Quarter.......................................... $37      $12 11/16
     Second Quarter.........................................  44 1/2   19 1/4
     Third Quarter (as of August 16, 1999)..................  88 3/16  41 3/8

   On August 16, 1999, the reported last sale price for the common stock as reported by the Nasdaq National Market was $88 3/16 per share. As of August 6, 1999, we had 177 stockholders of record.

                                DIVIDEND POLICY

   We have not paid any dividends since our inception. We currently intend to retain any earnings for use in developing and growing our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the board of directors and will be dependent on results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors deemed relevant by the board of directors.

                                CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 1999:

  .  on an actual basis

  . as adjusted to reflect the sale of 2,750,000 shares of common stock offered by us at an assumed offering price of $88 3/16 per share and the application of the estimated net proceeds from the offering.

   This table should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                                                              As of June 30,
                                                                   1999
                                                             ------------------
                                                                          As
                                                              Actual   Adjusted
                                                             --------  --------
                                                              (In thousands,
                                                               except share
                                                                   data)
Stockholders' equity:
  Common stock, $0.001 par value; 40,000,000 shares
   authorized;
   27,156,980 shares issued and outstanding actual;
   29,906,980 shares issued and outstanding as adjusted..... $     27   $
  Preferred stock, $0.001 par value; 4,000,000 shares
   authorized; no shares
   issued and outstanding actual and as adjusted............       --       --
  Capital in excess of par value............................  188,911
  Accumulated other comprehensive income....................     (331)    (331)
  Retained earnings.........................................   31,264   31,264
    Total stockholders' equity..............................  219,871
                                                             --------   ------
      Total capitalization.................................. $219,871   $
                                                             ========   ======

   The common stock outstanding after this offering excludes:

  . 3,933,884 shares issuable upon exercise of outstanding options at a weighted average exercise price of $10.65 per share:

  . 32,123 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $6.62 per share;

  . 4,108,376 shares that are available for future issuance under our 1995 Stock Option Plan and our 1995 Non-employee Directors Stock Option Plan; and

  . 40,557 shares of common stock issued pursuant to our Employee Stock
    Purchase Plan subsequent to June 30, 1999 and prior to August 6, 1999;

  . 741,455 shares that are available for issuance under our Employee Stock
    Purchase Plan.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following table sets forth selected consolidated financial data as of and for the periods indicated. The consolidated statement of operations data and other data for each of the fiscal years in the three-year period ended December 31, 1998 and the consolidated balance sheet data as of December 31, 1997 and 1998 were derived from our consolidated financial statements audited by Ernst & Young LLP included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended December 31, 1994 and 1995 and the consolidated balance sheet data as of December 31, 1994, 1995 and 1996 were derived from our financial statements audited by Ernst & Young LLP not included in this prospectus. The statement of operations data and other data as of and for the six months ended June 30, 1998 and June 30, 1999 and consolidated balance sheet data as of June 30, 1999, were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Our results of operations for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year or future periods. You should read this information together with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and condensed consolidated financial statements, including the notes thereto, included elsewhere or incorporated by reference in this prospectus.

   The basic net income (loss) per share computation excludes options and warrants to purchase common stock and common stock subject to repurchase rights held by us. The diluted net income (loss) per share computation excludes options and warrants to purchase common stock and common stock subject to repurchase rights held by SanDisk in periods of net loss as their effect would be antidilutive. See Note 1 of the notes to our consolidated financial statements for a detailed explanation of the determination of shares used in computing basic and diluted net income (loss) per share.

                                                                       Six Months Ended
                               Fiscal Year Ended December 31,             (unaudited)
                          -------------------------------------------- -----------------
                                                                       June 30, June 30,
                           1994     1995     1996      1997     1998     1998     1999
                          -------  -------  -------  -------- -------- -------- --------
                                    (In thousands except per share amounts)
Consolidated Statement
 of Operations Data:
Revenues
 Product................  $35,378  $61,589  $89,599  $105,675 $103,190 $48,906  $78,226
 License and royalty....       --    1,250    8,000    19,578   32,571  16,557   18,459
                          -------  -------  -------  -------- -------- -------  -------
   Total revenues.......   35,378   62,839   97,599   125,253  135,761  64,463   96,685
Cost of revenues........   28,074   36,613   58,707    72,280   80,311  38,332   57,367
                          -------  -------  -------  -------- -------- -------  -------
 Gross profits..........    7,304   26,226   38,892    52,973   55,450  27,131   39,318
                          -------  -------  -------  -------- -------- -------  -------
Operating Expenses:
Research and
 development............    5,918    8,043   10,181    13,577   18,174   8,805   11,219
Sales and marketing.....    3,996    6,564    8,792    12,568   16,933   8,199   10,928
General and
 administrative.........    2,171    3,842    7,445     7,148    7,533   3,753    5,290
                          -------  -------  -------  -------- -------- -------  -------
   Total operating
    expenses............   12,085   18,449   26,418    33,293   42,640  20,757   27,437
                          -------  -------  -------  -------- -------- -------  -------
Operating income
 (loss).................   (4,781)   7,777   12,474    19,680   12,810   6,374   11,881
Interest and other
 income, net............      593    1,749    3,154     3,660    5,681   2,617    3,069
Interest expense........      (99)     (37)      (3)       --       --      --       --
                          -------  -------  -------  -------- -------- -------  -------
Income (loss) before
 taxes..................   (4,287)   9,489   15,625    23,340   18,491   8,991   14,950
Provision for income
 taxes..................       --      424    1,140     3,501    6,655   3,235    4,933
                          -------  -------  -------  -------- -------- -------  -------
Net income (loss).......  $(4,287) $ 9,065  $14,485  $ 19,839 $ 11,836 $ 5,756  $10,017
                          =======  =======  =======  ======== ======== =======  =======
Net income (loss) Per
 Share:
Basic...................  $ (0.25) $  0.48  $  0.65  $   0.87 $   0.45 $  0.22  $  0.37
Diluted.................  $ (0.25) $  0.45  $  0.60  $   0.79 $   0.43 $  0.21  $  0.34
Shares Used in Computing
Net Income (Loss) Per
Share:
Basic...................   17,463   18,747   22,162    22,880   26,298  26,094   26,855
Diluted.................   17,463   20,328   24,206    24,970   27,672  27,928   29,414

                                     As of December 31,
                         ------------------------------------------
                          1994    1995     1996     1997     1998   June 30, 1999
                         ------- ------- -------- -------- -------- -------------
                                       (In thousands)                (Unaudited)
Consolidated Balance
 Sheet Data:
Cash, cash equivalents
 and short-term
 investments............ $20,635 $68,395 $ 74,288 $134,925 $134,458   $144,948
Working capital.........  20,971  68,002   77,029  134,298  138,471    145,459
Total assets............  31,861  92,147  108,268  245,467  255,741    285,505
Long-term obligations...      93      --       --       --       --         --
Total stockholders'
 equity ................  23,672  72,381   87,810  191,374  207,838    219,871

--------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Certain statements in this discussion and analysis are forward looking statements based on current expectations, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward looking statements. Such risks and uncertainties are set forth under the caption "Risk Factors." The following discussion should be read in conjunction with our consolidated financial statements and related notes.

Overview

   We were founded in 1988 to develop and market flash data storage systems. We sell our products to the consumer electronics and industrial/communications markets. During the course of 1998, the percentage of our product revenues attributable to the consumer electronics market, particularly sales of CompactFlash for use in digital camera applications, increased substantially. In the first six months of 1999, consumer electronics continued to represent a significant portion of our product revenues. This increase in sales to the consumer market resulted in a shift to lower capacity products, which typically have lower average selling prices and gross margins than higher capacity products. In addition, these products are frequently sold into the retail channel, which usually has shorter customer order lead-times than the other channels we use, thereby decreasing our ability to accurately forecast future production needs. Subject to market acceptance of our CompactFlash products, we believe these products will continue to represent a majority of our sales as the popularity of consumer applications, including digital cameras, increases. The percentage of sales attributable to orders received and fulfilled in the same quarter has increased over time and, in response, we are continuing to work to shorten manufacturing cycle times.

   Our operating results are affected by a number of factors including the volume of product sales, the timing of significant orders, competitive pricing pressures, our ability to match supply with demand, changes in product and customer mix, market acceptance of new or enhanced versions of our products, changes in the channels through which our products are distributed, timing of new product announcements and introductions by us and our competitors, the timing of license and royalty revenues, fluctuations in product costs, availability of foundry capacity, variations in manufacturing cycle times, fluctuations in manufacturing yields and manufacturing utilization, increased research and development expenses, and exchange rate fluctuations. In addition, as the proportion of our products sold for use in consumer electronics applications increases, our revenues may become subject to seasonal declines in the first quarter of each year.

   Beginning in late 1995, we adopted a strategy of licensing our flash technology, including our patent portfolio, to selected third party manufacturers of flash products. To date, we have entered into patent cross-license agreements with several companies, and we intend to pursue opportunities to enter into additional licenses. Our current license agreements provide for the payment of license fees, royalties, or a combination thereof, to us. The timing and amount of these payments can vary substantially from quarter to quarter, depending on the terms of each agreement and, in some cases, the timing of sales of products by the other parties. As a result, license and royalty revenues have fluctuated significantly in the past and are likely to continue to fluctuate in the future. Given the relatively high gross margins associated with license and royalty revenues, gross margins and net income are likely to fluctuate more with changes in license and royalty revenues than with changes in product revenues.

   We market our products using a direct sales organization, distributors, manufacturers' representatives, private label partners, OEMs and retailers. We expect that sales and distribution through the retail channel will comprise an increasing share of total revenues in the future, and that a substantial portion of our sales through the retail channel will be made to participants that will have the right to return unsold products. We do not recognize revenues from these sales until the products are sold to the end customers.

   Historically, a majority of our sales have been to a limited number of customers. Product sales to our top 10 customers accounted for approximately 59%, 67%, and 71%, respectively, of our product revenues for 1998, 1997, and 1996. In the first six months of 1999, our top 10 customers represented approximately 57% of product revenues. In 1998 and the first six months of 1999, two customers each accounted for 10% or more of product revenues. In addition, in the first six months of 1999 revenues from a single customer exceeded 10% of total revenues. In 1997, no single customer accounted for greater than 10% of total revenues. In 1996, one customer accounted for approximately 26% of total revenues. We expect that sales of our products to a limited number of customers will continue to account for a substantial portion of our product revenues for the foreseeable future. We have also experienced significant changes in the composition of our customer base from year to year and expect this pattern to continue as market demand for such customers' products fluctuates. The loss of, or significant reduction in purchases by major customers, could have a material adverse effect on our business, financial condition and results of operations.

   Due to the emerging nature of our target markets and certain planned product transitions, we have had difficulty forecasting future inventory levels required to meet customer demand. As a result of both contractual obligations and manufacturing cycle times, we have been required to order wafers from our wafer suppliers several months in advance of the ultimate shipment of our products. Under our wafer supply agreements, there are limits on the number of wafers we can order and our ability to change that quantity is restricted. Accordingly, our ability to react to significant fluctuations in demand for our products is limited. As a result, we have not been able to match our purchases of wafers to specific customer orders and therefore we have from time to time taken write-downs for potential excess inventory purchased prior to the receipt of customer orders. For example, in the second quarter of 1998, our product gross margins were negatively impacted by an inventory write-down. These adjustments decrease gross margins in the quarter reported and have resulted, and could in the future result, in fluctuations in gross margins on a quarter to quarter basis.

   Export sales are an important part of our business, constituting 42% of total revenues in the first six months of 1999 and 56%, 57%, and 55% of our total revenues in 1998, 1997, and 1996, respectively. In 1998, product sales to Japan declined 19% from the prior year, due in part to the Asian economic crisis. While a majority of our revenues from sales to Japan and other Asian countries are derived from OEM customers who plan to export a portion of their products to countries outside of Asia, the Asian economic crisis may continue to adversely affect our revenues to the extent that demand for our products in Asia declines. Given the recent economic conditions in Asia and the weakness of many Asian currencies relative to the United States dollar, our products may be relatively more expensive in Asia, which could result in a decrease in our sales in that region. We may also experience pressure on our gross margins as a result of increased price competition from Asian competitors. While most of our sales are denominated in U.S. dollars, we invoice certain Japanese customers in Japanese yen and are subject to exchange rate fluctuations on these transactions.

   For the foreseeable future, we expect to realize a significant portion of our revenues from recently introduced and new products. Typically new products initially have lower gross margins than more mature products because the manufacturing yields are typically lower at the start of manufacturing each successive product generation. In addition, manufacturing yields are generally lower at the start of manufacturing any product at a new foundry. To remain competitive, we are focusing on a number of programs to lower our manufacturing costs, including development of future generations of D2 flash and advanced technology wafers. We cannot assure you that such products or processes will be successfully developed by us or that development of such processes will lower manufacturing costs. In addition, we anticipate that price competition will increase in the future, which could result in decreased average selling prices and lower gross margins.

Results Of Operations

   The following table sets forth certain consolidated statements of income data as a percentage of total revenues for the periods indicated:

                                                                   Six Months
                                                 Year Ended        Ended June
                                                December 31,           30,
                                              -------------------  ------------
                                              1996   1997   1998   1998   1999
                                              -----  -----  -----  -----  -----
Revenues:
  Product....................................  91.8%  84.4%  76.0%  74.7%  80.9%
  License and royalty........................   8.2   15.6   24.0   25.3   19.1
                                              -----  -----  -----  -----  -----
    Total revenues........................... 100.0  100.0  100.0  100.0  100.0
  Cost of revenues...........................  60.2   57.7   59.2   58.6   59.3
  Gross profits..............................  39.8   42.3   40.8   41.4   40.7
Operating Expenses:
  Research and development...................  10.4   10.8   13.4   13.5   11.6
  Sales and marketing........................   9.0   10.0   12.5   12.5   11.3
  General and administrative.................   7.6    5.7    5.5    5.7    5.5
                                              -----  -----  -----  -----  -----
    Total operating expenses.................  27.0   26.5   31.4   31.7   28.4
                                              -----  -----  -----  -----  -----
Operating income ............................  12.8   15.7    9.4    9.7   12.3
Interest and other income, net...............   3.2    2.9    4.2    4.0    3.2
                                              -----  -----  -----  -----  -----
Interest expense.............................  (0.0)   0.0    0.0    0.0    0.0
Income before taxes..........................  16.0   18.6   13.6   13.7   15.5
Provision for income taxes...................   1.2    2.8    4.9    4.9    5.1
                                              -----  -----  -----  -----  -----
Net income ..................................  14.8%  15.8%   8.7%   8.8%  10.4%
                                              =====  =====  =====  =====  =====

   Comparison of six months ended June 30, 1998 with six months ended June 30, 1999

   Product Revenues. Our product revenues for the six months ended June 30, 1999 were $78.2 million, up $29.3 million or 60% from the same period in 1998. During the six month period ended June 30, 1999, units shipped increased 156% from the same period in 1998. The largest increase came from sales of CompactFlash which represented 58% of product revenues for the six month period ended June 30, 1999. Average selling prices per unit declined 38% for the first six months of 1999 compared to the same period of the prior year. The mix of products sold varies from quarter to quarter and may vary in the future, affecting our overall average selling prices and gross margins.

   We continue to experience limited bookings visibility as customers continue to expect short lead-times, particularly in the growing retail component of our business. A majority of our anticipated third quarter revenues are expected to be for orders received and fulfilled in the same quarter. Due to a number of factors described in this prospectus, our ability to adjust our operating expenses is limited in the short term. As a result, if product revenues are lower than anticipated, our results of operations will be adversely affected.

   Export sales represented 42% of our product revenues for the six month period ended June 30, 1999 compared to 46% for the same period of the previous year. We expect international sales to continue to represent a significant portion of our product revenues. In the first six months of 1999, our top ten customers represented approximately 57% of product revenues with the top two customers representing a combined 29% of product revenues. We expect that sales to a limited number of customers will continue to represent a substantial portion of our revenues for the foreseeable future.

   License and Royalty Revenues. We currently earn patent license fees and royalties under several cross-license agreements. License and royalty revenues from patent cross-license agreements were $18.5 million in the six months ended June 30, 1999, up from $16.6 million in the same period of the prior year. Revenues from licenses and royalties decreased to 19% of total revenues in the first six months of 1999 from 25% in the first six months of 1998.

   Gross Profits. Gross profits for the first half of 1999 were $39.3 million compared to $27.1 million for the same period of the previous year. Gross margins were 41% of total revenues for the six month periods ended June 30, 1999 and 1998.

   Competition remains strong and product gross margins are expected to remain under pressure due to declining average selling prices per unit. We are currently working on a number of cost reduction programs to strengthen product gross margins in 1999, including the transition to offshore manufacturing operations for high volume products that began in the second quarter. However, there can be no assurance that we will be successful in these efforts. Also, increased competition may negatively affect gross margins in the second half of 1999.

   Late in the second quarter of 1999, we began shipping CompactFlash and FlashDisk products utilizing our new 128 megabit flash chip. The 128 megabit flash chip has a lower manufacturing cost per megabyte and is expected to contribute to improved product gross margins in the second half of 1999. Because the initial production period of each new generation of flash technology is subject to many risks and uncertainties, we cannot assure you that we will successfully complete the customer qualifications of the 128 megabit flash chips in a timely manner, or that we will realize the expected cost reductions in the second half of 1999.

   In addition, in the first half of 1999, we moved the high volume production of our CompactFlash cards to Celestica in South China and the production of our MultiMediaCard products to Siliconware Precision Industries Co. Ltd. and Siliconware Corporation in Taiwan. These subcontractors now assemble and test a majority of our CompactFlash and MultiMediaCard products. Because there are many risks and uncertainties involved with the transfer of production to these subcontractors, we cannot assure you that these subcontractors will maintain satisfactory production volumes and quality.

   Research and Development. Research and development expenses consist principally of salaries and payroll related expenses for design and development engineers, prototype supplies and contract services. Research and development expenses in the first half of 1999 increased to $11.2 million, up $2.4 million or 27% from $8.8 million in the same period of 1998. The increase was primarily due to increased salary and related expenses and higher nonrecurring engineering and project related expenses. We expect research and development expenses to continue to increase in absolute dollars to support the development and introduction of new generations of flash data storage products.

   Sales and Marketing. Sales and marketing expenses include salaries, sales commissions, benefits and travel expenses for our sales, marketing, customer service and applications engineering personnel. These expenses also include other selling and marketing expenses, such as independent manufacturers' representative commissions, advertising and tradeshow expenses. Sales and marketing expenses in the first half of 1999 were $10.9 million, up $2.7 million or 33% from the same period of 1998. The increase was primarily due to increased salary and related expenses and higher commission expenses due to increased product revenues. We expect sales and marketing expenses to increase as sales of our products grow and as we continue to develop the retail channel and expand our direct sales presence.

   General and Administrative. General and administrative expenses include the cost of our finance, information systems, human resources, shareholder relations, legal and administrative functions. In the first half of 1999, general and administrative expenses were $5.3 million, up $1.5 million or 41% from the same period in 1998. The increase was primarily due to increased salary and related expenses, an increase in the allowance for doubtful accounts and higher consulting expenses. We expect general and administrative expenses to increase as the general and administrative functions grow to support the overall growth of our business. General and administrative expenses could also increase substantially in the future if we continue to pursue litigation to defend our patent portfolio.

   Interest and Other Income, Net. Interest and other income, net, was $3.1 million in the first six months of 1999 as compared to $2.6 million in the first six months of 1998. The increase in 1999 was due to the recognition of foreign exchange gains. In addition, interest and other income, net in 1998 included a recognition of a loss on fixed asset disposal and foreign exchange losses.

   Provision for Income Taxes. We recorded a provision for income taxes at a 33% effective tax rate for the first six months of 1999 compared to a 36% effective tax rate for the same period of 1998. The lower effective tax rate in 1999 reflects greater benefits from federal and state tax credits.

  Comparison of years ended December 31, 1998, December 31, 1997 and December 31, 1996

   Product Revenues. Our product revenues declined 2% to $103.2 million in 1998 from $105.7 million in 1997. The decrease consisted of an increase in unit shipments of 34% which was offset by a decline in average selling prices per unit of 28%. Fiscal year 1997 product revenues increased 18% from $89.6 million in 1996. The increase of $16.1 million consisted of a 146% increase in units shipped offset by a 51% decline in average selling prices per unit.

   In 1998 and 1997, the largest increase in unit volume came from sales of CompactFlash products, primarily for use in digital cameras and other consumer electronics applications. CompactFlash products represented approximately 68% of all units shipped and 50% of product revenues in 1998 compared to 73% of all units shipped and 49% of product revenues in 1997. In 1997, we experienced a significant shift in product mix from PCMCIA flash cards to CompactFlash cards, which have lower capacities. This contributed to the decline in average selling prices per unit in 1997. We anticipate that lower capacity products will continue to represent a significant portion of our sales as consumer applications such as digital cameras become more popular. Sales of these lower capacity products generally have lower average selling prices per unit and lower gross margins than higher capacity products. The mix of products sold varies from quarter to quarter and may vary in the future, affecting our overall average selling prices and gross margins.

   We have experienced and expect to continue to experience seasonality in our product sales. Due to the shift in product mix towards CompactFlash products which are sold primarily for consumer electronics applications, we expect that our product sales will be increasingly impacted by seasonal purchasing patterns, with higher sales in the second half of each year as compared to the first half of each year. In the past, we have experienced a reduction in order quantities in the first quarter from Japanese OEM customers, reflecting the fact that most customers in Japan operate on a fiscal year ending in March and prefer to delay purchases until the beginning of their next fiscal year. In addition, the effects of the Asian economic crisis on our revenues is uncertain. Our ability to adjust our operating expenses is limited in the short term due to a number of factors described herein. As a result, if product revenues are lower than anticipated, our results of operations will be harmed. Our backlog at the end of 1998 was $13.4 million, compared to $18.6 million in 1997 and $5.8 million in 1996.

   License and Royalty Revenues. License and royalty revenue from patent cross-license agreements was $32.6 million in 1998, up from $19.6 million in 1997, and $8.0 million in 1996. The increase in license and royalty revenues in 1998 was partially due to the recognition of a full year of revenues under the Hitachi, Toshiba and Samsung agreements, which were entered into in the third quarter of 1997. Revenues from licenses and royalties increased to 24% of total revenues in 1998 from 16% in 1997 and from 8% in 1996.

   Gross Profits. In fiscal 1998, gross profits increased to $55.5 million, or 40.8% of total revenues, from $53.0 million, or 42.3% of total revenues in 1997, and $38.9 million, or 39.8% of total revenues in 1996. In 1998 and 1997, the growth in overall gross profits resulted from an increase in license and royalty revenues, which was partially offset by a decline in gross profit from product sales. Product gross profits declined as a percentage of product revenues to 22.2% in 1998 compared to 31.6% in 1997 and 34.5% in 1996. The decline in 1998 was primarily due to competitive pricing pressures. The decline in 1997 was primarily due to the shift in product mix to CompactFlash products that have lower average selling prices per unit and lower gross margins than our FlashDisk products. This decline was partially offset by cost reductions related to our shift to in-house assembly and testing. We anticipate that lower capacity products will continue to represent a significant portion of our sales as consumer applications such as digital cameras become more popular.

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   Research and Development. Research and development expenses increased to
$18.2 million in 1998 from $13.6 million in 1997 and $10.2 million in 1996. As a percentage of revenues, research and development expenses represented 13.4% in 1998, 10.8% in 1997, and 10.4% in 1996. In 1998 and 1997, the increase in research and development expenses was primarily due to an increase in salaries and payroll-related expenses associated with additional personnel. Increased depreciation due to capital equipment additions and higher project related expenses also contributed to the growth in research and development expenses in both years.

   Sales and Marketing. These expenses also include other selling and marketing expenses, such as independent manufacturers' representative commissions, advertising and tradeshow expenses. Sales and marketing expenses increased to $16.9 million in 1998 from $12.6 million in 1997 and $8.8 million in 1996. The increase in 1998 was primarily due to increased marketing and sales expenses related to the development of the retail channel. Increased salaries and payroll related expenses associated with additional personnel also contributed significantly to the increase in 1998 and 1997. Sales and marketing expenses increased to 12.5% of total revenues in 1998 compared to 10.0% in 1997 and 9.0% in 1996 primarily due to increased marketing expenses related to the development of the retail channel.

   General and Administrative. General and administrative expenses were $7.5 million in 1998 compared to $7.1 million in 1997 and $7.4 million in 1996. The increase in 1998 was primarily due to increased consulting expenses related to the implementation of our new management information system and an increase in bad debt expense. The decrease in 1997 was primarily due to a decrease in legal fees which was partially offset by increased salaries and payroll related expenses associated with increased personnel, higher recruiting expenses, increased allowance for doubtful accounts and higher consulting expenses. General and administrative expenses represented 5.5% of total revenues in 1998 compared to 5.7% of revenues in 1997, and 7.6% in 1996.

   Interest and Other Income, Net. Interest and other income, net, was $5.7 million in 1998, $3.7 million in 1997, and $3.2 million in 1996. The increase in 1998 was primarily due to higher investment balances as a result of the investment of proceeds from the sale of common stock in our November 1997 follow-on public offering.

   Provision for Income Taxes. Our 1998, 1997, and 1996 effective tax rates were approximately 36.0%, 15.0%, and 7.3% respectively. Our 1998 tax rate was substantially higher than our 1997 rate due to the utilization of all remaining federal and state tax credit carryforwards in 1997. Our 1997 effective tax rate was substantially higher than our 1996 rate due to the utilization of all remaining federal net operating loss carryforwards in 1996.

Liquidity And Capital Resources

   As of June 30, 1999, we had working capital of $145.5 million, which included $12.8 million in cash and cash equivalents and $132.2 million in short-term investments. Operating activities provided $17.1 million of cash in the first six months of 1999 primarily from net income and an increase in current liabilities of $17.7 million, which were partially offset by increases in accounts receivable of $8.8 million and inventory of $8.4 million.

   Net cash used in investing activities of $22.5 million in the first six months of 1999 consisted of net purchases of investments of $13.9 million and capital equipment purchases and leasehold improvements of $8.6 million. In the first six months of 1999, cash provided by financing activities of $2.8 million came primarily from the sale of common stock through our stock option and employee stock purchase plans. Net cash used in investing activities of $23.0 million in 1998 consisted of a second investment in the USIC foundry of $10.9 million, capital equipment purchases of $7.5 million and net purchases of investments of $4.6 million. In 1997, net cash used in investing activities of $108.9 million consisted of net purchases of investments of $59.0 million, an investment of $40.3 in the USIC foundry and $9.6 million of capital equipment purchases. In 1996, cash used for investing purposes of $22.2 million included net purchases of short term investments of $13.8 million and capital equipment purchases of $8.4 million. We currently intend to make additional investments, which could be substantial, in silicon wafer foundry capacity as well as in assembly and test manufacturing equipment to support our business in the future. We anticipate using a substantial portion of the net proceeds that we receive in the offering for these purposes.

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

   Operating activities provided $13.4 million of cash in 1998 primarily from net income, a reduction in inventory of $6.7 million and an increase in other accrued liabilities of $1.5 million, which were partially offset by a decrease in accounts payable of $7.2 million and an increase in prepaid and other assets of $5.3 million. Cash provided by operations was $26.8 million in 1997 and $13.4 million in 1996.

   During 1998, cash provided by financing activities of $4.2 million was primarily from the sale of common stock through our stock option and employee stock purchase plans. Financing activities provided $83.7 million of cash in 1997, primarily from the sale of common stock in our November 1997 follow-on public offering and $0.8 million in 1996 primarily from the sale of common stock through our stock option and employee stock purchase plans.

Impact of Currency Exchange Rates

   A portion of our revenues are denominated in Japanese yen. We enter into foreign exchange forward contracts to hedge against changes in foreign currency exchange rates. At June 30, 1999, forward contracts with a notional amount of $11.9 million were outstanding. Future exchange rate fluctuations could have a material adverse effect on our business, financial condition and results of operations.

Market Risk Disclosure Information

   Interest Rate Risk. Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. This is accomplished by investing in widely diversified short-term investments, consisting primarily of investment grade securities, substantially all of which either mature within the next twelve months or have characteristics of short-term investments. As of December 31, 1998, a hypothetical 0.5% increase in market interest rates would have resulted in a decrease of approximately $390,000, or less than 0.4%, in the fair value of our available-for-sale securities.

   Foreign Currency Risk. We enter into foreign exchange contracts to reduce the impact of currency fluctuations on firm purchase order commitments for inventory. Gains and losses on these foreign currency investments would generally be offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to us. A substantial majority of our revenue, expense and capital purchasing activity are transacted in U.S. dollars. However, we enter into transactions in other currencies, primarily the Japanese yen. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have established a hedging program. Currency forward contracts are utilized in these hedging programs. Our hedging programs reduce, but do not always entirely eliminate, the impact of foreign currency exchange rate movements. As of December 31, 1998, an adverse change of 10% in exchange rates would have resulted in a decline in income before taxes of approximately $431,000. All of the potential changes noted above are based on sensitivity analyses performed on our financial positions at December 31, 1998.

Year 2000 Readiness Disclosure

   We are aware of problems associated with computer systems as the Year 2000 approaches. Year 2000 problems are the result of common computer programming techniques that result in systems that do not function properly when manipulating dates later than December 31, 1999. The issue is complex and wide-ranging. The problem may affect transaction processing computer applications we use for accounting, distribution, manufacturing, planning and communications. The problem may also affect embedded systems such as building security systems, machine controllers and production testing equipment. Year 2000 problems with these systems may affect the ability or efficiency with which we can perform many significant functions, including but not limited to order processing and fulfillment, material planning, product assembly, product testing, invoicing and financial reporting. While there can be no guarantee of unaffected operation, the completed implementation of our new management information system, and the completed assessment of our embedded systems indicates limited exposure in these areas. The Year 2000 problem may also affect the computer systems of our suppliers and customers, potentially disrupting their operations. Year 2000 problems with our business partners may impact our sources of supply and demand.

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

   Year 2000 Readiness. We have a Year 2000 risk management program to assess the impact of the Year 2000 issue on us, and to coordinate remediation activities. We completed the evaluation of our products for Year 2000 compliance in the third quarter of 1998. Our FlashDisk, FlashDrive, Flash ChipSet, CompactFlash, MultiMediaCard and ImageMate product lines do not perform date related processing and do not contain real time clock circuitry and, therefore, are Year 2000 ready. Our storage and connectivity products are used as components in a variety of host systems. The firmware, operating system and application software of these host systems are designed and manufactured by others. We make no claim with regard to the Year 2000 readiness of host systems designed by others in which our products are used. Independent system designers make derivative works from our Host Developer's Toolkit source code product. Sample date related subroutines and data structures are included in the Toolkit for use by system designers. Designers modify the sample routines in order to fit the specific requirements of their host operating system. The designer is responsible for the formatting and processing logic associated with the date values that pass through the Toolkit subsystem and for the Year 2000 readiness of the systems in which the Toolkit is used. We make no claims with regard to the Year 2000 readiness of host firmware and operating systems designed by others that contain derivative works of the Toolkit.

   The Year 2000 remediation of our transaction processing systems was completed with the installation and testing of our new management information system in the fourth quarter of 1998. The new system is a commercially available, fully integrated materials requirement planning and accounting system software application. This system is used for accounting, order processing, planning, inventory control, shop floor control and distribution.

   In the second quarter of 1999, we completed all of the primary elements of our Year 2000 assessment and remediation program for our principal hardware and software. Tests of software applications, which have been identified by their vendors as Year 2000 compliant, and several minor software upgrades will be completed in the third quarter of 1999. Well over 90% of our investment in desktop personal computer hardware is known to be Year 2000 compliant, and proven remediation solutions have been implemented for the remaining 10%. The majority of the software used on these systems and network servers are recent versions of vendor supported, commercially available products. Upgrading these applications as Year 2000 compliant patches are released by the respective vendors has not been a significant burden on us and is expected to be completed before the end of 1999.

   Our assessment and remediation of Year 2000 problems in computer systems used for facilities control, machine control and manufacturing testing is complete. The most significant Year 2000 issue in this area has been found to be related to older wafer testing equipment. This equipment is not expected to be used in the year 2000. We are phasing in new Year 2000 compliant wafer testing equipment in conjunction with the introduction of new generations of flash memory.

   Our assessment of Year 2000 risks related to material suppliers, customers and other third parties is substantially complete. Inquiries were made of all critical suppliers and an assessment of their Year 2000 readiness was the basis for strategic decisions regarding alternate material sourcing and/or increasing inventory safety stocks. The survey of our service suppliers is ongoing, as many of these suppliers have third or fourth quarter 1999 target compliance dates for their Year 2000 programs. We are also contacting our significant customers regarding their Year 2000 readiness in order to understand the potential for any disruptions in their ordering patterns. Completion of these reviews will depend on the responsiveness of our vendors and customers, over which we have no control.

   Year 2000 Risk Management Program Costs. The cost of the Year 2000 project related to upgrading our core management information system was approximately $1.0 million, $400,000 of which was related to the purchase of software and hardware which we capitalized. In the first half of 1999, we spent approximately $175,000 for application software upgrades and computer hardware. We estimate that costs to upgrade or replace any remaining software applications and non-compliant computer hardware will not be material to our operating results. We would have incurred the majority of these costs, in spite of Year 2000 issues, due to the need to

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

upgrade our management information system, application software and personal computers to support our growth. Our Year 2000 remediation projects were funded from operating cash flows. No material projects were deferred in order to complete our Year 2000 assessment and remediation project. The additional expenses related to the management of the Year 2000 compliance program and completing the remaining assessment of our internal and external risks are not expected to be material to our quarterly operating results.

   The costs and time schedule for the Year 2000 problem abatement are based on management's best estimates for the remediation of Year 2000 problems uncovered to date. These estimates were derived utilizing numerous assumptions, including that the most significant Year 2000 risks have already been identified, that certain resources will continue to be available, that third party plans will be fulfilled and other factors. However, we cannot guarantee that these estimates will be achieved or that the anticipated time schedule will be met and actual results could differ significantly from those anticipated.

   Contingency Plans. Specific contingency plans for systems that pose significant risk to ongoing operations are being developed under the auspices of our Year 2000 risk management program. Should previously undetected Year 2000 problems be found in other systems, these systems will either be upgraded, replaced, turned off or operated in place with manual procedures to compensate for their deficiencies. While we believe that these alternative plans would be adequate to meet our needs without materially impacting our operations, we cannot assure you that these alternatives would be successful or that our results of operations would not be harmed affected by the delays and inefficiencies inherent in conducting operations in this manner.

   Risks Related to Year 2000 Readiness. Success of our Year 2000 compliance effort depends, in part, on the success of our key suppliers and customers in dealing with their Year 2000 issues. We do not have any control over the remediation efforts of our key suppliers and customers and cannot fully determine the extent to which they have resolved their Year 2000 compliance issues. We currently purchase several critical components from single or sole source vendors. While this issue is being carefully managed, disruptions in the supply of components from any of these sole source suppliers due to Year 2000 issues, could cause delays in our fulfillment of customer orders which could result in reduced or lost revenues. Furthermore, our sales have historically been to a limited number of customers. Any disruption in the purchasing patterns of these customers or potential customers due to Year 2000 issues could cause a decline in our revenues. We cannot assure you that we and our key suppliers and customers will identify and remediate all significant Year 2000 problems on a timely basis. Furthermore, we cannot assure you that our insurance will cover losses from business interruptions arising from Year 2000 problems or those of our suppliers. If our key suppliers and customers have Year 2000 problems, our business could be harmed.

   The foregoing statements regarding our Year 2000 readiness are based upon management's best estimates at the present time, which were derived utilizing assumptions regarding future events, including the continued availability of certain resources, third party modification plans and other factors. We cannot guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to:

  . the availability and cost of personnel trained in this area;

  . the ability to locate and correct all relevant computer codes;

  . the nature and amount of programming required to upgrade or replace each of the affected programs;

  . the rate and magnitude of related labor and consulting costs; and

  . the success of our external customers and suppliers in addressing the Year 2000 issue.

   Our evaluation is ongoing and we expect that new and different information will become available to us as the evaluation continues. Consequently, we cannot guarantee that all material elements will be Year 2000 ready in time.

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                                   BUSINESS

   We design, manufacture and market flash memory storage products that are used in a wide variety of electronic systems. We have designed our flash memory storage solutions to address the storage requirements of emerging applications in the consumer electronics and industrial/communications markets. Our products are used in a number of rapidly growing consumer electronics applications, such as digital cameras, personal digital assistants, MP3 portable music players, digital video recorders and smart phones, as well as in industrial/communications applications, such as communications routers and switches, wireless communications systems, point of sale, or POS, terminals, transportation systems and medical instrumentation. We are the world's leading provider of flash memory card storage products, with over 40% market share in 1998, according to International Data Corporation. In the quarter ended June 30, 1999, we shipped over one million flash memory cards and flash chip sets. Our products include removable CompactFlash cards, FlashDisk cards, MultiMediaCard products, embedded FlashDrives and FlashChipSet products, with storage capacities ranging from 2 megabytes to 440 megabytes. Our customers include Arrow Electronics, Inc., Avnet Electronics, Bell Microproducts, Inc., Best Buy Company, Inc., Canon, Inc., Eastman Kodak Company, Hewlett-Packard Company, Lucent Technologies Inc., Matsushita Electric Industrial Co., Ltd., Mitsubishi Plastic Co. Ltd., NEC USA Inc., Newbridge Networks Corporation, Nokia Corporation, Norand Corporation and Tech Data Corporation. In addition, we currently license our technologies to several companies including Hitachi Ltd., Intel Corporation, Samsung Electronics Company Ltd., Sharp Electronics Corporation and Toshiba Corporation.

Industry Background

   In recent years, digital computing and processing have expanded beyond the boundaries of desktop computer systems to include a broader array of consumer electronics, industrial and communications products. These new devices include digital cameras, personal digital assistants, or PDAs, highly portable computers, MP3 portable music players, digital video recorders, wireless base stations, network computers, communication routers and switches, cellular telephones, mobile communication systems, handheld data collection terminals, medical monitors and other electronic systems. These emerging applications have storage requirements that are not well addressed by traditional storage solutions. These requirements include small form factor size, high reliability, low power consumption and the capability to withstand high levels of shock and vibration and extreme temperature fluctuations. Because storage products based on flash semiconductor technology can meet these requirements, these devices and systems represent new market opportunities for flash storage systems.

   The traditional data storage market encompasses several types of memory and storage devices designed primarily for specific components of computer systems. Dynamic random access memory, or DRAM, provides main system memory; static random access memory, or SRAM, provides specialized and high speed memory; hard disk drives provide high capacity data storage; and floppy disk drives permit low capacity removable data storage. In the late 1980s, a new memory technology, flash memory, was developed as an extension of ultraviolet erasable programmable read-only memory, or EPROM. Flash memory is non-volatile, unlike DRAM and SRAM, requiring no power to retain data, and is electrically reprogrammable, unlike EPROM. Flash memory has the potential to satisfy the requirements for a variety of data storage applications although the most common types of flash memory are not well suited for many purposes.

   Today, there are two types of flash memory on the market: ATA storage such as our flash data storage and socket flash, also called linear flash when used in memory cards. Linear flash is based on proprietary, non-standard architectures that are not fully DOS-compatible or platform independent. While linear flash cards provide a low-cost mass storage solution, they provide limited built-in intelligence, and rely instead on the host microprocessor and specialized software to manage the socket flash chips as a mass data storage device. This limits the portability of linear flash cards between different systems, as well as their ability to be upgraded for use in future generation products. A linear flash card used for data storage in one system may not be usable in other systems because of potential incompatibilities in the host processors, as well as different operating system software. Furthermore, because of differences in the socket flash of various suppliers, linear flash cards from one manufacturer may not function properly with flash file system software designed for linear flash cards from other manufacturers.

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   Linear flash is slow when writing data, which makes it impractical for the constant erase and write demands of portable or handheld data storage. In addition, linear flash has not been optimized for defect management. With frequent erase and write operations, bits in flash storage media deteriorate over time. As a result, the longevity and durability of linear flash is limited in frequent erase and write applications. Also since linear flash chips are optimized for fast read access rather than low-cost, they are relatively large and expensive compared to other types of flash memory.

   Customers in the consumer electronics and industrial/communications markets are seeking data storage solutions that satisfy requirements such as small size, high reliability, low power consumption and the capability to withstand high levels of shock and vibration and extreme temperature fluctuations, which are not well addressed by traditional storage solutions such as hard disk drives and DRAM, or by linear flash cards based on socket flash memory chips.

The SanDisk Solution

   We have optimized our flash memory storage solution, known as system flash, to address the needs of many emerging applications in the consumer electronics and industrial/communications markets. Since our inception, we have been actively involved in all aspects of flash memory process development, chip design, controller development and system-level integration to ensure the creation of fully-integrated, broadly interoperable products that are compatible with both existing and new system platforms. We believe our core technical competencies are in high-density flash memory process and design, controller design, system-level integration, compact packaging and low-cost system testing. To achieve compatibility among various electronic platforms regardless of the host processor or operating system used, we have developed new capabilities in flash memory chip design and created a new intelligent controller. We also developed an architecture that can leverage advances in flash memory process technology to ensure a scaleable, high-yielding, cost-effective and highly reliable manufacturing process. CompactFlash, MultiMediaCard, and FlashDisks are portable, have an on-board controller and use DOS file formats so they are forward and backward compatible. Once a system is designed, future high capacity cards can be used in the same system. All of our flash data products can store almost any type of digital information, including voice mail, e-mail, music, video clips and digital images.

   SanDisk's products offer the following features:

   Small form factor. Our CompactFlash products weigh about one-half ounce and are approximately the size of a matchbook. Our FlashDisk cards are small and lightweight with a length of 85.6 mm, width of 54.0 mm, thickness of 5.0 mm or
10.5 mm and weight of less than 2.0 ounces. Our MultiMediaCard products are approximately the size of a quarter coin and weigh less than two grams.

   Non-volatility. Our products store information in non-volatile memory cells that do not require power to retain information.

   High degree of ruggedness. Our devices have an operating shock rating of 2,000 Gs for CompactFlash and 1,000 Gs for all other products (equivalent to being able to withstand ten foot and eight foot drops onto concrete, respectively). Our products are also designed to tolerate extreme fluctuations in temperatures and humidity.

   Low power consumption. During read and write operations, our products use less power than the 1.8 inch and 2.5 inch rotating disk drives found in many portable computers. At all other times during system operation, our products require virtually no power. Depending upon the end product making use of our flash data storage, this can translate into longer battery life.

   High reliability. Our products utilize sophisticated error detection and correction algorithms and dynamic defect management techniques to provide high data reliability and endurance.

   High performance. We believe that the read and write data rates of our products meet or exceed the read and write data rates required today by the majority of consumer and industrial/communications applications.


                                      34
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   The flash process and flash memory chip designs developed by us in cooperation with our partners make our products scaleable over several generations of semiconductor fabrication processes. This feature has allowed us to significantly reduce our cost per megabyte of capacity with each new generation of our products. By maintaining the same basic design parameters, each generation of our products maintains full compatibility with prior generations. This chip architecture has allowed us to significantly reduce cell size and thereby chip size. This has permitted increased storage capacity in our PC Card, CompactFlash and MultiMediaCard products.

   We have developed core competencies in low-cost micropackaging technology as well as low-cost batch testing, both of which are important elements in building high capacity, high reliability flash cards at a competitive cost and in high volumes.

SanDisk's Strategy

   Our goal is to be the global leader in flash memory products for storage of digital voice, music, videos and computer files. To meet our objective, we are pursuing the following strategies:

   Enable New Products in Large and Emerging Markets; Develop and Promote Industry Standards. We develop products that we believe will have applications in large, emerging markets such as the markets for digital cameras, PDAs, digital video recorders, smart phones and MP3 portable music players. We believe that the widespread acceptance of universal industry standards is important to the development of the market for flash data storage. We design our products to be compatible with existing industry standards and, where appropriate, develop and promote new standards. We were one of the founding members of PCMCIA, where we have worked to establish the ATA standard interface for PC Cards which is globally supported by all PC Card slots. We developed the CompactFlash format and were one of the founding members of the CompactFlash Association, an organization established in October 1995 to promote CompactFlash as a small form factor flash data storage standard. We believe that this format has become the de facto industry standard storage platform for digital cameras, where it is used instead of traditional film. Our CompactFlash, FlashDisk, FlashDrive and Flash ChipSet products are compatible with integrated drive electronics, or IDE, and ATA standard interfaces used in all IBM compatible personal computers and are compatible with Windows 95, Windows 98, Windows NT, Windows CE, Macintosh System 8.0 and other operating systems. The interoperability afforded by adherence to these industry standards enables users of flash data storage cards to transfer data quickly and easily from one device to another, such as from a digital camera to a desktop computer system equipped with a PCMCIA or CompactFlash slot.

   In November 1997, along with Siemens AG, we introduced the MultiMediaCard format which was initially designed to meet the requirements of the mobile communications industry for a small form factor storage card with a simple high performance serial interface. We are a founding member of the MultiMediaCard Association and are committed to making MultiMediaCard a broadly supported industry standard. We believe that working with industry groups to develop widely-adhered-to standards will lead to the acceptance of our products in other large markets.

   Maintain Technology Leadership. We believe that we were the first to develop and introduce removable flash data storage cards and that we have led the industry with several technological innovations. We believe that our technological expertise in flash memory design and process engineering, intelligent controllers and system-level integration, in conjunction with relationships with our semiconductor manufacturing partners, provide us with a competitive advantage. We are actively developing advanced flash data storage technologies designed to enable us to continue to meet evolving customer requirements for flash data storage system products. We have developed double density, or D2, flash, which is a technological innovation that allows each flash memory cell to store two bits of information instead of the traditional single bit per cell, effectively doubling the amount of storage capacity on approximately the same size chip. We plan to use this technology to achieve a significant reduction in the cost per megabyte of flash data storage.

   Reduce Cost Per Megabyte of Flash Data Storage. We are focused on reducing the cost per megabyte of our products in order to increase the number of applications for these products and to enhance our ability to

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address new markets. We have designed our patented flash memory technology and integrated intelligent controller to increase the amount of usable flash storage per wafer and to realize high yields through the built-in ability to utilize partial die. We work closely with our strategic manufacturing partners to increase the amount of storage capacity per wafer by using very small flash memory cells and to facilitate the migration to smaller geometry manufacturing processes through several generations of flash technology.

   Leverage Intellectual Property. We have cross-licensed our flash technology, including our patent portfolio, to selected third parties. We believe that permitting other flash memory providers to use our technology will facilitate the development of our target markets, will provide a second source of supply of CompactFlash and MultiMediaCard which is required by many OEM customers, and can serve as a significant source of license fees and royalty revenues for us. To date, we have entered into patent cross-license agreements with several companies including Hitachi, Intel, Samsung, Sharp and Toshiba, and intend to pursue opportunities to enter into additional licenses.

Applications and Markets for Flash Data Storage

   We are targeting the consumer electronics and the industrial/communications markets for our flash data storage products.

   Our products are used in a number of rapidly growing consumer electronics applications, such as digital cameras, personal digital assistants, MP3 portable music players, digital video recorders and smart phones, as well as in industrial and communications applications, such as POS terminals, transportation systems, medical instrumentation, communications routers and switches and wireless communications systems. Our customers include Arrow Electronics, Inc., Avnet Electronics, Bell Microproducts, Inc., Best Buy Company, Inc., Canon, Inc., Eastman Kodak Company, Ltd., Hewlett-Packard Company, Lucent Technologies Inc., Matsushita Electric Industrial Co., Ltd., Mitsubishi Plastic Co. Ltd., NEC USA Inc., Newbridge Networks Corporation, Nokia Corporation, Norand Corporation and Tech Data Corporation.

   Consumer Electronics. The increasing trend towards the use of digital technology in consumer electronics devices has created requirements for new data storage products. For example, a number of major camera and imaging companies have introduced digital cameras that we believe will enable professionals and consumers to eliminate the need for standard 35mm photographic film by replacing it with re-usable compact digital data storage devices. Removable and embedded flash data storage products such as our CompactFlash, MultiMediaCard and Flash ChipSet products, are used in personal digital assistants, highly portable computers, digital audio recorders, network computers, cellular telephones, two-way pagers, next-generation smart telephones, digital audio samplers and other devices. These data storage devices need to have a very small form factor, must be lightweight, shock and vibration tolerant, non-volatile and interoperable with computer systems and software that can process and manipulate data, audio and digital images.

   Industrial/Communications Market. Emerging applications in the industrial market encompass a wide variety of electronic systems used by personnel such as inventory controllers, service technicians, route salesmen, delivery crews, meter readers, car-rental service employees, physicians, real estate agents, insurance agents and public safety officers. The systems used by these workers are often subjected to rough handling, used in a variety of temperature and humidity conditions and required to operate for extended periods of time without external power sources or frequent battery changes. The information collected by these individuals is critical to the successful operation of their business or agency and hence must be stored reliably regardless of the operating environment. In addition, the information is frequently processed by a central computer system at some point, typically the end of the work day or night, and must therefore be easily transferable. The communications market has applications that are beginning to require new types of data storage. For example, communications switches and cellular base stations require data storage in environments that are subject to shock and vibration and a wide range of temperature and humidity conditions.

   In the fiscal years ended December 31, 1998, 1997 and 1996, product sales to our top 10 customers accounted for approximately 59%, 67%, and 71%, respectively, of our product revenues. In 1998 and the first six months of 1999, two customers each accounted for 10% or more of our product revenues. In 1997, no single customer accounted for greater than 10% of total revenues. In 1996, one customer accounted for approximately 26% of our total revenues. We expect that sales of our products to a limited number of customers will continue to account for a substantial portion of our revenues for the foreseeable future. We have also experienced significant changes in the composition of our major customer base from year to year and expect this pattern to continue as certain customers increase or decrease their purchases of our products as a result of fluctuations in market demand for such customers' products. Sales to our customers are generally made pursuant to standard purchase orders rather than long-term contracts. The loss of, or significant reduction in purchases by our major customers, could harm our business, financial condition and results of operations.

SanDisk's Products

   Our storage products are high capacity, solid-state, non-volatile flash memory devices which comply with PC Card ATA and/or IDE industry standards. We offer a broad line of flash data storage system products in terms of capacities, form factors, operating voltage and temperature ranges. Our current product families include removable CompactFlash, FlashDisk and MultiMediaCard products, embedded FlashDrive products and Flash ChipSets. All of our products use our proprietary 512 byte sector erase flash memory chips and intelligent controller. Our products are compatible with the majority of today's computing and communications systems that are based on industry standards. Our products, as of June 30, 1999, are listed in the following table:


                                                                  Uncompressed
                                                                    Capacity
         Product Family                  Form Factor             (In Megabytes)
-------------------------------------------------------------------------------
                              Type I (36.4 mm X 42.8 mm X 3.3
   CompactFlash (Removable)   mm)                                   4 to 96
                              Type II (36.4 mm X 48.8 mm X 5.0
                              mm)                                     160

                              PC Card Type II (54.0 mm X 85.6
   FlashDisk (Removable)      mm X 5.0 mm)                          4 to 440

   Flash ChipSet (Embedded)   2 chips                               4 to 32

   FlashDrive (Embedded)      1.8 inches                            4 to 220
                              2.5 & 3.5 inches                     20 to 440

   MultiMediaCard (Removable) 32.0 mm X 24.0 mm X 1.4 mm            4 to 32


   Unlike rotating disk drives, our flash products are solid-state devices. They have no moving parts that are subject to mechanical failure and are therefore very reliable. Our products are non-volatile, meaning that no ongoing source of power is required in order for the products to retain indefinitely digital data, images or audio files. Flash memory is noiseless, considerably lighter, more rugged and consumes substantially less power than a rotating disk drive. Our CompactFlash, MultiMediaCard and Flash ChipSet are small enough to be used in many of the new miniaturized electronic systems being developed today.

   CompactFlash. Our CompactFlash products provide full PC Card ATA functionality but are only one-fourth the size of a standard PC Card. CompactFlash's compact size, ruggedness and low-power requirements and its ability to operate at either 3.3V or 5V make it well-suited for a range of current and next-generation, small form factor consumer applications such as digital cameras, PDAs, personal communicators and audio recorders. CompactFlash products provide interoperability with systems based upon the PC Card ATA standard by using a low-cost passive Type II adapter. CompactFlash cards are available in capacities ranging from 4 megabytes to 96 megabytes in Type I form factor and 160 megabytes in Type II form factor.

   FlashDisk. Our FlashDisk products are used in storage, data backup and data transport applications. Our FlashDisk products are available in the PC Card Type II form factor with capacities ranging from 4 megabytes to 440 megabytes.

   Flash ChipSet. Our Flash ChipSet products provide a very small footprint, solid-state ATA mass storage system. Our Flash ChipSet products consist of a single chip ATA controller and a flash memory chip and are available in capacities of 4, 8, 16 and 32 megabytes. We provide full PC Card, ATA and IDE disk drive compatibility in a chip set format.

   FlashDrive. Our FlashDrives come in 1.8, 2.5 and 3.5 inch form factors and are targeted at applications that require embedded data storage devices. FlashDrives offer rugged, portable, low-power data storage and are plug and play replacements for rotating IDE drives making them ideal for mobile computers, communication devices and other systems that require embedded storage. Capacities of our FlashDrive products range between 4 and 440 megabytes.

   MultiMediaCard. Our MultiMediaCard measures 32.0 mm by 24.0 mm by 1.4 mm, about the size of a quarter coin, and weighs less than two grams. MultiMediaCard is targeted at the emerging markets for mobile smart phones, consumer multimedia devices, digital audio recorders, digital video recorders, portable MP3 music players and other products that need removable data storage in a small form factor. Our MultiMediaCard is available in storage capacities of 4, 8, 16 and 32 megabytes. We began shipping our MultiMediaCard products in the second half of 1998. We cannot assure you that MultiMediaCard will receive substantial market acceptance. Any failure by our customers to accept our MultiMediaCard products could harm our business, financial condition and results of operations.

Technology

   Since our inception, we have focused our research and development efforts on developing highly reliable and cost-effective flash memory storage products to address a number of emerging markets. We have been actively involved in all aspects of this development, including flash memory process development, chip design, controller development and system-level integration, to ensure the creation of fully-integrated, broadly interoperable products that are compatible with both existing and newly developed system platforms. We believe our core technical competencies are in high density flash memory process and design, controller design, system-level integration, compact packaging and low-cost system testing.

   To achieve compatibility with various electronic platforms regardless of the host processors or operating systems used, we developed new capabilities in flash memory chip design and created a new intelligent controller. We also developed an architecture that could leverage advances in process technology to ensure a scaleable, high-yielding, cost-effective and highly reliable manufacturing process. We believe that these technical competencies and our system design approach have enabled us to introduce flash data storage products that are better suited for our targeted market than linear flash cards based on socket flash chips or SmartMedia flash cards, which do not contain an intelligent controller.

   We design our products to be compatible with industry-standard IDE and ATA interfaces used in all IBM compatible personal computers. To achieve this design, we use a 512 byte memory sector size that requires a departure from the typical socket flash chip design. By decreasing the sector size to be the same as the sector size of all 3.5 inch, 2.5 inch and 1.8 inch hard disk drives, we were able to achieve compatibility with DOS and Windows, as well as other popular operating systems.

   Our patented intelligent controller coupled with the intelligent controller's advanced defect management system permits our products to achieve a high level of reliability and longevity. This defect management system, which currently resides on a single proprietary controller chip, is able to detect bit wearout, a common problem with flash memory, both immediately following manufacture and late in the product's life. Late bit failure can occur several years into the life of a product and can be difficult to detect with traditional flash technology. Our defect management system automatically detects bits that have failed or are likely to fail due to the number of erase and write cycles such bits have undergone and switches memory to spare good bits incorporated into the design. The system also allows the automatic substitution of entire sectors or major blocks of the memory chip. Additionally, the controller generates an error correcting code which is stored simultaneously with the data and is used to detect and correct any errors when the data is read. This design permits our products to maintain error-free operation for hundreds of thousands of erase and write cycles and reduces manufacturing costs by allowing us to incorporate partial die with less than 100% of the physical bits on each chip into the products without loss of functionality.

   The flash process and flash memory chip designs developed by us in cooperation with our partners make our products scaleable over several generations of semiconductor fabrication processes. This feature has allowed us to significantly reduce our cost per megabyte of capacity as each new process generation is qualified. By maintaining the same basic design parameters, each new generation of our products maintains full compatibility with prior generations. This chip architecture, which incorporates three polysilicon layers and one or two metal layers, as well as a virtual ground array and a split gate transistor cell, has allowed us to significantly reduce cell size and thereby chip size. This has permitted increased storage capacity in all of our products. Our patented flash process requires some modifications to the typical complementary metal-oxide semiconductor, or CMOS, semiconductor fabrication process, but can be implemented on existing advanced fabrication lines without the need for special materials or equipment.

   Double density flash, or D2, is a technological innovation which allows each flash memory cell to store two bits of information instead of the traditional single bit per cell employed by standard binary flash technology. The D2 flash technology is highly complex, and the write speed of D2 flash products is typically slower than our current binary flash products. In addition, D2 flash involves several techniques never proven in a high volume production environment. We have terminated production of our 80 megabit D2 designs and are preparing for production of the next generation 256 megabit D2 design, which is expected to have write speeds matching the write speed of our binary products. We cannot assure you that the write speed of D2 flash will be accepted by our customers. Any failure by our customers to accept our D2 flash products, or any failure to successfully establish volume production of our D2 flash products, could harm our business, financial condition and results of operations.

   We also have developed core competencies in low-cost micropackaging technology as well as low-cost batch testing, both of which are important elements in building high capacity flash cards to high reliability standards at a competitive cost and in high volumes.

Strategic Manufacturing Relationships

   An important element of our strategy has been to establish strategic relationships with leading technology companies that can provide us with access to leading edge semiconductor manufacturing capacity and participate in the development of some of our products. This enables us to concentrate our resources on the product design and development areas where we believe we have competitive advantages and eliminate the high cost of owning and operating a semiconductor wafer fabrication facility. We have developed strategic relationships with USIC and USC, semiconductor manufacturing facilities founded by UMC in Taiwan. We plan to establish relationships with other foundries to increase our supply of wafers. We cannot assure you that we will be successful in establishing new relationships.

   All of our products require silicon wafers which are currently supplied by USIC and USC. Most of our wafers are currently manufactured using 0.28 micron process technology. We have been informed by our manufacturing partners that they are experiencing a significant increase in demand for wafers from other customers, which, if this continues, may create capacity shortages, longer lead-times and higher wafer prices. Any delays in wafer availability or uncompetitive wafer pricing could limit our revenue growth and harm our business, financial condition and results of operations.

   We invested $51.2 million in USIC, which represents an ownership interest of approximately 10% in the venture, and guarantees us a seat on its board of directors and access to approximately 12.5% of the facility's wafer output. USIC is expected to have a total wafer capacity of between 20,000 to 25,000 wafers per month by the end of 1999. We also receive a substantial number of wafers each month from USC. In the second quarter of 1999, UMC announced plans to merge the USC and USIC foundries into the UMC parent company. When the merger is complete, which is currently expected to occur in late 1999 or early 2000, we will receive UMC shares in exchange for the USIC shares we currently own. However, we will not have a seat on the board of directors of the combined company. We have received written assurances from the senior management of UMC that it intends to continue to supply us the same wafer capacity at the prices we currently enjoy under our agreements with USIC and USC. However, we cannot assure you that we will be able to maintain our current wafer capacity and competitive pricing arrangement in our future supply negotiations with UMC.

   Under the general terms of our wafer supply agreements with our foundry partners, we are obligated to provide a monthly rolling forecast of anticipated purchase orders. Except in limited circumstances and subject to acceptance by the foundries, the estimates for a portion of the forecast, generally three months, constitute a binding commitment and the estimates for the remaining months may not increase or decrease by more than a certain percentage from the previous months forecast. These requirements limit our ability to react to any significant fluctuations in demand for our products. For example, if customer demand falls below our forecast and we are unable to reschedule or cancel our wafer orders, we may end up with excess wafer inventories, which could result in higher operating expenses and reduced gross margins. Conversely, if customer demand exceeds our forecasts, we may be unable to obtain an adequate supply of wafers to fill customer orders, which could result in lost sales and lower revenues. We are dependent upon our foundry partners to deliver wafers and to maintain acceptable yields and quality.

   Although we believe that shipments of wafers from our foundry partners are sufficient to meet our current demand for wafers, we believe additional foundry capacity will be necessary to meet future demand for our products. Our ability to increase our revenue and net income in future periods is dependent on establishing additional wafer supply relationships and on receiving an uninterrupted supply of wafers from our manufacturing partners.

   Our reliance on third-party wafer manufacturers involves several material risks, including shortages of manufacturing capacity, reduced control over delivery schedules, quality assurance, production yields and costs. In addition, as a result of our dependence on foreign wafer manufacturers, we are subject to the risks of conducting business internationally, including political risks and exchange rate fluctuations.

   We have also developed manufacturing relationships with Motorola and NEC, who supply microcontrollers for our products. The small form factor of this single chip integrated controller is necessary to produce our CompactFlash products, as well as our FlashChipSet products. To reduce our reliance on Motorola as our sole source of microcontrollers, we have developed a strategic manufacturing relationship with NEC as an alternate source of controller chips. Any interruption in the supply of our controller chips from Motorola or NEC could harm our business.

   We are continuing to identify and establish second sources for our key single and sole source component vendors and subcontractors, although we cannot assure you that these efforts will be successful. During the next several quarters, if the demand for our products exceeds our supplier's ability to deliver needed components or subassemblies, we may be unable to meet customer demand.

Assembly and Testing

   We test wafers at our headquarters in Sunnyvale, California and at the UMC facility in Taiwan. Substantially all of the tested wafers are then shipped to our third party memory assembly subcontractors: Silicon Precision Industries Co., Ltd. in Taiwan and Mitsui & Co., Ltd. in Japan.

   During the second quarter of 1999, we transferred a substantial portion of wafer testing, packaged memory final test, card assembly and card test to Celestica, Inc. in China and Silicon Precision Industries in Taiwan. In the third quarter of 1999, we will transfer additional production to these subcontractors, and by the end of the year, we expect that they will be assembling and testing a majority of our mature, high-volume products. This increased reliance on subcontractors is expected to reduce the cost of such operations and give us access to increased production capacity. During the transition period, we will continue full operations at our Sunnyvale production facility while simultaneously transferring testing equipment and training personnel at our subcontractors. Any significant problems in this complex transfer of operations may result in a disruption of production and a shortage of products to meet customer demand in the second half of 1999 and beyond.

   Our customers have demanding requirements for quality and reliability. To maximize quality and reliability, we monitor electrical and inspection data from our wafer foundries and assembly subcontractors. We monitor wafer foundry production for consistent overall quality, reliability and yield levels. Most of our major component suppliers and subcontractors are ISO 9001 or 9002 certified.

Seagate Relationship

   Our stockholder rights plan, adopted by our board of directors on April 21, 1997, permits Seagate Technology, Inc. to continue to hold its ownership interest in our stock without triggering the provisions of the plan. As of August 6, 1999, Seagate Technology owned approximately 22.5% of our common stock. See "Selling Stockholder."

Research and Development

   We believe that our future success will depend on the continued development and introduction of new generations of flash memory chips, controllers and products designed specifically for the flash data storage market. To date, we have developed and put into production flash data storage products utilizing semiconductor devices with the following memory capacity and geometries: 4 megabit (0.9 micron), 8 megabit (0.8 micron), 16 megabit (0.5 micron), 32 megabit (0.5, 0.4 and 0.35 micron), 64 megabit (0.35 micron), 64 megabit D2 flash (0.5 micron) and 80 megabit D2 flash (0.35 micron) and 128 megabit (0.28 micron). In addition, we have developed several generations of controllers for these flash memory chips. In the third quarter of 1999, the majority of our production output is shifting from the 64 megabit to the 128 megabit technology. Because of the complexity of our products, we have periodically experienced significant delays in the development and volume production ramp up of our products. We cannot assure you that similar delays will not occur in the future.

   We began shipments of 128 megabit flash products in the second quarter of 1999 and expect to begin shipping customer samples of 256 megabit by the end of 1999. To date, we have not successfully completed the qualification of the 256 megabit process and we cannot assure you that we will be able to successfully commence volume production with this process at these foundries in the future. We have periodically experienced delays in the development of new processes at our foundry partners and such delays may occur again in the future. Our foundry partners may also experience delays in establishing development capabilities for new processes and these delays may harm our business. We have also begun development of 512 megabit flash memory which is expected to employ 0.18 micron process feature size. We do not expect any material revenues from this 512 megabit research and development during the next two years.

   Research and development expenses were $11.2 million for the six months ended June 30, 1999 and $18.2 million, $13.6 million, and $10.2 million for the fiscal years ended December 31, 1998, 1997 and 1996, respectively. As of June 30, 1999, we had 101 full-time employees engaged in research and development activities, including 11 in our Israel design center. We expect to increase our 1999 spending on process and design research and development to accelerate future transitions into 0.28 micron, 0.24 micron, and 0.18 micron geometries.

Sales and Distribution

   We market our products using a direct sales organization, distributors and manufacturers' representatives. We also sell products to various customers on a private label basis and under the SanDisk brand in the retail channel. Our sales efforts are organized as follows:

   Direct Sales Force. Our direct sales force is located in Maitland, Florida; Herndon, Virginia; Dublin, Ohio; Irvine, California; Sunnyvale, California; Hannover, Germany; Paris, France; Amsterdam, the Netherlands;

Hong Kong; and Yokohama and Osaka, Japan. This organization supports major OEM customers and our distribution and manufacturers' representative partners.

   Distributors. In the United States, our products are sold through Arrow Electronics Inc., Avnet Inc. and Bell MicroProducts Inc. to OEM customers for a wide variety of industrial applications. In addition, we have distributors in various regions of the world including Europe, Japan, Australia, New Zealand, Taiwan, Korea and Hong Kong.

   Independent Manufacturers' Representatives. In the United States, Canada and Europe, our direct sales force is supported in our sales efforts by more than 30 independent firms. These domestic and international firms receive a commission for providing support to our direct sales force and distributors in the industrial distribution, OEM and retail channels. The manufacturers' representative companies sell our products as well as products from other manufacturers.

   OEMs. We provide private label products to OEMs in the United States and the Pacific Rim.

   Retail. We ship SanDisk brand name products directly to retail superstores, office clubs and selected retail distributors. Our distributors include Ingram Micro, Inc., Wynit, Inc., and Tech Data Corporation. Our products are available in more than 11,000 stores worldwide. Eleven independent manufacturers' representative firms are supporting our sales efforts in the retail channel.

Customer Service and Technical Support

   We provide customers with comprehensive product service and support. We provide technical support through our application engineering group located in the United States, Japan and Hong Kong. We work closely with our customers to monitor the performance of our product designs, to provide application design support and assistance and to gain insight into our customers' needs to help in the definition of subsequent generations of products.

   Our support package is generally offered with product sales and includes technical documentation and application design assistance. In some cases, we offer additional support which includes training, system-level design, implementation and integration support and failure analysis. We believe that tailoring the technical support level to our customers' needs is essential for the success of product introductions and to achieve a high level of satisfaction among our customers. We generally provide a one-year warranty on our products.

Patents and Licenses

   We rely on a combination of patents, trademarks, copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We vigorously protect and defend our intellectual property rights. In the past, we have been involved in significant disputes regarding our intellectual property rights and we believe we may be involved in similar disputes in the future.

   In 1988, we developed the concept of emulation of a hard disk drive with flash solid-state memory. The first related patents were filed in 1988 by Dr. Eli Harari and exclusively licensed to us. We currently own or have exclusive rights to 85 United States and 18 foreign issued patents, and over 52 patent applications pending in the United States, as well as 22 pending in foreign patent offices. We intend to seek additional international and United States patents on our technology. We believe some of our patents are fundamental to the implementation of flash data storage systems, as well as the implementation of D2 flash, independent of the flash technology used. However, we cannot assure you that any patents held by us will not be invalidated, that patents will be issued for any of our pending applications or that any claims allowed from existing or pending patents will be of sufficient scope or strength or be issued in the primary countries where our products can be sold to provide meaningful protection or any commercial advantage to us. Additionally, our competitors may be able to design their products around our patents.

   The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which has resulted in significant and often protracted and expensive litigation. To preserve our intellectual property rights, we believe it may be necessary to initiate litigation against one or more third parties, including but not limited to those we have already notified of possible patent infringement. In addition, one or more of these parties may bring suit against us. For example, in March 1998, we filed a complaint in federal court against Lexar Media, Inc. for infringement of a fundamental flash disk patent. Lexar has disputed our claim of patent infringement, claimed our patent is invalid or unenforceable and asserted various counterclaims including unfair competition, violation of the Lanham Act, patent misuse, interference with prospective economic advantage, trade defamation and fraud. We have denied each of Lexar's counterclaims. In July 1998, the federal district court denied Lexar's request to have the case dismissed on the grounds we failed to perform an adequate prefiling investigation. Discovery in the Lexar suit commenced in August 1998. On February 22, 1999, the Federal District Court considered arguments and papers submitted by the parties regarding the scope and proper interpretation of the asserted claims in our patent at issue in the Lexar suit. On March 4, 1999, the Federal District Court issued its ruling on the proper construction of the claim terms in our patent. On July 30, 1999, we filed a motion for partial summary judgment that Lexar CompactFlash and PC Cards contributorily infringe our patent. This motion is scheduled to be heard in September 1999. In August 1999 we had a mandatory settlement meeting with Lexar. No settlement was reached through this meeting. A trial date has not yet been set. We intend to vigorously enforce our patents, but we cannot assure you that these efforts will be successful.

   In the event of an adverse result in any such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. Any litigation, whether as a plaintiff or as a defendant, would likely result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is ultimately determined in our favor. In addition, the results of any litigation are inherently uncertain.

   In the event we desire to incorporate third party technology into our products or our products are found to infringe on others' patents or intellectual property rights, we may be required to license such patents or intellectual property rights. We may also need to license some or all of our patent portfolio to be able to obtain cross-licenses to the patents of others. We currently have patent cross-license agreements with several companies including Hitachi, Intel, Samsung, Sharp and Toshiba. From time to time, we have also entered into discussions with other companies regarding potential cross-license agreements for our patents. However, we cannot assure you that licenses will be offered or that the terms of any offered licenses will be acceptable to us. If we obtain licenses from third parties, we may be required to pay license fees or make royalty payments, which could reduce our gross margins. If we are unable to obtain a license from a third party for technology, we could incur substantial liabilities or be required to expend substantial resources redesigning our products to eliminate the infringement. In addition, we might be required to suspend the manufacture of products or the use by our foundries of processes requiring the technology, We cannot assure you that we would be successful in redesigning our products or that we could obtain licenses under reasonable terms. Furthermore, any development or license negotiations could require substantial expenditures of time and other resources by us.

   As is common in the industry, we agree to indemnify certain of our suppliers and customers for alleged patent infringement. The scope of such indemnity varies, but may in some instances include indemnification for damages and expenses, including attorneys' fees. We may from time to time be engaged in litigation as a result of such indemnification obligations.

   In our efforts to maintain the confidentiality and ownership of trade secrets and other confidential information, we require all regular and temporary employees, consultants, foundry partners, certain customers, suppliers and partners to execute confidentiality and invention assignment agreements upon commencement of a relationship with us and extending for a period of time beyond termination of the relationship. We cannot assure you that these agreements will provide meaningful protection for our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information.

Backlog

   We manufacture and market primarily standard products. Sales are generally made pursuant to standard purchase orders. We include in our backlog only those customer orders for which we have accepted purchase orders and assigned shipment dates within the upcoming twelve months. Since orders constituting our current backlog are subject to changes in delivery schedules, backlog is not necessarily an indication of future revenue. In addition, we cannot assure you that the current backlog will necessarily lead to revenues in any future period. As of December 31, 1998, our total backlog was $13.4 million compared to $18.6 million at December 31, 1997. Bookings visibility continues to be limited with a substantial majority of our quarterly product revenues coming from orders that are received and fulfilled in the same quarter. We believe that the current situation will continue until the new markets addressed by our products enter a more predictable growth phase and demand begins to create longer lead times.

Competition

   We compete in an industry characterized by intense competition, rapid technological changes, evolving industry standards, declining average selling prices and rapid product obsolescence. Our competitors include many large domestic and international companies that have greater access to advanced wafer foundry capacity, substantially greater financial, technical, marketing and other resources, broader product lines and longer standing relationships with customers. Our primary competitors include:

  . storage flash chip producers, such as Hitachi, Samsung and Toshiba;

  . socket flash, linear flash and component manufacturers, such as Advanced
    Micro Devices, Atmel, Intel, Macronix, Micron Technology, Mitsubishi, Sharp Electronics and ST Microelectronics; and

  . module or card assemblers, such as Lexar Media, M-Systems, Pretec, Simple
    Technology, SMART Modular Technologies, Sony Corporation, Kingston Technology, Panasonic, Silicon Storage Technology, TDK Corporation, Matsushita Battery and Viking Components, who combine controllers and flash memory chips developed by others into flash storage cards.

In addition, over 25 companies have been certified by the CompactFlash Association to manufacture and sell their own brand of CompactFlash. We believe additional manufacturers will enter the CompactFlash market in the future.

   We have entered into patent cross-license agreements with several of our leading competitors including Hitachi, Intel, Sharp, Samsung and Toshiba. Under these agreements, each party may manufacture and sell products that incorporate technology covered by each party's patents related to flash memory devices. As we continue to license our patents to certain of our competitors, competition will increase and may harm our business financial condition and results of operations.

   Competing products have been introduced that promote industry standards that are different from our CompactFlash and MultiMediaCard products, including Toshiba's SmartMedia, Sony Corporation's Memory Stick, Sony's standard floppy disk used for digital storage in their Mavica digital cameras, Panasonic's Mega Storage cards, Iomega's Clik drive, a miniaturized mechanical, removable disk drive and M-System's Diskonchip for embedded storage applications. Each competing standard is mechanically and electronically incompatible with CompactFlash and MultiMediaCard. If a manufacturer of products such as digital cameras, designs in one of these alternative competing standards, CompactFlash and MultiMediaCard will be eliminated from use in that product.

   In September 1998, IBM introduced the microdrive, a rotating disk drive in a Type II CompactFlash format. Initially, this product will compete directly with our Type II CompactFlash memory cards, which we introduced in the second quarter of 1999, for use in high-end professional digital cameras. In October 1998, M-Systems introduced their Diskonchip 2000 Millennium product which competes against our Flash ChipSet products in embedded storage applications such as set top boxes and networking appliances.

   According to independent industry analysts, Sony's Mavica digital camera captured a considerable portion of the United States market for digital cameras in 1998. The Mavica uses a standard floppy disk to store digital images and therefore uses no CompactFlash, or any other flash cards. Our sales prospects for CompactFlash cards have been adversely impacted by the success of the Mavica.

   Our MultiMediaCard products also have faced significant competition from Toshiba's SmartMedia flash cards and we expect to face similarly significant competition from Sony's Memory Stick. Although the Memory Stick is proprietary to Sony, Sony has offered to license its Memory Stick to other companies. If it is adopted and achieves widespread use in future products, sales of our MultiMediaCard and CompactFlash products may decline.

   We also face competition from products based on multilevel cell flash technology such as Intel's 64Mbit chips and Hitachi's 256 megabit multilevel cell flash chip. These products compete with our D2 multilevel cell flash technology. Multilevel cell flash is a technological innovation that allows each flash memory cell to store two bits of information instead of the traditional single bit stored by the industry standard flash technology. In the second quarter of 1999, Intel announced their new 128 megabit multilevel cell chip and Hitachi began shipping customer samples of CompactFlash cards employing their new multilevel cell flash chip. In addition, Toshiba has begun customer shipments of 32 megabyte SmartMedia cards employing their new 256 megabit flash chip. Although Toshiba has not incorporated multilevel cell flash technology in their 256 megabit flash chip, their use of more advanced lithographic design rules may allow them achieve a more competitive cost structure than that of our 256 megabit D2 flash chip.

   Furthermore, we expect to face competition from existing competitors and from other companies that may enter our existing or future markets that have similar or alternative data storage solutions which may be less costly or provide additional features. Price is an important competitive factor in the market for consumer products. Increased price competition could lower gross margins, if our average selling prices decrease faster than our costs and could also result in lost sales.

   We believe that our ability to compete successfully depends on a number of factors, which include:

  . price and quality;

  . product performance and availability;

  . success in developing new applications for system flash technology;

  . adequate foundry capacity;

  . efficiency of production;

  . timing of new product announcements or introductions by us, our customers and our competitors;

  . the ability of our competitors to incorporate their flash data storage systems into their customers' products;

  . the number and nature of our competitors in a given market;

  . successful protection of intellectual property rights; and

  . general market and economic conditions.

   We believe that we compete favorably with other companies with respect to these factors. We cannot assure you that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us will not materially adversely affect our business, financial condition or results of operations.

Employees

   As of June 30, 1999, we had 486 full-time employees and 158 temporary employees, including 101 in research and development, 81 in sales and marketing, 65 in finance and administration and 397 in operations. Our success is dependent on our retention of key technical, sales and marketing employees and members of senior management. Additionally, our success is contingent on our ability to attract and recruit skilled employees in a very competitive market. None of our employees are represented by a collective bargaining agreement and we have never experienced any work stoppage. We believe that our employee relations are good.

Legal Proceedings

   In March 1988, we filed a complaint in federal court against Lexar for infringement of a fundamental flash disk patent. Lexar disputed this claim and asserted that our patent was invalid or unenforceable, as well as asserting various counterclaims including unfair competition, violation of the Lanham Act, patent misuse, interference with prospective economic advantage, trade defamation and fraud. We have denied all of these counterclaims. In July 1998, the Federal District Court denied Lexar's request to have the case dismissed, Discovery in this suit began in August 1998. On February 22, 1999, the Federal District Court considered arguments and papers submitted by the parties regarding the scope and proper interpretation of the asserted claims in our patent at issue in the Lexar suit. On March 4, 1999, the Federal District Court issued its ruling on the proper construction of the claim terms in our patent. On July 30, 1999, we filed a motion for partial summary judgment that Lexar CompactFlash and PC Cards contributorily infringe our patent. This motion is scheduled to be heard in September 1999. In August 1999, we had a mandatory settlement meeting with Lexar. No settlement was reached through this meeting. A trial date has not yet been set.

   In May 1999, Lexar filed a complaint against us for claims of unfair competition, false advertising, trade libel and intentional and negligent interference with prospective business advantage. On July 1, 1999, we filed a motion to dismiss the Lexar complaint. Also, in July 1999, Lexar filed a motion for preliminary injunction seeking to stop certain advertising practices that Lexar alleges were misleading. We intend to vigorously oppose this motion. Both motions are scheduled to be heard in September 1999. We cannot assure you that these motions or claims will be decided in our favor.

   Compaq Corporation has opposed in several countries, including the United States, our attempting to register CompactFlash as a trademark. We do not believe that our failure to obtain registration for the CompactFlash mark will materially harm our business.

   We have no other material legal proceedings.

                                  MANAGEMENT

   The executive officers and directors of SanDisk, and their ages as of August 13, 1999, are as follows:

 Name                          Age Position
 ----                          --- --------
                                   President, Chief Executive Officer and
 Dr. Eli Harari..............   53 Director
 Irwin Federman(2)...........   63 Chairman of the Board of Directors
 Cindy L. Burgdorf...........   51 Chief Financial Officer, Senior Vice
                                    President, Finance and Administration and
                                    Secretary
 Leon Malmed.................   61 Senior Vice President, Marketing and Sales
 Daniel Auclair..............   52 Senior Vice President, Business Development
                                    and Intellectual Property
 Ralph Hudson................   54 Senior Vice President, Worldwide Operations
 Sanjay Mehrotra.............   41 Senior Vice President, Engineering
 Jocelyn Scarborough.........   54 Vice President, Human Resources
 William V. Campbell(1)......   58 Director
 Catherine P. Lego(1)(2).....   42 Director
 Dr. James D. Meindl.........   65 Director
 Alan F. Shugart(1)..........   68 Director

--------
(1) Member of Compensation Committee

(2) Member of Audit Committee

   Dr. Eli Harari, the founder of SanDisk, has served as President and Chief Executive Officer and as a director of SanDisk since June 1988. Dr. Harari founded Wafer Scale Integration, a privately held semiconductor company, in 1983 and was its President and Chief Executive Officer from 1983 to 1986, and Chairman and Chief Technical Officer from 1986 to 1988. From 1973 to 1983, Dr. Harari held various management positions with Honeywell Inc., Intel and Hughes Aircraft Microelectronics. Dr. Harari holds a Ph.D. degree in Solid State Sciences from Princeton University.

   Mr. Irwin Federman has served as Chairman of the Board of Directors since September 1988. Since April 1990, Mr. Federman has been a general partner in U.S. Venture Partners, a venture capital firm. From 1988 to 1990, he was a Managing Director of Dillon Read & Co., an investment banking firm, and a general partner in its venture capital affiliate, Concord Partners. From August 1987 to December 1987, Mr. Federman was Vice Chairman of Advanced Micro Devices, Inc., which acquired Monolithic Memories, a corporation engaged in the production of integrated circuits, with which he was affiliated for 16 years. From 1979 to 1987, Mr. Federman was President of Monolithic Memories. Mr. Federman served as Chairman of the Semiconductor Industry Association from 1986 to 1988. He is also a director of Komag Incorporated, Western Digital Corporation, NeoMagic, Inc., Check Point Software Technologies, Inc., MMC Networks, Inc. and various private corporations. Mr. Federman holds a B.S. degree from Brooklyn College.

   Ms. Cindy L. Burgdorf joined SanDisk as Chief Financial Officer, Vice President, Finance and Secretary in June 1994 and has served as Senior Vice President of Finance and Administration since July 1995. From 1992 to 1994, Ms. Burgdorf was Vice President of Operations Administration and Vice President of Materials and Planning at Maxtor Corp. From 1978 to 1992, Ms. Burgdorf held various financial management positions including Corporate Controller, Group Controller of the Components Group and director of the worldwide customer satisfaction program at Intel. Ms. Burgdorf is a Certified Public Accountant and holds a B.S. degree in Business Administration from San Jose State University.

   Mr. Leon Malmed joined SanDisk as Vice President, Worldwide Marketing and Sales in December 1992 and has served as Senior Vice President of Marketing and Sales since July 1995. From 1991 to 1992, Mr. Malmed was Executive Vice President of Marketing/Sales at SyQuest Technology, Inc., a manufacturer of removable-cartridge disk drives. From 1990 to 1991, Mr. Malmed was Senior Vice President of Sales and Marketing at Prairetek, Inc., a manufacturer of disk drives. From 1983 to 1990, Mr. Malmed held various management positions at Maxtor. Mr. Malmed holds a B.S. degree in Mechanical Engineering from the University of Paris.

   Mr. Daniel Auclair has served as Vice President of Systems Engineering from 1990 to June 1993, Vice President of Engineering and Technology from June 1993 to July 1995, Senior Vice President of Operations and Technology from July 1995 to January 1998 and has served as Senior Vice President of Business Development and Intellectual Property since January 1998. From 1988 to 1990, Mr. Auclair was Vice President of Engineering at Anamartic, a company that utilizes wafer scale technology to build DRAM mass storage systems. From 1984 to 1988, Mr. Auclair was Vice President and General Manager of the OMTI division of Scientific MicroSystems, a supplier of disk controllers and disk controller chips to the disk drive industry. Mr. Auclair holds a B.S. degree in Engineering Physics from the University of Maine and an M.S. degree in Computer Science from the University of Santa Clara.

   Mr. Ralph Hudson joined SanDisk as Senior Vice President of World Wide Operations in August of 1998. He was previously President of RJ Hudson Consulting from 1997 to 1998, Vice President of Operations for USRobotics/3Com's Network Work Systems Division from 1996 to 1997, Senior Vice President and General Manager for Bell and Howell from 1993 to 1996 and held various senior management positions with Data General from 1977 to 1993 where he was Vice President of World Wide Operations from 1989 to 1993. Prior to this, he held various management and senior management positions with NCR Corporation from 1967 to 1977. Mr. Hudson holds a B.S. degree in Industrial Engineering from Allied Institute of Technology.

   Mr. Sanjay Mehrotra is a co-founder of SanDisk, has served as Director of Memory Design and Product Engineering from November 1988, to June 1995; Vice President of Product Development from July 1995 to July 1999; and as Senior Vice President of Engineering since July 1999. From January 1980 until November 1988, Mr. Mehrotra worked at Intel Corporation, Seeq Technology, Integrated Device Technology and Atmel Corporation in the area of design engineering and engineering management, mostly in EPROM and EEPROM product development. Mr. Mehrotra holds B.S. and M.S. degrees in Electrical Engineering and Computer Science from the University of California at Berkeley.

   Ms. Jocelyn Scarborough joined SanDisk as Vice President of Human Resources in March 1999. She was previously President of Scarborough and Associates from 1997 to 1999 and Vice President of Human Resources for the California State Automobile Association from 1994 to 1997. From 1973 to 1993, Ms. Scarborough held various management positions, including Director of Human Resources and Organization Development, at Digital Equipment Corporation. Ms. Scarborough holds a B.S. degree in Psychology from Gordon College.

   Mr. William V. Campbell has served as a director of SanDisk since October 1993. Mr. Campbell is Chairman of the Board of Directors of Intuit Inc. and was President and Chief Executive Officer and a director of Intuit Inc. from 1994 to 1998. From 1991 to 1993, Mr. Campbell was President and Chief Executive Officer of GO Corporation, a pen-based computing software company. From 1987 to 1991, Mr. Campbell was President and Chief Executive Officer of Claris Corporation, a software subsidiary of Apple Computer, Inc. Mr. Campbell holds both B.A. and M.A. degrees in Economics from Columbia University.

   Ms. Catherine P. Lego has served as a director of SanDisk since March 1989. Ms. Lego has been self-employed with her consulting firm, Lego Ventures, since 1992. From 1981 to 1992, Ms. Lego held various positions with Oak Investment Partners, a venture capital firm and was general partner of several of the venture capital partnerships affiliated with Oak Investment Partners. Ms. Lego also serves as a director of Uniphase Corporation, Zitel Corporation and various private corporations. Ms. Lego is a Certified Public Accountant and holds a B.A. degree in Economics and Biology from Williams College and an M.S. degree in Accounting from the New York University Graduate School of Business.

   Dr. James D. Meindl has served as a director of SanDisk since March 1989. Dr. Meindl has been the Joseph M. Pettit Chair Professor of Microelectronics at the Georgia Institute of Technology in Atlanta, Georgia since 1993. From 1986 to 1993, Dr. Meindl served as Senior Vice President for Academic Affairs and Provost of Rensselaer Polytechnic Institute. From 1967 to 1986, he was the John M. Fluke Professor of Electrical Engineering at Stanford University. Dr. Meindl serves as a director of Zoran, Inc. and Digital Microwave. Dr. Meindl holds B.S., M.S. and Ph.D. degrees in Electrical Engineering from Carnegie-Mellon University.

   Mr. Alan F. Shugart has served as a director of SanDisk since January 1993. Mr. Shugart founded Seagate Technology, Inc. in 1979, building the company into the world's largest independent manufacturer of disk drives and related components. In 1998, he left Seagate to establish Al Shugart International, a management/consultant company focused on helping entrepreneurs launch new enterprises. Mr. Shugart also serves as a director of Cypress Semiconductor Corp., Valence Technology, Inktomi, and Sarnoff Digital Communications. Mr. Shugart holds a B.S. degree in Engineering/Physics from the University of Redlands.

   Thomas F. Mulvaney resigned from our board of directors on August 13, 1999.

                              SELLING STOCKHOLDER

   The following table provides certain information with respect to Seagate Technology, Inc. and the number of shares of common stock currently owned, to be offered and to be owned by Seagate Technology after this offering. The number of shares of common stock owned by Seagate Technology before and after the offering is based on the number of shares owned by Seagate Technology as of August 6, 1999.

                           Before the Offering               After the Offering
                         ------------------------         ------------------------
                            Shares    Percent of  Shares     Shares    Percent of
                         Beneficially   Shares     Being  Beneficially   Shares
Name and Address            Owned     Outstanding Offered    Owned     Outstanding
----------------         ------------ ----------- ------- ------------ -----------
Seagate Technology,
 Inc. ..................  6,141,374      22.5%    250,000
 920 Disc Drive
 Scotts Valley, CA 95067

   In addition, concurrently with this offering, Seagate Technology is entering into a prepaid forward contract with the SanDisk PEPS Trust covering
the sale of up to     shares of common stock (    shares if the underwriters'
over-allotment option is exercised in full). The forward contract is being entered into in connection with the public offering by the trust of $200 million ($230 million if the underwriters' over-allotment option is exercised in full) of Premium Exchangeable Participating Shares, or PEPS, which is equal to the maximum number of shares deliverable under the forward contract.
Pursuant to the terms of the forward contract and the PEPS, on    ,     the
PEPS will be exchangeable for a number of shares of common stock based on a formula and Seagate Technology will have the option to deliver cash in lieu of shares of common stock. Assuming the delivery by Seagate Technology of the maximum number of shares of common stock on the exchange date, following the
exchange date, Seagate Technology would beneficially own    shares of common
stock, or   % of the number of shares outstanding as of the date hereof.

                   UNITED STATES FEDERAL TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

   The following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders.

   A "Non-U.S. Holder" is generally a person other than:

  . an individual who is a citizen or resident of the United States for U.S.
    federal income tax purposes;

  . a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any subdivision thereof;

  . an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source; and

  . a trust subject to the primary supervision of a court within the United
    States and the control of one or more U.S. persons.

   The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. The following summary is for general information. If you are a Non-U.S. Holder, you should consult a tax advisor on the U.S. federal tax consequences of holding and disposing of our common stock with respect to your particular circumstances (e.g. if you are a former citizen or resident of the United States), as well as any tax consequences under the laws of any U.S. state or local or non-U.S. taxing jurisdiction.

Dividends

   Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate that an applicable income tax treaty may specify. Non-U.S. Holders should consult their tax advisors on their entitlement to benefits under a relevant income tax treaty.

   Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the U.S. are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate IRS form with the withholding agent. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate that an applicable income tax treaty may specify.

   Dividends paid prior to January 1, 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of an income tax treaty rate. For dividends paid after December 31, 2000:

  . a Non-U.S. Holder of common stock that claims the benefit of an income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

  . in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership, and the partnership will be required to provide a U.S. taxpayer identification number and other information; and

  . look-through rules will apply to tiered partnerships.

   A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Disposition of Common Stock

   A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

  . the gain is effectively connected with a U.S. trade or business, in which case the branch profits tax may also apply to a corporate Non-U.S. Holder;

  . the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements; or

  . we are or have been a "U.S. real property holding corporation" for U.S.
    federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock.

   The tax relating to stock in a "U.S. real property holding corporation" does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been, are not, and do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Federal Estates Taxes

   Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements And Backup Withholding Tax

   We must report annually to the IRS and to each Non-U.S. Holder the amount of the dividends paid to that holder and any tax withheld with respect to those dividends. The information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting those dividends and withholding may also be made available, under an applicable income tax treaty or agreement, to the tax authorities in the Non-U.S. Holder's country of residence.

   Under specific circumstances, the IRS requires information reporting and backup withholding at a rate of 31% on specific payments on common stock. Under currently applicable law, Non-U.S. Holders of common stock generally will be exempt from information reporting and backup withholding on dividends paid prior to January 1, 2001 to an address outside the U.S. For dividends paid after December 31, 2000, however, a Non-U.S. Holder of common stock that fails to certify its Non-U.S. Holder status under applicable Treasury regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

   Non-U.S. Holders should consult their own tax advisors on the application of information withholding and backup withholding to them in their particular circumstances (including, upon their disposition of common stock).

   Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, if the holder provides the required information to the IRS.

                                 UNDERWRITERS

   We intend to offer our common stock in the United States through a number of U.S. underwriters as well as elsewhere through a number of international underwriters. Under the terms and subject to the conditions of the underwriting agreement dated the date of this prospectus, the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated, BancBoston Robertson Stephens Inc., First Union Capital Markets Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as U.S. representatives, and the international underwriters named below, for whom Morgan Stanley & Co. International Limited, BancBoston Robertson Stephens International Limited and Merrill Lynch International are acting as international representatives, have severally agreed to purchase, and we and the selling stockholder have severally agreed to sell to them, the respective number of shares of our common stock set forth opposite the names of the underwriters below:

                                                                       Number of
     Name                                                               Shares
     ----                                                              ---------
     U.S. underwriters:
       Morgan Stanley & Co. Incorporated..............................
       BancBoston Robertson Stephens Inc..............................
       First Union Capital Markets Corp...............................
       Merrill Lynch, Pierce, Fenner & Smith Incorporated.............
                                                                       ---------

         Subtotal..................................................... 2,400,000
                                                                       ---------

     International underwriters:
       Morgan Stanley & Co. International Limited.....................
       BancBoston Robertson Stephens International Limited............
       Merrill Lynch International....................................
                                                                       ---------

         Subtotal.....................................................   600,000
                                                                       ---------

         Total........................................................ 3,000,000
                                                                       =========

   The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the underwriters and the representatives, respectively. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered hereby are subject to the approval of specific legal matters by their counsel and to other conditions. The underwriters are obligated to purchase all of the shares of our common stock except those covered by the U.S. underwriters' over-allotment option described below if any are purchased.

   The underwriters initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may also offer the shares to securities dealers
at a price that represents a concession not in excess of $     per share under
the public offering price. Any underwriter may allow and dealers may reallow,
a concession not in excess of $     per share to other underwriters or to
securities dealers. After the initial offering of the shares, the offering price and other selling terms may from time to time be changed by the representatives.

   We have granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus to purchase up to an aggregate of 450,000 additional shares at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The U.S. underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered pursuant to this prospectus. To the extent this option is exercised, each U.S. underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of additional shares as the number set forth next to the U.S. underwriter's name in the preceding table bears to the total number of shares set forth next to the names of all U.S. underwriters in the preceding table.

   Our common stock is listed on the Nasdaq National Market under the symbol "SNDK."

   We, the selling stockholder and each of our executive officers and directors have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of shares of common stock or other securities, in cash or otherwise.

   The restrictions described in the previous paragraph do not apply to:

  . the sale of the shares to the underwriters;

  . the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  . the granting of stock options and/or restricted stock units pursuant to our existing employee benefit plans and to directors in connection with their initial appointment to the board of directors, provided that these options, other than director options, do not become exercisable and these units do not vest during the 90-day period;

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market or other transactions after the completion of the offering; and

  . sales of up to an aggregate of 250,000 shares of our common stock by our executive officers and directors.

   In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of common stock. Specifically, the underwriters may agree to sell or allot more shares than the 3,000,000 shares of our common stock which we and the selling stockholder have agreed to sell to them. This over-allotment would create a short position in our common stock for the underwriters' account. To cover any over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The underwriters have reserved the right to reclaim selling concessions in order to encourage underwriters and dealers to distribute the common stock for investment, rather than for short-term profit taking. Increasing the proportion of the offering held for investment may reduce the supply of common stock available for short-term trading. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   We, the selling stockholder and the underwriters have agreed to indemnify each other against a variety of liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered by us hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Members of Brobeck, Phleger & Harrison LLP beneficially own 1,901 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York. Certain legal matters will be passed upon for the selling stockholder by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

   The consolidated financial statements of SanDisk Corporation at December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 appearing in this Prospectus and Registration Statement and in SanDisk Corporation's Annual Report (Form 10-K/A) for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and as set forth in their report included in the Form 10-K/A and incorporated herein by reference. Such consolidated financial statements are included herein and incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 to register the shares of common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the shares of common stock offered in this prospectus, you should refer to the registration statement and its exhibits and our other SEC filings. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below.

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

     2. Our Quarterly Reports on Form 10-Q for the periods ended June 30, 1999 and March 31, 1999.

     3. Our Current Report on Form 8-K filed January 8, 1999.

     4. The description of our common stock contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act with the Commission on September 9, 1995, including any amendment or report updating such description.

     5. The description of stockholder rights contained in our Registration Statement on Form 8-A filed with the Commission on April 28, 1997, as amended on May 15, 1997.

   If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct request for such copies to SanDisk Corporation, Chief Financial Officer, 140 Caspian Court, Sunnyvale, California, 94089, (408) 542-0500.

                              SANDISK CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

                                    Contents

                                                                           Page
                                                                           ----
For Years Ended December 31, 1996, 1997 and 1998 (audited)
 Report of Ernst & Young LLP, Independent Auditors........................  F-2
 Consolidated Balance Sheets..............................................  F-3
 Consolidated Statements of Income........................................  F-4
 Consolidated Statements of Stockholders' Equity..........................  F-5
 Consolidated Statements of Cash Flows....................................  F-6
 Notes to Consolidated Financial Statements...............................  F-7
For the Six Months Ended June 30, 1998 and 1999 (unaudited)
 Condensed Consolidated Balance Sheets June 30, 1999 and December 31,
  1998.................................................................... F-22
 Condensed Consolidated Statements of Income
  Three and six months ended June 30, 1999 and 1998....................... F-23
 Condensed Consolidated Statements of Cash Flows
  Six months ended June 30, 1999 and 1998................................. F-24
 Notes to Condensed Consolidated Financial Statements..................... F-25

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
 SanDisk Corporation

   We have audited the accompanying consolidated balance sheets of SanDisk Corporation as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SanDisk Corporation at December 31, 1998 and 1997 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                          /s/ Ernst & Young LLP
San Jose, California
January 22, 1999

                              SANDISK CORPORATION

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                                December 31,
                                                              -----------------
                                                                1998     1997
                                                              -------- --------
ASSETS
Current assets:
  Cash and cash equivalents.................................. $ 15,384 $ 20,888
  Short-term investments.....................................  119,074  114,037
  Accounts receivable, net of allowance for doubtful accounts
   of $1,069 in 1998 and $756 in 1997........................   20,400   19,352
  Inventories................................................    8,922   15,648
  Deferred tax assets........................................   15,900   17,060
  Prepaid expenses and other current assets..................    6,694    1,406
                                                              -------- --------
  Total current assets.......................................  186,374  188,391
Property and equipment, net..................................   17,542   15,892
Investment in foundry........................................   51,208   40,284
Deposits and other assets....................................      617      900
                                                              -------- --------
Total assets................................................. $255,741 $245,467
                                                              ======== ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................... $  6,938 $ 14,111
  Accrued payroll and related expenses.......................    3,768    4,674
  Income taxes payable.......................................    4,668    3,812
  Other accrued liabilities..................................    5,077    3,529
  Deferred revenue...........................................   27,452   27,967
                                                              -------- --------
  Total current liabilities..................................   47,903   54,093
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.001 par value
    Authorized shares: 4,000,000
    Issued: none.............................................       --       --
  Common stock, $0.001 par value
    Authorized shares: 40,000,000
    Issued and outstanding: 26,628,110 in 1998 and 25,865,229
     in 1997.................................................       27       26
  Capital in excess of par value.............................  186,093  181,895
  Retained earnings..........................................   21,247    9,411
  Accumulated other comprehensive income.....................      471       42
                                                              -------- --------
Total stockholders' equity...................................  207,838  191,374
                                                              -------- --------
Total liabilities and stockholders' equity................... $255,741 $245,467
                                                              ======== ========


  The accompanying notes are an integral part of these consolidated financial statements.

                              SANDISK CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                     (In thousands, except per share data)

                                                      Years Ended December 31,
                                                      -------------------------
                                                        1998     1997    1996
                                                      -------- -------- -------
Revenues
  Product............................................ $103,190 $105,675 $89,599
  License and royalty................................   32,571   19,578   8,000
                                                      -------- -------- -------
Total revenues.......................................  135,761  125,253  97,599
Cost of revenues.....................................   80,311   72,280  58,707
                                                      -------- -------- -------
Gross profits........................................   55,450   52,973  38,892
Operating expenses
  Research and development...........................   18,174   13,577  10,181
  Sales and marketing................................   16,933   12,568   8,792
  General and administrative.........................    7,533    7,148   7,445
                                                      -------- -------- -------
Total operating expenses.............................   42,640   33,293  26,418
                                                      -------- -------- -------
Operating income.....................................   12,810   19,680  12,474
Interest and other income, net.......................    5,681    3,660   3,154
Interest expense.....................................       --       --      (3)
                                                      -------- -------- -------
Income before taxes..................................   18,491   23,340  15,625
Provision for income taxes...........................    6,655    3,501   1,140
                                                      -------- -------- -------
Net income........................................... $ 11,836 $ 19,839 $14,485
                                                      ======== ======== =======
Net income per share
  Basic.............................................. $   0.45 $   0.87 $  0.65
  Diluted............................................ $   0.43 $   0.79 $  0.60
Shares used in computing net income per share
  Basic..............................................   26,298   22,880  22,162
  Diluted............................................   27,672   24,970  24,206



  The accompanying notes are an integral part of these consolidated financial statements.

                              SANDISK CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (In thousands)

                                                              Accumulated
                          Common Stock  Capital In               Other         Total
                          ------------- Excess of  Retained  Comprehensive Stockholders'
                          Shares Amount Par Value  Earnings     Income        Equity
                          ------ ------ ---------- --------  ------------- -------------
Balance at December 31,
 1995...................  22,005  $22    $ 97,272  $(24,913)     $ --        $ 72,381
Net income..............      --   --          --    14,485        --          14,485
Unrealized gain on
 available for sale
 securities.............      --   --          --        --         5               5
                                                                             --------
Comprehensive income....                                                       14,490
                                                                             --------
Exercise of stock
 options for cash.......     168   --          95        --        --              95
Issuance of stock
 pursuant to employee
 stock purchase plan....      92   --         783        --        --             783
Exercise of common stock
 warrants...............      62   --          --        --        --              --
Income tax benefit from
 stock options
 exercised..............      --   --          61        --        --              61
                          ------  ---    --------  --------      ----        --------
Balance at December 31,
 1996...................  22,327   22      98,211   (10,428)        5          87,810
Net income..............      --   --          --    19,839        --          19,839
Unrealized gain on
 available for sale
 securities.............      --   --          --        --        37              37
                                                                             --------
Comprehensive income....                                                       19,876
                                                                             --------
Exercise of stock
 options for cash.......     357    1         583        --        --             584
Issuance of stock
 pursuant to employee
 stock purchase plan....     126   --       1,189        --        --           1,189
Exercise of common stock
 warrants...............      55   --          --        --        --              --
Sale of common stock,
 net of issuance costs..   3,000    3      79,414        --        --          79,417
Income tax benefit from
 stock options
 exercised..............      --   --       2,498        --        --           2,498
                          ------  ---    --------  --------      ----        --------
Balance at December 31,
 1997...................  25,865   26     181,895     9,411        42         191,374
Net income..............      --   --          --    11,836        --          11,836
Unrealized gain on
 available for sale
 securities.............      --   --          --        --       429             429
                                                                             --------
Comprehensive income....                                                       12,265
                                                                             --------
Exercise of stock
 options for cash.......     630   --         930        --        --             930
Issuance of stock
 pursuant to employee
 stock purchase plan....     130    1       1,474        --        --           1,475
Exercise of common stock
 warrants...............       3   --          --        --        --              --
Income tax benefit from
 stock options
 exercised..............      --   --       1,761        --        --           1,761
Compensation expense
 related to modification
 of stock options.......      --   --          33        --        --              33
                          ------  ---    --------  --------      ----        --------
Balance at December 31,
 1998...................  26,628  $27    $186,093  $ 21,247      $471        $207,838
                          ======  ===    ========  ========      ====        ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              SANDISK CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                 Years Ended December 31,
                                               ------------------------------
                                                 1998       1997       1996
                                               ---------  ---------  --------
Cash flows from operating activities:
Net income.................................... $  11,836  $  19,839  $ 14,485
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation................................     5,839      3,985     2,347
  Deferred tax................................     1,160    (16,055)   (1,000)
  Compensation related to modification of
   stock option terms.........................        33         --        --
  Changes in assets and liabilities:
    Accounts receivable.......................    (1,048)    (7,467)   (3,457)
    Inventory.................................     6,726     (6,018)      781
    Prepaid expenses and other current
     assets...................................    (5,288)    (1,122)     (250)
    Deposits and other assets.................       283         (9)     (271)
    Accounts payable..........................    (7,174)     6,516    (1,458)
    Accrued payroll and related expenses......      (906)     1,817       911
    Income taxes payable......................       856      1,997     1,441
    Other accrued liabilities.................     1,548        990       149
    Deferred revenue..........................      (515)    22,315      (253)
                                               ---------  ---------  --------
  Total adjustments...........................     1,514      6,949    (1,060)
                                               ---------  ---------  --------
Net cash provided by operating activities.....    13,350     26,788    13,425
                                               ---------  ---------  --------
Cash flows from investing activities:
Purchases of short-term investments...........  (137,822)  (148,954)  (47,977)
Proceeds from short-term investments..........   133,214     89,919    34,157
Acquisition of property and equipment.........    (7,489)    (9,592)   (8,378)
Investment in foundry.........................   (10,923)   (40,284)       --
                                               ---------  ---------  --------
Net cash used in investing activities.........   (23,020)  (108,911)  (22,198)
                                               ---------  ---------  --------
Cash flows from financing activities:
Sale of common stock and warrants, net of
 repurchases..................................     4,166     83,688       939
Principal payments under capital leases.......        --         --       (98)
                                               ---------  ---------  --------
Net cash provided by financing activities.....     4,166     83,688       841
                                               ---------  ---------  --------
Net increase (decrease) in cash and cash
 equivalents..................................    (5,504)     1,565    (7,932)
                                               ---------  ---------  --------
Cash and cash equivalents at beginning of
 year.........................................    20,888     19,323    27,255
                                               ---------  ---------  --------
Cash and cash equivalents at end of year...... $  15,384  $  20,888  $ 19,323
                                               =========  =========  ========
Supplemental disclosure of cash flow
 information:
Cash paid during the period for interest...... $      --  $      --  $      3
Cash paid for income taxes.................... $   8,277  $  15,172  $    451

  The accompanying notes are an integral part of these consolidated financial statements.

                              SANDISK CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization and Summary of Significant Accounting Policies

   Organization and Nature of Operations

   SanDisk Corporation (the Company) was incorporated in Delaware on June 1, 1988, to design, manufacture, and market industry-standard, solid-state mass storage products using proprietary, high-density flash memory technology. The Company operates in one segment and serves customers in the industrial, communications, highly portable computing and consumer electronics markets. Principal geographic markets for the Company's products include the United States, Japan, Europe and the Far East.

   Supplier and Customer Concentrations

   A limited number of customers historically have accounted for a substantial portion of the Company's revenues. In 1998, one customer accounted for more than 10% of the Company's total revenues. In 1997, no single customer accounted for greater than 10% of total revenues. During 1996, one customer accounted for approximately 26% of the Company's total revenues. Sales of the Company's products will vary as a result of fluctuations in market demand. Further, the flash data storage markets in which the Company competes are characterized by rapid technological change, evolving industry standards, declining average selling prices and rapid technological obsolescence.

   Certain of the raw materials used by the Company in the manufacture of its products are available from a limited number of suppliers. For example, all of the Company's products require silicon wafers which are currently supplied by United Semiconductor, Inc. ("USIC") and United Silicon Corporation ("USC"), subsidiaries of United Microelectronics Corporation ("UMC") in Taiwan and by Matsushita in Japan. The Company is dependent on its foundries to allocate to the Company a portion of their foundry capacity sufficient to meet the Company's needs, to produce wafers of acceptable quality and with acceptable manufacturing yields and to deliver those wafers to the Company on a timely basis. On occasion, the Company has experienced difficulties in each of these areas.

   Under each of the Company's wafer supply agreements, the Company is obligated to provide a monthly rolling forecast of anticipated purchase orders. Except in limited circumstances and subject to acceptance by the foundries, the estimates for the first three months of each forecast constitute a binding commitment and the estimates for the remaining months may not increase or decrease by more than a certain percentage from the previous month's forecast. These restrictions limit the Company's ability to react to significant fluctuations in demand for its products. As a result, the Company has not been able to match its purchases of wafers to specific customer orders, and therefore the Company has taken write downs for potential excess inventory purchased prior to the receipt of customer orders and may be required to do so in the future. These adjustments decrease gross margins in the quarter reported and have resulted, and could in the future result in fluctuations in gross margins on a quarter to quarter basis. To the extent the Company inaccurately forecasts the number of wafers required, it may have either a shortage or an excess supply of wafers, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, if the Company is unable to obtain scheduled quantities of wafers from any foundry with acceptable yields, the Company's business, financial condition and results of operations could be negatively impacted.

   In addition, certain key components, are purchased from single source vendors for which alternative sources are currently not available. Shortages could occur in these essential materials due to an interruption of supply or increased demand in the industry. If the Company were unable to procure certain of such materials, it would be required to reduce its manufacturing operations which could have a material adverse effect upon its results of operations.

                              SANDISK CORPORATION

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Basis of Presentation

   The Company's fiscal year ends on the Sunday closest to December 31. Fiscal year 1998 ended on December 27, 1998. Fiscal years 1997 and 1996 ended on December 28, 1997 and December 29, 1996, respectively. For ease of presentation, the accompanying financial statements have been shown as ending on the last day of the calendar month.

   Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

   Foreign Currency Transactions

   Foreign operations are measured using the U.S. dollar as the functional currency. Accordingly, monetary accounts (principally cash, accounts receivable and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operations accounts and nonmonetary balance sheet accounts are remeasured at the rate in effect at the date of transaction. The effects of foreign currency remeasurement are reported in current operations. See "Note 2."

   Reclassifications

   Certain reclassifications, none of which affected net income, have been made to prior year's amounts to conform to the current year's presentation.

   Cash Equivalents and Short-Term Investments

   Cash equivalents consist of short-term, highly liquid financial instruments with insignificant interest rate risk that are readily convertible to cash and have maturities of three months or less from the date of purchase. Cash equivalents and short-term investments consist of money market funds, taxable commercial paper, certificates of deposit, U.S. government agency obligations, corporate/municipal notes and bonds with high-credit quality, money market preferred stock and auction rate preferred stock. The fair market value, based on quoted market prices, of cash equivalents and short-term investments is substantially equal to their carrying value at December 31, 1998 and 1997.

   Under FAS 115, management classifies investments as available-for-sale at the time of purchase and periodically reevaluates such designation. Debt securities classified as available-for-sale are reported at fair value. Unrecognized gains or losses on available-for-sale securities are included, in equity until their disposition. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

                              SANDISK CORPORATION

   All cash equivalents and short-term investments as of December 31, 1998 and 1997 are classified as available-for-sale securities and consist of the following:

                                                                December 31,
                                                              -----------------
                                                                1998     1997
                                                              -------- --------
                                                               (In thousands)
Cash equivalents:
  Money market fund.......................................... $  1,389 $    115
  Commercial paper...........................................    9,178    2,000
  Municipal notes............................................       --    5,800
  U.S. government agency obligations.........................       --      694
  Corporate notes/bonds......................................    2,251    1,650
                                                              -------- --------
    Total.................................................... $ 12,818 $ 10,259
                                                              ======== ========
Short term investments:
  U.S. government agency obligations......................... $     -- $  7,463
  Municipal notes/bonds......................................   91,073   54,059
  Corporate notes/bonds......................................   12,550   24,429
  Money market preferred stock...............................       --    4,000
  Certificates of deposit....................................       --    4,036
  Auction rate preferred stock...............................   15,451   20,050
                                                              -------- --------
    Total.................................................... $119,074 $114,037
                                                              ======== ========

   Unrealized holding gains and losses on available-for-sale securities at December 31, 1998 and 1997 were $471,000 and $42,000, respectively. Gross realized gains and losses on sales of available-for-sale securities during the years ended December 31, 1998 and 1997 were immaterial.

   Debt securities at December 31, 1998 and 1997, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers of the securities may have the right to prepay obligations.

                                                                December 31,
                                                              -----------------
                                                                1998     1997
                                                              -------- --------
                                                               (In thousands)
Short-term investments:
  Due in one year or less.................................... $ 93,983 $ 68,937
  Due after one year through two years.......................   25,091   45,100
                                                              -------- --------
    Total.................................................... $119,074 $114,037
                                                              ======== ========

                              SANDISK CORPORATION

   Inventories

   Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual costs on a first-in, first-out basis). Market value is based upon an estimated average selling price reduced by normal gross margins. Inventories are as follows:

                                                                   December 31,
                                                                  --------------
                                                                   1998   1997
                                                                  ------ -------
                                                                  (In thousands)
Raw materials.................................................... $2,710 $ 3,289
Work-in-process..................................................  3,818  10,340
Finished goods...................................................  2,394   2,019
                                                                  ------ -------
                                                                  $8,922 $15,648
                                                                  ====== =======

   Given the volatility of the market, the Company makes inventory provisions for potentially excess and obsolete inventory based on backlog and forecasted demand. However, backlog is subject to revisions, cancellations and rescheduling. Actual demand may differ from forecasted demand and such differences may have a material effect on the Company's financial position and results of operations.

   Property and Equipment

   Property and equipment consist of the following:

                                                               December 31,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
                                                              (in thousands)
Machinery and equipment..................................... $ 30,008  $ 23,919
Software....................................................    3,413     2,450
Furniture and fixtures......................................    1,173       875
Leasehold improvements......................................    2,120     1,981
                                                             --------  --------
Property and equipment, at cost.............................   36,714    29,225
Accumulated depreciation and amortization...................  (19,172)  (13,333)
                                                             --------  --------
Property and equipment, net................................. $ 17,542  $ 15,892
                                                             ========  ========

   Depreciation and Amortization

   Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the remaining lease term, whichever is shorter, generally two to seven years.

   Investment in Foundry

   In 1997, the Company invested $40.3 million in United Silicon, Inc., ("USIC") a semiconductor manufacturing subsidiary of United Microelectronics Corporation in Taiwan. The transaction gives the Company an equity stake of approximately 10% in the facility (which is accounted for on the cost basis) and guarantees access to approximately 12.5% of the wafer output from the facility. In 1998, the Company increased its investment by $10.9 million to retain its 10% ownership interest. No changes were made to the production agreement.

                              SANDISK CORPORATION

   Revenue Recognition

   Product revenue is generally recognized at the time of shipment, less a provision for estimated sales returns. However, revenue on shipments to distributors and retailers, subject to certain rights of return and price protection, is deferred until the merchandise is sold by the distributors or retailers, or the rights expire.

   The Company earns patent license and royalty revenue under patent cross-license agreements with Hitachi Ltd. ("Hitachi"), Intel Corporation ("Intel"), Samsung Electronics Company Ltd. ("Samsung"), Sharp Electronics Corporation ("Sharp"), Silicon Storage Technology, Inc. ("SST") and Toshiba Corporation ("Toshiba"). The Company's current license agreements provide for the payment of license fees, royalties, or a combination thereof, to the Company. The timing and amount of these payments can vary substantially from quarter to quarter, depending on the terms of each agreement and, in some cases, the timing of sales of products by the other parties.

   Patent license and royalty revenue is recognized when earned. In 1998 and 1997, the Company received payments under these cross license agreements, portions of which were recognized as revenue and portions of which are deferred revenue. Recognition of deferred revenue is expected to occur in future periods as the Company meets certain obligations as provided in the various agreements.

   Net Income Per Share

   The Company determines net income per share in accordance with Financial Accounting Standards Statement 128, Earnings Per Share.

   The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share amounts):

                                                          1998    1997    1996
                                                         ------- ------- -------
Numerator:
  Numerator for basic and diluted net income per
   share--net income...................................  $11,836 $19,839 $14,485
                                                         ======= ======= =======
Denominator for basic net income per share:
  Weighted average common shares.......................   26,298  22,880  22,162
                                                         ------- ------- -------
Shares used in computing basic net income per share....   26,298  22,880  22,162
                                                         ======= ======= =======
Basic net income per share.............................  $  0.45 $  0.87 $  0.65
                                                         ======= ======= =======
Denominator for diluted net income per share:
  Weighted average common shares.......................   26,298  22,880  22,162
  Dilutive effect of employee stock options and
   warrants to purchase common stock...................    1,374   2,090   2,044
                                                         ------- ------- -------
Shares used in computing diluted net income per share..   27,672  24,970  24,206
                                                         ======= ======= =======
Diluted net income per share...........................  $  0.43 $  0.79 $  0.60
                                                         ======= ======= =======

   Options and warrants to purchase 901,443, 257,008, and 64,962 shares of common stock in 1998, 1997 and 1996, respectively, have been omitted from the earnings per share calculation, as their effect is antidilutive.

   Stock Based Compensation

   The Company accounts for employee stock based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Pro forma net income and net income per share are disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," and are included in Note 5.

                              SANDISK CORPORATION

   Impact of Recently Issued Accounting Standards

   In June 1998, the Financial Accounting Standards Board issued Statement 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

Note 2: Financial Instruments

   Concentration of Credit Risk

   The Company's concentration of credit risk consists principally of cash, cash equivalents, short-term investments and trade receivables. The Company's investment policy restricts investments to high-credit quality investments and limits the amounts invested with any one issuer. The Company sells to original equipment manufacturers, retailers and distributors in the United States, Japan, Europe and the Far East, performs ongoing credit evaluations of its customers' financial condition, and generally requires no collateral. Reserves are maintained for potential credit losses.

   Off Balance Sheet Risk

   In connection with the credit agreement discussed in Note 3, the Company has a foreign exchange contract line in the amount of $15.0 million at December 31, 1998. Under this line, the Company may enter into forward exchange contracts which require the Company to sell or purchase foreign currencies. One forward exchange contract in the amount of $4.3 million was outstanding at December 31, 1998. There were no forward exchange contracts outstanding at December 31, 1997. Foreign currency translation losses of $34,000 were deferred at December 31, 1998 in connection with this forward contract.

   Certain of the Company's purchase commitments and balance sheet accounts are denominated in Japanese Yen. Foreign exchange exposures arising from the Company's yen denominated purchase commitments and related accounts payable are mitigated to the extent the Company has yen denominated current assets. To the extent such foreign exchange exposures are not mitigated, the Company enters into foreign exchange contracts to hedge against changes in foreign currency exchange rates. The effects of movements in currency exchange rates on these instruments are recognized when the related operating revenues and expenses are recognized. The impact of movements in currency exchange rates on foreign exchange contracts substantially mitigates the related impact on the underlying items hedged. The Company had net transaction gains (losses) of approximately $412,000, ($7,000) and ($193,000) for the years ended December 31, 1998, 1997 and 1996, respectively. These amounts are included in interest and other income, net, in the statement of income.

Note 3: Line of Credit

   The Company has a credit agreement (the Agreement) with a bank, which expires in July 1999 and is collateralized by certain assets of the Company. Under the provisions of the Agreement, the Company may borrow up to $10.0 million on a revolving line of credit at the bank's prime interest rate (7.75% at December 31, 1998). Amounts under the revolving line of credit can be applied to the issuance of letters of credit of up to $10.0 million. At December 31, 1998, $1.0 million in letters of credit were outstanding. In addition, under the Agreement, the Company also has a $15.0 million foreign exchange contract line (see Note 2) under which the Company may enter into forward exchange contracts. No amounts were outstanding under the revolving line of credit portion of the Agreement, and $4.3 million was outstanding under the foreign exchange contract portion of the line at December 31, 1998. The Agreement contains covenants that require the Company to maintain certain financial ratios and levels of net worth. The agreement also does not permit the payment of cash dividends to stockholders. As of December 31, 1998, the Company was in compliance with the covenants. Based on available collateral and outstanding letters of credit, the amount available under the Agreement at December 31, 1998 was approximately $9.0 million.

                              SANDISK CORPORATION

Note 4: Commitments and Contingencies

   Commitments

   The Company leases its headquarters and sales offices under operating leases that expire at various dates through 2001. Future minimum lease payments under operating leases at December 31, 1998 are as follows:

                                                                   Year Ending
                                                                   December 31,
                                                                  --------------
                                                                  (in thousands)
       1999......................................................     $1,968
       2000......................................................      1,733
       2001......................................................        978
       2002......................................................         --
       2003......................................................         --
       Thereafter................................................         --
                                                                      ------
         Total...................................................     $4,679
                                                                      ======

   Rental expense under all operating leases was $1.7 million, $1.3 million and $1.1 million for the years ended December 31, 1998, 1997 and 1996, respectively.

   Contingencies

   The Company relies on a combination of patents, mask work protection, trademarks, copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect its intellectual property rights. There can be no assurance that there will not be any disputes regarding the Company's intellectual property rights. Specifically, there can be no assurance that any patents held by the Company will not be invalidated, that patents will be issued for any of the Company's pending applications or that any claims allowed from existing or pending patents will be of sufficient scope or strength or be issued in the primary countries where the Company's products can be sold to provide meaningful protection or any commercial advantage to the Company. Additionally, competitors of the Company may be able to design around the Company's patents.

   To preserve its intellectual property rights, the Company believes it may be necessary to initiate litigation with one or more third parties, including but not limited to those the Company has notified of possible patent infringement. In addition, one or more of these parties may bring suit against the Company. Any litigation, whether as a plaintiff or as a defendant, would likely result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation is ultimately determined in favor of the Company.

   In March 1998, the Company filed a complaint in federal court against Lexar Media, Inc. ("Lexar") for infringement of a fundamental flashdisk patent. Lexar has disputed the Company's claim of patent infringement, claimed SanDisk's patent is invalid or unenforceable and asserted various counterclaims including unfair competition, violation of the Lanham Act, patent misuse, interference with prospective economic advantage, trade defamation and fraud. SanDisk has denied each of Lexar's counterclaims.

   In July 1998, the federal district court denied Lexar's request to have the case dismissed on the grounds the Company failed to perform an adequate prefiling investigation. Discovery in the Lexar suit commenced in August 1998. The claims construction phase commenced in February 1999. The Company intends to vigorously enforce its patents, but there can be no assurance that these efforts will be successful.

   In the event of an adverse result in any such litigation, the Company could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to the infringing technology, or discontinue the use of certain processes.

                              SANDISK CORPORATION

   In October 1995, Samsung Electronics Company Ltd. filed a complaint against the Company in the Northern District of California accusing the Company of infringing two Samsung patents, seeking declaratory relief with respect to five Company patents and alleging unspecified damages for certain other related claims. On January 11, 1996, the Company filed a complaint against Samsung with the United States International Trade Commission alleging that Samsung and its U.S. sales arm, were importing and selling products that infringe two of the Company's patents. On February 26, 1997, the Administrative Law Judge assigned to the case issued an Initial Determination finding both SanDisk patents valid and infringed and further finding a violation of Section 337 of the Trade Act. On June 2, 1997, the Commission issued a limited exclusion order prohibiting the unlicensed entry of infringing flash memory circuits, and carriers and circuit boards containing such circuits, that are manufactured by or on behalf of Samsung. On August 14, 1997, in connection with the settlement of all disputes between them, the Company and Samsung announced the signing of a patent cross-license agreement for flash memory related patents. Under the agreement, the Company and Samsung have licensed each others patents covering the design and manufacture of flash memory products.

   From time to time the Company agrees to indemnify certain of its suppliers and customers for alleged patent infringement. The scope of such indemnity varies but may in some instances include indemnification for damages and expenses, including attorneys fees. The Company may from time to time be engaged in litigation as a result of such indemnification obligations. Third party claims for patent infringement are excluded from coverage under the Company's insurance policies. There can be no assurance that any future obligation to indemnify the Company's customers or suppliers, will not have a material adverse effect on the Company's business, financial condition and results of operations.

   Litigation frequently involves substantial expenditures and can require significant management attention, even if the Company ultimately prevails. In addition, the results of any litigation matters are inherently uncertain. Accordingly, there can be no assurance that any of the foregoing matters, or any future litigation, will not have a material adverse effect on the Company's business, financial condition and results of operations.

Note 5: Stockholders' Equity

   Stock Benefit Plan

   The 1989 Stock Benefit Plan, in effect through August 1995, comprised two separate programs, the Stock Issuance Program and the Option Grant Program. The Stock Issuance Program allowed eligible individuals to immediately purchase the Company's common stock at a fair value as determined by the Board of Directors. Such shares may be fully vested when issued or may vest over time as determined by the Board of Directors. Under the Option Grant Program, eligible individuals were granted options to purchase shares of the Company's common stock at a fair value, as determined by the Board of Directors, of such shares on the date of grant. The options generally vest over a four-year period, expiring no later than ten years from the date of grant. Unexercised options are canceled upon the termination of employment or services. Options that are canceled under this plan will be available for future grants under the 1995 Stock Option Plan. There were no shares available for option grants under this plan at December 31, 1998.

   The 1995 Stock Option Plan provides for the issuance of incentive stock options and nonqualified stock options. Under this plan, the vesting and exercise provisions of option grants are determined by the Board of Directors. The options generally vest over a four-year period, expiring no later than ten years from the date of grant.

                              SANDISK CORPORATION

   1995 Non-employee Directors Stock Option Plan

   In August 1995, the Company adopted the 1995 Non-employee Directors Stock Option Plan (the Directors' Plan). The Company reserved 200,000 shares of common stock for issuance thereunder. Under this plan, automatic option grants are made at periodic intervals to eligible non-employee members of the Board of Directors. Initial option grants vest over a four-year period. Subsequent annual grants vest one year after date of grant. All options granted under the Non-employee Directors Stock Option Plan expire ten years after the date of grant. At December 31, 1998, a total of 136,000 options had been granted at exercise prices ranging from $9.50 to $20.875 per share.

   On July 17, 1998, the Board of Directors approved an option cancellation/regrant program. Under the cancellation/regrant program, employees could elect to exchange their stock options with exercise prices in excess of $12.00 per share for new options priced at $10.00 per share, the market price of the Company's common stock on the date of implementation, August 21, 1998. Under the new options, shares become exercisable six to twelve months later than under the old higher-priced options. The new options have a maximum term of ten years from the August 21, 1998, grant date. Officers and directors of the Company were not eligible for participation in the option cancellation/regrant program. Options covering a total of approximately 903,423 shares were canceled and regranted in connection with the program. The number of options shown as granted and canceled in the table below reflect this exchange of options. Such options had a weighted average exercise price before repricing of $20.661, and the new options were granted at an exercise price of $10.00.

   A summary of activity under all stock option plans follows:

                                           Total
                                         Available                   Weighted
                                         for Future      Total       Average
                                       Grant/Issuance Outstanding Exercise Price
                                       -------------- ----------- --------------
                                                 (Shares in thousands)
Balance at December 31, 1995..........      1,176        2,458        $ 2.67
  Granted.............................       (922)         922        $12.35
  Exercised...........................         --         (168)       $ 0.57
  Canceled............................         68          (68)       $ 8.46
                                           ------       ------
Balance at December 31, 1996..........        322        3,144        $ 5.49
  Increase in authorized shares.......      2,550           --
  Granted.............................       (912)         912        $20.59
  Exercised...........................         --         (358)       $ 1.63
  Canceled............................        145         (145)       $ 9.83
                                           ------       ------
Balance at December 31, 1997..........      2,105        3,553        $ 9.58
  Granted.............................     (2,222)       2,222        $11.94
  Exercised...........................         --         (630)       $ 1.48
  Canceled............................      1,019       (1,019)       $20.08
                                           ------       ------
Balance at December 31, 1998..........        902        4,126        $ 9.50
                                           ======       ======

                              SANDISK CORPORATION

   At December 31, 1998, options outstanding were as follows:

                           Options Outstanding              Options Exercisable
                         ------------------------          ---------------------
                            Number     Weighted               Number
                         Outstanding    Average   Weighted Exercisable  Weighted
                            as of      Remaining  Average     as of     Average
Range of Excercise       December 31, Contractual Exercise December 31, Exercise
Prices                       1998        Life      Price       1998      Price
------------------       ------------ ----------- -------- ------------ --------
$ 0.15--$ 4.50..........    648,626      5.45     $ 1.4472    648,626   $ 1.4472
$ 6.56--$ 9.50..........    707,049      7.30     $ 7.0006    564,384   $ 6.8299
$10.00--$11.63..........  1,075,555      9.39     $10.1734    116,269   $10.7072
$12.00--$14.63..........  1,512,922      9.10     $12.3693    339,935   $12.1688
$17.25--$21.88..........    181,975      9.02     $19.9861     58,281   $20.1208
                          ---------      ----     --------  ---------   --------
$ 0.15--$21.88..........  4,126,127      8.29     $ 9.4959  1,727,495   $ 6.5688

   Employee Stock Purchase Plan

   In August 1995, the Company adopted the Employee Stock Purchase Plan (the Purchase Plan). The Company has reserved 883,333 shares of common stock for issuance thereunder. Under the Purchase Plan, qualified employees are entitled to purchase shares through payroll deductions at 85% of the fair market value at the beginning or end of the offering period, whichever is lower. As of December 31, 1998, shares issued under the Purchase Plan totaled 347,889.

   In April 1997, the stockholders (i) increased the shares available for future issuance under the 1995 Stock Benefit Plan by 2,500,000 shares, (ii) increased the shares available for future issuance under the 1995 Non-Employee Directors Stock Option Plan by 50,000 and (iii) increased the shares available for future issuance under the Employee Stock Purchase Plan by 450,000.

   Accounting for Stock Based Compensation

   The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

   Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of this Statement. For all grants subsequent to December 31, 1994 that were granted prior to the Company's initial public offering in November 1995, the fair value of these options was determined using the minimum value method with a weighted average risk free interest rate of 6.32% and an expected life of 5 years. The fair value for the options granted subsequent to the Company's initial public offering in November 1995 was estimated at the date of grant using a Black-Scholes single option pricing model with the following weighted average assumptions: risk-free interest rates of 4.84%, 6.24%, and 6.23% for 1998, 1997, and 1996, respectively; a dividend yield of 0.0%, a volatility factor of the expected market price of the Company's common stock of 0.60, 0.655, and
0.588 for 1998, 1997, and 1996, respectively; and a weighted-average expected life of the option of 5 years. The weighted average fair value of those options granted were $6.65, $12.45, and $6.98 for 1998, 1997, and 1996, respectively.

                              SANDISK CORPORATION

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   Under the 1995 Employee Stock Purchase Plan, the Company is authorized to issue up to 883,333 shares of common stock to participating employees. Under the terms of the Plan, employees can choose to have up to 10% of their annual base earnings withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of the subscription date fair market value and the purchase date fair market value. Approximately 65% of eligible employees have participated in the plan in 1998 and 75% and 86% in 1997 and 1996, respectively. Under the Plan, the Company sold 129,742; 125,797 and 92,350 shares to employees in 1998, 1997 and 1996, respectively. Pursuant to APB 25 and related interpretations, the Company does not recognize compensation cost related to employee purchase rights under the Plan. To comply with the pro forma reporting requirements of SFAS 123, compensation cost is estimated for the fair value of the employees' purchase rights using the Black-Scholes model with the following assumptions for those rights granted in 1998, 1997, and 1996: dividend yield of 0.0%; and expected life of 6 months; expected volatility factor of .65 and 1.02 in 1998, 0.63 and 0.89 in 1997, and 0.588 in 1996; and a risk free interest rate ranging from 5.36% to 6.08%. The weighted average fair value of those purchase rights granted in February 1996, August 1996, February 1997, August 1997, February 1998 and August 1998 were $2.47, $2.52, $3.42, $4.69, $7.00 and $4.50 respectively.

   Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                          Years ended December
                                                                  31,
                                                         ----------------------
                                                          1998   1997    1996
                                                         ------ ------- -------
                                                         (in thousands, except
                                                           per share amounts)
Pro forma net income.................................... $5,178 $17,156 $13,553
Pro forma net income per share
  Basic................................................. $ 0.20 $  0.75 $  0.61
  Diluted............................................... $ 0.19 $  0.69 $  0.56

   Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

   Shareholder Rights Plan

   On April 21, 1997, the Company adopted a shareholder rights plan (the Rights Agreement). Under the Rights Agreement, rights were distributed as a dividend at the rate of one right for each share of common stock of the Company held by stockholders of record as of the close of business on April 28, 1997. The rights will expire on April 28, 2007 unless redeemed or exchanged. Under the Rights Agreement, each right will initially entitle the registered holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock for $65.00. The rights will become exercisable only if a person or group (other than Seagate Technology, Inc., which is permitted to maintain its 25 percent stake in the Company) acquires beneficial ownership of 15 percent or more of the Company's common stock or commences a tender offer or exchange offer upon consummation of which such person or group would beneficially own 15 percent or more of the Company's common stock.

                              SANDISK CORPORATION

   Warrants

   The Company has periodically granted warrants in connection with the sale of its stock and certain lease and bank agreements. The Company has the following warrants outstanding to purchase capital stock at December 31, 1998:

                                               Number of Price Per Expiration
Issuance Date                    Capital Stock  Shares     Share   Date
-------------                    ------------- --------- --------- ----------
May 1990........................    Common      12,094    $6.615   November 2000
June 1991.......................    Common       6,666    $6.615   November 2000
November 1991...................    Common      13,363    $6.615   November 2000

   During 1998, the Company issued 3,010 shares of common stock for no proceeds in the net issuance of shares upon the exercise of 3,788 warrants with an exercise price of $3.30 per share.

Note 6: Retirement Plan

   Effective January 1, 1992, the Company adopted a tax-deferred savings plan, the SanDisk 401(k) Plan, for the benefit of qualified employees. The plan is designed to provide employees with an accumulation of funds at retirement. Qualified employees may elect to make contributions to the plan on a monthly basis. The Company may make annual contributions to the plan at the discretion of the Board of Directors. No contributions were made by the Company for the years ended December 31, 1998, 1997 and 1996.

Note 7: Income Taxes

   The provision for income taxes consists of the following:

                                                             December 31,
                                                         ----------------------
                                                          1998   1997     1996
                                                         ------ -------  ------
                                                            (in thousands)
Current:
  Federal............................................... $1,413 $12,131  $1,701
  State.................................................    651   2,662      42
  Foreign...............................................  2,936   5,263     397
                                                         ------ -------  ------
                                                          5,000  20,056   2,140
Deferred:
  Federal...............................................  1,305 (13,205) (1,000)
  State.................................................    350  (3,350)     --
                                                         ------ -------  ------
                                                          1,655 (16,555) (1,000)
Provision for income taxes.............................. $6,655 $ 3,501  $1,140
                                                         ====== =======  ======

   The tax benefits associated with stock options reduces taxes currently payable as shown above by $1,761,000, $2,498,000 and $61,000 in 1998, 1997 and
1996, respectively. Such benefits are credited to capital in excess of par when realized.

                              SANDISK CORPORATION

   The Company's provision for income taxes differs from the amount computed by applying the federal statutory rates to income before taxes as follows:

                                                               December 31,
                                                             ------------------
                                                             1998  1997   1996
                                                             ----  -----  -----
Tax at U.S. statutory rate.................................. 35.0%  35.0%  35.0%
State taxes, net of federal benefit.........................  3.5   (1.9)    --
Operating losses utilized...................................   --     --  (17.4)
Research credit............................................. (1.9)  (3.8)  (5.6)
Valuation allowance.........................................   --  (14.9)  (8.0)
Foreign taxes in excess of U.S. rate........................   --    0.4    2.1
Other individually immaterial items.........................  5.5    0.2    1.2
Tax exempt interest income.................................. (6.1)    --     --
                                                             ----  -----  -----
                                                             36.0%  15.0%   7.3%
                                                             ====  =====  =====

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 1998 and 1997 are as follows:

                                                                 December 31,
                                                                ---------------
                                                                 1998    1997
                                                                ------- -------
                                                                (In thousands)
Deferred tax assets:
  Inventory reserves........................................... $ 2,700 $ 3,338
  Deferred revenue.............................................  10,300   9,913
  Accruals and reserves........................................   2,900   3,970
  Other........................................................      --     334
                                                                ------- -------
    Total deferred tax assets.................................. $15,900 $17,555
                                                                ======= =======

Note 8: Related Party Transactions

   In January 1993, the Company entered into a joint cooperation agreement with a stockholder. Under the terms of the agreement, the stockholder had a nonexclusive right to distribute flash memory products produced by the Company. There were no revenues attributable to this agreement in 1998, 1997 and 1996. The agreement was terminated by consent of both parties in 1998.

   The Company has invested $51.2 million in United Silicon, Inc., a semiconductor manufacturing subsidiary of United Microelectronics Corporation in Taiwan. The transaction gives the Company an equity stake of approximately 10% in the facility (which is accounted for on the cost basis) and guarantees access to approximately 12.5% of the wafer output from the facility. In 1998, the Company purchased wafers from USIC totaling approximately $11.6 million.

Note 9: Segment Information

   The Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, in fiscal 1998. SFAS No. 131 supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise and establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or group, in deciding how to allocate resources and in assessing performance.

                              SANDISK CORPORATION

   The Company operates in one segment, flash memory products. The Company markets its products in the United States and in foreign countries through its sales personnel, dealers, distributors, retailers and its subsidiaries. The Chief Executive Officer has been identified as the Chief Operating Decision Maker ("CODM") because he has final authority over resource allocation decisions and performance assessment. The CODM does not receive discrete financial information about individual components of the market.

   Geographic Information: Information regarding geographic areas for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                                       Years Ended December 31,
                                                       -------------------------
                                                         1998     1997    1996
                                                       -------- -------- -------
                                                            (In thousands)
Revenues:
  United States....................................... $ 60,113 $ 53,820 $43,999
  Japan...............................................   46,276   51,677  43,947
  Europe..............................................    9,810   10,774   5,339
  Other foreign countries.............................   19,562    8,982   4,314
                                                       -------- -------- -------
    Total............................................. $135,761 $125,253 $97,599
                                                       ======== ======== =======

                                                          1998    1997    1996
                                                         ------- ------- -------
Long Lived Assets:
  United States......................................... $16,779 $15,422 $ 9,932
  Japan.................................................     445     246     130
  Europe................................................       9       3       2
  Other foreign countries...............................  51,517  40,505     221
                                                         ------- ------- -------
    Total............................................... $68,750 $56,176 $10,285
                                                         ======= ======= =======

   Revenues are attributed to countries based on the location of the customers. Long lived assets in other foreign countries includes the investment in USIC of $51.2 million in 1998 and $40.3 million in 1997.

   Major Customers

   In 1998, revenues from one customer represented approximately $14.0 million of consolidated revenues. In 1997, there were no customers who accounted for more than 10% of total revenue. In 1996, revenues from one customer represented approximately $25.1 million of consolidated revenues.

Note 10: Accumulated Other Comprehensive Income

   As of January 1, 1998, the Company adopted Statement No. 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or shareholders' equity. Statement 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Comprehensive income consists of net income and other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement 130.

                              SANDISK CORPORATION

   Accumulated other comprehensive income presented in the accompanying balance sheet consists of the accumulated unrealized gains and loses on available-for-sale marketable securities for all periods presented. The tax effects for other comprehensive income were immaterial for all periods presented.

                           1998 1997 1996
                           ---- ---- ----
                           (in thousands)
Accumulated other
 comprehensive income at
 beginning of year:
  Unrealized gain......... $ 42 $ 5  $--
Change of accumulated
 other comprehensive
 income during the year
  Unrealized gain on
   available-for-sale
   securities.............  429  37    5
                           ---- ---  ---
Accumulated other
 comprehensive income at
 year end................. $471 $42  $ 5
                           ==== ===  ===

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

   Not applicable.

                              SANDISK CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                         June 30,   December 31,
                                                           1999        1998*
                                                        ----------- ------------
                                                        (unaudited)
ASSETS
Current Assets:
  Cash and cash equivalents............................  $ 12,766     $ 15,384
  Short-term investments...............................   132,182      119,074
  Accounts receivable, net.............................    29,213       20,400
  Inventories..........................................    17,332        8,922
  Deferred tax assets..................................    15,900       15,900
  Prepaid expenses and other current assets............     3,700        6,694
                                                         --------     --------
Total current assets...................................   211,093      186,374
Property and equipment, net............................    22,410       17,542
Investment in foundry..................................    51,208       51,208
Deposits and other assets..............................       794          617
                                                         --------     --------
    Total Assets.......................................  $285,505     $255,741
                                                         ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable.....................................  $ 18,563     $  6,938
  Accrued payroll and related expenses.................     5,523        3,768
  Other accrued liabilities............................    14,316        9,745
  Deferred revenue.....................................    27,232       27,452
                                                         --------     --------
Total current liabilities..............................    65,634       47,903
Stockholders' Equity:
  Common stock.........................................   188,938      186,120
  Retained earnings....................................    30,933       21,718
                                                         --------     --------
Total stockholders' equity.............................   219,871      207,838
                                                         --------     --------
    Total Liabilities and Stockholders' Equity.........  $285,505     $255,741
                                                         ========     ========

   * Information derived from the audited Consolidated Financial Statements.

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                              SANDISK CORPORATION

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                (In thousands, except per share data; unaudited)

                                                 Three months     Six months
                                                ended June 30,  ended June 30,
                                                --------------- ---------------
                                                 1999    1998    1999    1998
                                                ------- ------- ------- -------
Revenues:
  Product...................................... $42,300 $23,480 $78,226 $48,906
  License and royalty..........................  10,249   7,881  18,459  16,557
                                                ------- ------- ------- -------
Total revenues.................................  52,549  31,361  96,685  65,463
Cost of sales..................................  30,858  20,560  57,367  38,332
                                                ------- ------- ------- -------
Gross profits..................................  21,691  10,801  39,318  27,131
Operating expenses:
  Research and development.....................   6,007   4,474  11,219   8,805
  Sales and marketing..........................   5,755   4,248  10,928   8,199
  General and administrative...................   2,896   1,709   5,290   3,753
                                                ------- ------- ------- -------
Total operating expenses.......................  14,658  10,431  27,437  20,757
Operating income...............................   7,033     370  11,881   6,374
Interest and other income, net.................   1,465   1,278   3,069   2,617
                                                ------- ------- ------- -------
Income before taxes............................   8,498   1,648  14,950   8,991
Provision for income taxes.....................   2,804     595   4,933   3,235
                                                ------- ------- ------- -------
Net income..................................... $ 5,694 $ 1,053 $10,017 $ 5,756
                                                ======= ======= ======= =======
Net income per share
  Basic........................................ $  0.21 $  0.04 $  0.37 $  0.22
  Diluted...................................... $  0.19 $  0.04 $  0.34 $  0.21
Shares used in computing net income per share
  Basic........................................  26,943  26,168  26,855  26,094
  Diluted......................................  29,514  27,834  29,414  27,928


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                              SANDISK CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (In thousands; unaudited)

                                                           Six months ended
                                                               June 30,
                                                           ------------------
                                                             1999      1998
                                                           --------  --------
Cash flows from operating activities:
Net income................................................ $ 10,017  $  5,756
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Depreciation............................................    3,750     3,166
  Accounts receivable, net................................   (8,813)    3,235
  Inventory...............................................   (8,410)   (5,920)
  Prepaid expenses and other assets.......................    2,817       (90)
  Accounts payable........................................   11,626    (3,197)
  Accrued payroll and related expenses....................    1,755      (938)
  Other accrued liabilities...............................    4,571    (1,993)
  Deferred revenue........................................     (220)   (1,746)
                                                           --------  --------
    Total adjustments.....................................    7,076    (7,483)
                                                           --------  --------
  Net cash provided by (used in) operating activities.....   17,093    (1,727)
Cash flows from investing activities:
  Purchases of short term investments.....................  (73,456)  (85,654)
  Proceeds from sale of short term investments............   59,546    81,632
  Acquisition of capital equipment........................   (8,619)   (2,865)
                                                           --------  --------
  Net cash used in investing activities...................  (22,529)   (6,887)
Cash flows from financing activities:
  Sale of common stock....................................    2,818     1,193
                                                           --------  --------
  Net cash provided by financing activities...............    2,818     1,193
                                                           --------  --------
Net decrease in cash and cash equivalents.................   (2,618)   (7,421)
Cash and cash equivalents at beginning of period..........   15,384    20,888
Cash and cash equivalents at end of period................ $ 12,766  $ 13,467
                                                           ========  ========


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                              SANDISK CORPORATION

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   1. These interim condensed consolidated financial statements are unaudited but reflect, in the opinion of management, all normal recurring adjustments necessary to present fairly the financial position of SanDisk Corporation and its subsidiaries (the "Company") as of June 30, 1999, the results of operations for the three and six month periods ended June 30, 1999 and 1998 and cash flows for the six month periods ended June 30, 1999 and 1998. Because all the disclosures required by generally accepted accounting principles are not included, these interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto in the Company's annual report on Form 10-K/A as of, and for the year ended December 31, 1998. The condensed consolidated balance sheet data as of December 31, 1998 was derived from the audited financial statements.

   The results of operations for the three and six month periods ended June 30, 1999 and cash flows for the six month periods ended June 30, 1999 are not necessarily indicative of results of operations and cash flows for any future period.

   2. The Company's fiscal year ends on the Sunday closest to December 31, and each fiscal quarter ends on the Sunday closest to March 31, June 30, and September 30. The second fiscal quarter of 1999 and 1998 ended on June 27, 1999 and June 28, 1998, respectively. Fiscal year 1998 was 52 weeks long and ended on December 27, 1998. Fiscal year 1999 is 53 weeks long and ends on January 2, 2000. For ease of presentation, the accompanying financial statements have been shown as ending on the last day of the calendar month.

   3. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   4. The components of inventory consist of the following:

                                                           June 30, December 31,
                                                             1999       1998
                                                           -------- ------------
                                                              (In thousands)
Raw materials............................................. $ 2,646     $2,710
Work-in-process...........................................   9,866      3,818
Finished goods............................................   4,820      2,394
                                                           -------     ------
                                                           $17,332     $8,922
                                                           =======     ======

                              SANDISK CORPORATION

   5. The following table sets forth the computation of basic and diluted earnings per share:

                                           Three months ended  Six months ended
                                                June 30,           June 30,
                                           ------------------- -----------------
                                             1999      1998      1999    1998
                                           --------- --------- -------- --------
                                             (In thousands, except per share
                                                         amounts)
Numerator:
  Numerator for basic and diluted net
   income per share--net income........... $   5,694 $   1,053 $ 10,017 $ 5,756
                                           ========= ========= ======== =======
Denominator for basic net income per
 share:
  Weighted average common shares..........    26,943    26,168   26,855  26,094
                                           --------- --------- -------- -------
Shares used in computing basic net income
 per share................................    26,943    26,168   26,855  26,094
                                           ========= ========= ======== =======
Basic net income per share................ $    0.21 $    0.04 $   0.37 $  0.22
                                           ========= ========= ======== =======
Denominator for diluted net income per
 share:
  Weighted average common shares..........    26,943    26,168   26,855  26,094
  Employee stock options and warrants to
   purchase common stock..................     2,571     1,666    2,559   1,834
                                           --------- --------- -------- -------
Shares used in computing diluted net
 income per share.........................    29,514    27,834   29,414  27,928
                                           ========= ========= ======== =======
Diluted net income per share.............. $    0.19 $    0.04 $   0.34 $  0.21
                                           ========= ========= ======== =======

   For the three and six month periods ending June 30, 1999, options to purchase 100,465 and 55,609 shares of common stock, respectively have been excluded from the earnings per share calculation, as their effect is antidilutive. For the three and six month period ended June 30, 1998, options to purchase 885,839 and 254,634 shares of common stock, respectively, have been excluded from the earnings per share calculation, as their effect is antidilutive.

   6. To preserve its intellectual property rights, the Company believes it may be necessary to initiate litigation with one or more third parties, including but not limited to those the Company has notified of possible patent infringement. In addition, one or more of these parties, or others, may bring suit against the Company.

   In March 1998, the Company filed a complaint in federal court against Lexar Media, Inc. ("Lexar") for infringement of a fundamental flashdisk patent. Lexar has disputed the Company's claim of patent infringement, claimed SanDisk's patent is invalid or unenforceable and asserted various counterclaims including unfair competition, violation of the Lanham Act, patent misuse, interference with prospective economic advantage, trade defamation and fraud. SanDisk has denied each of Lexar's counterclaims.

   In July 1998, the federal district court denied Lexar's request to have the case dismissed on the grounds the Company failed to perform an adequate prefiling investigation. Discovery in the Lexar suit commenced in August 1998. On February 22, 1999, the Federal District Court considered arguments and papers submitted by the parties regarding the scope and proper interpretation of the asserted claims in SanDisk's patent at issue in the Lexar suit. On March 4, 1999, the Federal District Court issued its ruling on the proper construction of the claim terms in SanDisk's patent. On July 30, 1999, the Company filed a motion for partial summary judgment that Lexar CompactFlash and PC Cards contributorily infringe SanDisk's patent. This motion is scheduled to be heard in September 1999. A trial date has not yet been set. The Company intends to vigorously enforce its patents, but there can be no assurance that these efforts will be successful.

                              SANDISK CORPORATION

   In May 1999, Lexar filed a complaint against the Company for claims of unfair competition, false advertising, trade libel and intentional and negligent interference with prospective business advantage. On July 1, 1999, the Company filed a motion to dismiss the Lexar complaint. Also, in July 1999, Lexar filed a motion for preliminary injunction seeking to stop certain advertising practices that Lexar alleges were misleading. The Company intends to vigorously oppose this motion. Both motions are scheduled to be heard in September 1999. There can be no assurances that these motions will be decided in favor of the Company.

   From time to time the Company agrees to indemnify certain of its suppliers and customers for alleged patent infringement. The scope of such indemnity varies but may in some instances include indemnification for damages and expenses, including attorneys' fees. The Company may from time to time be engaged in litigation as a result of such indemnification obligations. Third party claims for patent infringement are excluded from coverage under the Company's insurance policies. There can be no assurance that any future obligation to indemnify the Company's customers or suppliers, will not have a material adverse effect on the Company's business, financial condition and results of operations.

   Any litigation, whether as a plaintiff or as a defendant, will likely result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation is ultimately determined in favor of the Company. In the event of an adverse result in any such litigation, the Company could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to the infringing technology, or discontinue the use of certain processes. Accordingly, there can be no assurance that any of the foregoing matters, or any future litigation, will not have a material adverse effect on the Company's business, financial condition and results of operations.

   7. The Company had a credit agreement (the Agreement) with a bank, which expired in July 1999. At June 30, 1999, there were no amounts outstanding under the line of credit. The Agreement contained covenants that required the Company to maintain certain financial ratios and levels of net worth and prohibited the payment of cash dividends to stockholders. The Company was in compliance with these covenants at June 30, 1999.

   8. Certain of the Company's balance sheet accounts and purchase commitments are denominated in Japanese Yen. The Company enters into foreign exchange contracts to hedge against changes in foreign currency exchange rates. The effects of movements in currency exchange rates on these instruments are recognized when the related operating revenues and expenses are recognized. The impact of movements in currency exchange rates on foreign exchange contracts substantially mitigates the related impact on the underlying items hedged. At June 30, 1999, forward contracts with a notional amount of $11.9 million were outstanding.

   9. Accumulated other comprehensive income presented in the accompanying balance sheet consists of the accumulated unrealized gains and loses on available-for-sale marketable securities, net of the related tax effects, for all periods presented.

                                        Three months ended   Six months ended
                                             June 30,            June 30,
                                        -------------------- ------------------
                                          1999       1998      1999     1998
                                        ---------  --------- --------  --------
                                          (In thousands)      (In thousands)
Net income............................. $   5,694  $   1,053 $ 10,017  $ 5,756
Unrealized gain (loss) on available-
 for-sale securities...................      (550)        19     (802)     144
                                        ---------  --------- --------  -------
Comprehensive income................... $   5,144  $   1,072 $  9,215  $ 5,900
                                        =========  ========= ========  =======

   Accumulated other comprehensive income (loss) was ($331,000) and $471,000 at June 30, 1999 and December 31, 1998, respectively.

                           [SanDisk Corporation Logo]

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registation statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)                         [ALTERNATE COVER PAGE
Issued August 17, 1999                             FOR INTERNATIONAL PROSPECTUS]

                                3,000,000 Shares

                           [SanDisk Corporation LOGO]

                                  COMMON STOCK

                                  -----------

SanDisk Corporation is offering 2,750,000 shares and the selling stockholder is offering 250,000 shares. For information relating to the selling stockholder, see "Selling Stockholder" on page 50.

                                  -----------

Our common stock is listed on the Nasdaq National Market under the symbol "SNDK." On August 16, 1999, the reported last sale price of the common stock on the Nasdaq National Market was $88 3/16 per share.

                                  -----------

Concurrently with this offering, the selling stockholder is entering into a prepaid forward contract with the SanDisk PEPS Trust in connection with a public offering of an aggregate of $200 million of Premium Exchangeable Participating Shares, or PEPS, of the trust ($230 million if the underwriters over-allotment option is exercised in full). See "Selling Stockholder" on page 50.

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7 of this prospectus.

                                  -----------

                               PRICE $   A SHARE

                                  -----------


                                    Underwriting   Proceeds to    Proceeds to
                       Price to    Discounts and     SanDisk        Selling
                        Public      Commissions    Corporation    Stockholder
                       --------    -------------   -----------    -----------
Per Share..........      $              $              $              $
Total..............     $              $              $              $

                                  -----------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the U.S. underwriters the right to purchase up to an additional 450,000 shares of our common stock to cover over-allotments. Morgan Stanley &
Co. Incorporated expects to deliver the shares to purchasers on      , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER
     BANCBOSTON ROBERTSON STEPHENS
     INTERNATIONAL LIMITED
                                                     MERRILL LYNCH INTERNATIONAL

     , 1999

                                                               [ALTERNATE COVER
                                                      PAGE FOR PEPS PROSPECTUS]

                              SANDISK CORPORATION

                          [SanDisk Corporation LOGO]

                                 COMMON STOCK

                               ----------------

   This prospectus relates to an aggregate of up to     shares (    shares if
the over-allotment option described in the trust prospectus described below is exercised in full) of our common stock, par value $0.001 per share, beneficially owned by the selling stockholder identified in this prospectus under the heading "Selling Stockholder" which may be delivered by the SanDisk PEPS Trust to holders of Premium Exchangeable Participating Shares, or PEPS, securities of the trust. We will receive no portion of the proceeds from the sale of the shares of our common stock offered by this prospectus or from the sale of the PEPS securities. The PEPS securities are being sold by the trust in an offering described in the separate prospectus of the trust. This prospectus relates only to the shares of our common stock that may be delivered upon exchange of the PEPS securities. We take no responsibility for any information included or omitted from the trust prospectus. The trust prospectus does not constitute a part of, and is not incorporated by reference in, this prospectus.

   The shares of our common stock are traded on the Nasdaq National market under the symbol "SNDK." On August 16, 1999, the last reported sales price for our common stock as reported by Nasdaq was $88 3/16 per share.

   Investing in our common stock involves risks. See "Risk Factors" beginning on page 7 of this prospectus.

                               ----------------

   The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

   The date of this Prospectus is                     , 1999.

                                                                [ALTERNATE PAGE
                                                           FOR PEPS PROSPECTUS]

                             PLAN OF DISTRIBUTION

   Pursuant to a prepaid forward contract, the SanDisk PEPS Trust has agreed, subject to the terms and conditions set forth therein, to purchase from Seagate Technology, Inc. a number of shares of our common stock equal to the total number of PEPS to be purchased by the underwriters from the trust pursuant to an underwriting agreement (including any PEPS that may be purchased by the underwriters upon exercise of an over-allotment option, among Morgan Stanley & Co. Incorporated, the trust, Seagate Technology and SanDisk. Pursuant to the terms of the prepared forward contract, Seagate Technology will deliver to the trust on an exchange date a number of shares of our common stock (or, at the option of Seagate Technology, the cash equivalent) and/or such other consideration as may be permitted or required by the terms of the prepaid forward contract, that are expected to have the same value as the shares of our common stock delivered pursuant to the PEPS.

   We, Seagate Technology and our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of shares of common stock or other securities, in cash or otherwise.

   The restrictions described in the previous paragraph do not apply to:

  . the sale of the PEPS to the underwriters;

  . the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  . the granting of stock options and/or restricted stock units pursuant to our existing employee benefit plans and to directors in connection with their initial appointment to the board of directors, provided that these options, other than director options, do not become exercisable and these units do not vest during the 90-day period;

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market or other transactions after the completion of the offering; and

  . sales of up to an aggregate of 250,000 shares of our common stock by our executive officers and directors.

   In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of common stock or the PEPS. Specifically, the underwriters may agree to sell or allot more shares than the 2,976,633 PEPS which the trust has agreed to sell to them. This over-allotment would create a short position in the PEPS for the underwriters' account. To cover any over-allotments or to stabilize the price of the common stock or the PEPS, the underwriters may bid for, and purchase, shares of common stock or PEPS in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the PEPS in the offering, if the syndicate repurchases previously distributed PEPS in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The underwriters have reserved the right to reclaim selling concessions in order to encourage underwriters and dealers to distribute PEPS for investment, rather than for short-term profit taking. Increasing the proportion of the offering held for investment may reduce the supply of PEPS available for short-term trading. Any of these activities may stabilize or maintain the market price of the PEPS above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   We, the trust, Seagate Technology and the underwriters have agreed to indemnify each other against a variety of liabilities, including liabilities under the Securities Act.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

     SEC Registration fee.............................................. $128,382
     NASD fee..........................................................   30,500
     Nasdaq National Market listing fee................................   17,500
     Printing and engraving............................................   70,000
     Legal fees and expenses of SanDisk................................  150,000
     Accounting fees and expenses......................................  100,000
     Blue sky fees and expenses........................................    5,000
     Transfer agent fees...............................................   10,000
     Miscellaneous.....................................................   38,618
                                                                        --------
       Total........................................................... $550,000
                                                                        ========

Item 15. Indemnification of Directors and Officers

   We have adopted provisions in our Amended and Restated Certificate of Incorporation that limit the liability of our directors in certain instances. As permitted by the Delaware General Corporation Law, directors will not be liable to us for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. See Item 17 of this Registration Statement regarding the opinion of the Securities and Exchange Commission as to indemnification of liabilities arising under the Securities Act. Such limitation does not affect liability for any breach of a director's duty to us or our stockholders (i) with respect to approval by the director of any transaction from which he derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that he believes to be contrary to our best interests or the best interest of our stockholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern of inattention that amounts to an abdication of his duty to us or our stockholders, or that show a reckless disregard for his duty to us or our stockholders in circumstances in which he was, or should have been, aware, in the ordinary course of performing his duties, of a risk of serious injury to us or our stockholders, or (iii) based on transactions between us and our directors or another corporation with interrelated directors or on improper distributions, loans, or guarantees under applicable sections of the Delaware General Corporation Law. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission, although in certain circumstances equitable relief may not be available as a practical matter. The limitation may relieve the directors of monetary liability to us for grossly negligent conduct, including conduct in situations involving attempted takeovers. No claim or litigation is currently pending against our directors that would be affected by the limitation of liability.

   Our Amended and Restated Certificate of Incorporation and Bylaws provide that we shall indemnify our directors and may indemnify our officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law. We have entered into separate indemnification agreements with our directors and officers, which may require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. To the extent we may be required to make substantial payments under the indemnification agreements that are not covered by insurance, our available cash and stockholder's equity would be adversely affected.

   Reference is made to the form of Underwriting Agreement filed as Exhibit
1.1 to this Registration Statement for certain provisions regarding the indemnification of officers and directors by the several Underwriters.

Item 16. Exhibits and Consolidated Financial Statement Schedule

UPDATE

   (a) Exhibits

 Exhibit
   No.                                 Description
 -------                               -----------
  1.1*   Form of Underwriting Agreement
  4.1**  Specimen common stock certificate
  4.2**  Amended and Restated Investors' Rights Agreement, dated September 23,
          1994, among SanDisk and the investors and the founders named therein, as amended
  4.3**  Amended and Restated Shareholders Agreement, dated September 23, 1994, among SanDisk and the employee holders and the preferred stock investors named therein
  4.4**  Forms of Warrants to Purchase Shares of Series A and Series C
          preferred stock
  5.1*   Opinion of Brobeck, Phleger & Harrison LLP
 21.1*   Subsidiaries of SanDisk
 23.1    Consent of Ernst & Young LLP, Independent Auditors
 23.2*   Consent of Brobeck, Phleger & Harrison LLP. Reference is made to
          Exhibit 5.1.
 24.1    Power of Attorney (see signature page)

--------
 * To be filed by subsequent amendment.
** Previously filed as an exhibit to SanDisk's Registration Statement on Form
   S-1 (Reg. No. 33-96298).

   (b) Consolidated Financial Statement Schedule

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the Delaware General Corporation Code, our Certificate of Incorporation or the Bylaws, indemnification agreements entered into between us and our officers and directors, the Underwriting Agreement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   We hereby undertake that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, SanDisk Corporation certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on this 17th day of August, 1999.

                                          Sandisk Corporation

                                                   /s/ Dr. Eli Harari
                                          By: _________________________________.
                                                      Dr. Eli Harari
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint, jointly and severally, Dr. Eli Harari and Cindy L. Burgdorf, or either of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                  Date
             ---------                           -----                  ----

   /s/ Dr. Eli Harari                President, Chief Executive    August 17, 1999
____________________________________  Officer (Principal
   Dr. Eli Harari                     Executive Officer) and
                                      Director

  /s/ Cindy L. Burgdorf              Chief Financial Officer,      August 17, 1999
____________________________________  Senior Vice President,
   Cindy L. Burgdorf                  Finance and Administration
                                      and Secretary (Principal
                                      Financial and Accounting
                                      Officer)

   /s/ Irwin Federman                Chairman of the Board of      August 17, 1999
____________________________________  Directors
   Irwin Federman

  /s/ William V. Campbell            Director                      August 17, 1999
____________________________________
   William V. Campbell

             Signature                           Title                  Date
             ---------                           -----                  ----

  /s/ Catherine P. Lego                       Director             August 17, 1999
____________________________________
   Catherine P. Lego

  /s/ Dr. James D. Meindl                     Director             August 17, 1999
____________________________________
   Dr. James D. Meindl

  /s/ Alan F. Shugart                         Director             August 17, 1999
____________________________________
   Alan F. Shugart